Exhibit 99.1

Building Better Experiences

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Annual General Meeting
May 7, 2020

BCE

Building Better Experiences Notice of 2020 annual general shareholder meeting and management proxy circular Annual General Meeting May 7, 2020

What’s inside

FOUR WAYS

TO VOTE

BY PROXY

VOTING BY PROXY

IS THE EASIEST WAY

TO VOTE

Please refer to the proxy form or voting instruction form provided to you or to section 2, entitled About voting your shares, for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

Letter from the Chair of the Board

and the President and Chief Executive Officer

Dear fellow shareholders,

As part of our priority to protect the health and safety of the public and our team members in light of the COVID-19 situation, we will hold a virtual 2020 Annual General Shareholder meeting only via live webcast at BCE.ca/AGM2020 at 9:30 a.m. on Thursday, May 7, 2020.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important and we facilitate voting by enabling you to vote by proxy at any time prior to the meeting. We encourage you to do so and have arranged for voting on the Internet, by phone, by fax or by mail. You can also vote by attending the virtual meeting. Refer to the instructions in section 2.1 entitled How to vote for more details.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors, our corporate governance practices and reports from the four standing committees of the Board. It also contains detailed information about our philosophy, policies and programs for executive compensation and how your Board receives input from shareholders on these matters.

At the meeting, we will review our financial position, business operations and the value we are delivering to shareholders. We also look forward to responding to your questions, which the virtual meeting will allow.

Thank you for your continued confidence in BCE. In response to the COVID-19 situation, we have put in place the plans and policies necessary to enable the Bell team to continue delivering the reliable and high-quality connections on which Canadian consumers, businesses and governments rely.

Sincerely,

Gordon M. Nixon	Mirko Bibic
Chair of the Board	President and CEO

March 5, 2020

BCE Inc. 2020 Proxy Circular

Summary

Below are highlights of some of the important information you will find in this management proxy circular. These highlights do not contain all the information that you should consider. You should therefore read the circular in its entirety before voting.

SHAREHOLDER VOTING MATTERS

	BOARD VOTE RECOMMENDATION	PAGE REFERENCE FOR MORE INFORMATION

Election of 15 Directors	FOR each nominee	7 and 9

Appointing Deloitte LLP as Auditors	FOR	8

Advisory Resolution on Executive Compensation	FOR	8 and 43

Shareholder Proposal – Increase of Gender Diversity Target	AGAINST	81

OUR DIRECTOR NOMINEES

				COMMITTEE MEMBERSHIPS				BOARD AND COMMITTEE ATTENDANCE 2019

									OTHER PUBLIC BOARDS

NAME AND REGION INDEPENDENT	AGE	DIRECTOR SINCE	POSITION	AUDIT	COMPENSATION	GOVERNANCE	PENSION			TOP FOUR COMPETENCIES

B.K. Allen U.S.	71	2009	Operating Partner – Providence Equity Partners LLC			C		100%	2	• CEO/Senior Management • Governance	• Technology • Telecommunications

M. Bibic Ontario	53	New Nominee	President and CEO – BCE and Bell Canada					–	–	• CEO/Senior Management • Government/Regulatory Affairs	• Media/Content • Telecommunications

S. Brochu Québec	56	2010	Corporate Director					100%	2	• CEO/Senior Management • Governance	• Government/Regulatory Affairs • Retail/Customer

R.E. Brown Québec	75	2009	Corporate Director		C			94%	–	• CEO/Senior Management • Governance	• Human Resources/ Compensation • Risk Management

D.F. Denison Ontario	67	2012	Corporate Director				C	100%	2	• Accounting & Finance • CEO/Senior Management	• Investment Banking/Mergers & Acquisitions • Risk Management

R.P. Dexter Nova Scotia	68	2014	Chair and CEO – Maritime Travel Inc.					100%	2	• Governance • Human Resources/ Compensation	• Retail/Customer • Risk Management

I. Greenberg Québec	77	2013	Corporate Director					100%	1	• CEO/Senior Management • Government/Regulatory Affairs	• Human Resources/ Compensation • Media/Content

K. Lee Ontario	56	2015	Corporate Director					100%	1	• Accounting & Finance • CEO/Senior Management	• Investment Banking/Mergers & Acquisitions • Risk Management

M.F. Leroux Québec	65	2016	Corporate Director					100%	3	• Accounting & Finance • CEO/Senior Management	• Governance • Retail/Customer

G.M. Nixon Ontario	63	2014	Corporate Director – Chair of the Board – BCE and Bell Canada					100%	2	• CEO/Senior Management • Human Resources/ Compensation	• Governance • Investment Banking/Mergers & Acquisitions

T.E. Richards U.S.	65	New Nominee	Corporate Director					–	1	• CEO/Senior Management • Human Resources/ Compensation	• Technology • Telecommunications

C. Rovinescu Québec	64	2016	President and CEO – Air Canada					100%	1	• CEO/Senior Management • Human Resources/ Compensation	• Investment Banking/Mergers & Acquisitions • Retail/Customer

K. Sheriff Ontario	62	2017	Corporate Director					91%	–	• CEO/Senior Management • Retail/Customer	• Technology • Telecommunications

R.C. Simmonds Ontario	66	2011	Chair – Lenbrook Corporation					100%	–	• Governance • Government/Regulatory Affairs	• Technology • Telecommunications

P.R. Weiss Ontario	72	2009	Corporate Director	C				100%	2	• Accounting & Finance • Governance	• Investment Banking/Mergers & Acquisitions • Risk Management

BCE Inc. 2020 Proxy Circular

CORPORATE GOVERNANCE

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the Corporation.

BOARD INFORMATION AND

GOVERNANCE BEST PRACTICES

15	Size of Board
14	Independent Directors
99%	2019 Board and Committee
Director Attendance Record
Board Committees’
Members are All
Independent
Board Diversity Policy and
Target for Gender
Representation
Annual Election of
All Directors
Directors Elected
Individually
Majority Voting Policy
for Directors
Separate Chair and CEO

Board Interlocks Guidelines
Directors’ Tenure Guidelines
Board Renewal:
7 Non-Executive Director
Nominees ≤6 Years Tenure
Share Ownership Guidelines for Directors and Executives
Code of Business Conduct and Ethics Program
Annual Advisory Vote on
Executive Compensation
Formal Board Evaluation
Process
Board Risk Oversight
Practices
Robust Succession Planning

HIGHLIGHTS

•	Appointed Mr. Mirko Bibic as President and Chief Executive Officer as a result of a thorough succession planning process. Details on pages 23, 41 and 45.

•

In anticipation of the retirements of Messrs. Barry K. Allen, Robert E. Brown and Paul R. Weiss at the 2021 annual shareholder meeting, proposes the election of Mr. Thomas E. Richards to the Board of Directors at the 2020 annual general shareholder meeting, to facilitate a seamless transition and ensure Board renewal with the appropriate mix of skills, expertise and experience. Mr. Richards is a seasoned U.S.-based technology and telecommunications executive. Details on pages 15, 26 and 27.

•	Proactively identified additional Board candidates with a view to ensuring the ongoing renewal of required competencies by the best possible talents

•	Amended the Board composition and diversity policy to include members of visible minorities, Indigenous peoples and persons with disabilities. Details on page 26.

•	Set a target that each gender represent at least 30% of non-executive directors by the end of 2021. Details on page 26.

•	Conducted a comprehensive assessment of the effectiveness and performance of the Board and its committees. Details on page 28.

•	Approved our strategic plan, taking into account the opportunities and risks of the business units for the upcoming year. Details on page 22.

EXECUTIVE COMPENSATION

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the Corporation offers a competitive total compensation package, with target positioning at the 60th percentile of the comparator group for strong performers.

•	BASE SALARY: rewards the scope and responsibilities of a position with target positioning at the median of our comparator group

•	ANNUAL INCENTIVE: encourages strong performance against yearly corporate and individual objectives

•	LONG-TERM INCENTIVE: aligns with long-term interests of shareholders.

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. For instance, the vesting of performance share units (PSUs) depends on the realization of our dividend growth policy, while stock options reflect our commitment to drive the share price for our stakeholders. Restricted share units (RSUs) provide a valuable retention tool in maintaining in place a world-class executive team.

2019 TARGET PAY AT RISK (1)

President & CEO

Other NEOs

(1)

Based on 2019 actual base salary. Pay at risk is annual short-term incentive plan, RSU awards, PSU awards and Option-based awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

OVERVIEW OF EXECUTIVE COMPENSATION BEST PRACTICES ADOPTED BY BCE

•	Stringent share ownership requirements

•	Emphasis on pay at risk for executive compensation

•	Double trigger change-in-control policy

•	Anti-hedging policy on share ownership and incentive compensation

•	Clawbacks for the President & CEO and all EVPs as well as all option holders

•	Caps on BCE Supplemental Executive Retirement Plans (SERP) and annual bonus payouts, in addition to mid- and long-term incentive grants

•	Vesting criteria fully aligned to shareholder interests.

Details on page 50.

BCE Inc. 2020 Proxy Circular

1	Notice of 2020 annual general shareholder meeting and meeting materials

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or at the virtual meeting.

In this document, you, your and shareholder refer to the common shareholders of BCE. We, us, our, Corporation and BCE refer to BCE Inc., unless otherwise indicated. The information in this document is at March 5, 2020, unless otherwise indicated.

When	Thursday, May 7, 2020, 9:30 a.m. (Eastern time)

Virtual meeting	Virtual only meeting via live webcast online at BCE.ca/AGM2020

What the meeting	1.	receiving the financial statements for the year ended December 31, 2019, including the auditors’ reports
is about	2.	electing 15 directors who will serve until the end of the next annual shareholder meeting
	3.	appointing the auditors who will serve until the end of the next annual shareholder meeting
	4.	considering an advisory (non-binding) resolution on executive compensation
	5.	considering the shareholder proposal described in Schedule A.

The meeting may also consider other business that properly comes before it.

You have the right to vote	You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 16, 2020.

You have the right to vote your shares on items 2 to 5 listed above and any other items that may properly come before the meeting or any adjournment.

Meeting materials

As permitted by Canadian securities regulators, we are using notice-and-access to deliver this circular and our annual report (meeting materials) to both our registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares, but, instead of receiving a paper copy of the meeting materials, you will receive a notice with information about how you can access the meeting materials electronically and how to request a paper copy. The meeting materials are available at www.meetingdocuments.com/astca/bce, on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

You may request a paper copy of the meeting materials, at no cost, up to one year from the date the meeting materials were filed on SEDAR. You may make such a request at any time prior to the meeting on the web at www.meetingdocuments.com/astca/bce or by contacting our transfer agent, AST Trust Company (Canada) (AST), at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) and following the instructions.

After the meeting, requests may be made by calling 1-800-339-6353.

Approval of this circular	The Board has approved the content of this circular and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board,

Michel Lalande Chief Legal Officer and Corporate Secretary Montréal, Québec March 5, 2020

BCE Inc. 2020 Proxy Circular

2	About voting your shares

2.1	How to vote

The record date for determining shareholders entitled to vote is March 16, 2020. You have one vote for each common share you hold on that date. As at March 5, 2020, 904,254,528 common shares were outstanding.

REGISTERED SHAREHOLDERS

You are a registered shareholder when your name appears on your share certificate or your direct registration statement. Your proxy form tells you whether you are a registered shareholder.

OPTION 1 By proxy (proxy form) You may give your voting instructions in the following manner:
INTERNET Go to www.astvotemyproxy.com and follow the instructions

TELEPHONE

Call 1-888-489-7352 (Canada and the United States) or 1-800-1960-1968 (other countries)

If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder

FAX Complete the proxy form and return it by fax to 1-866-781-3111 (Canada and the United States) or 416-368-2502 (other countries), or scan and email to proxyvote@astfinancial.com

MAIL Return the completed proxy form in the prepaid envelope provided

Our transfer agent, AST, must receive your proxy form or you must have voted by Internet or telephone before noon (Eastern time) on May 5, 2020.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder when an intermediary (a bank, trust company, securities broker or other financial institution) holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

OPTION 1 By proxy (voting instruction form) You may give your voting instructions in the following manner:
INTERNET Go to www.ProxyVote.com and follow the instructions

TELEPHONE

Call 1-800-474-7493 (English) or 1-800-474-7501 (French)

If you vote by telephone, you cannot appoint anyone other than the directors named on your voting instruction form as your proxyholder

FAX Complete the voting instruction form and return it by fax to 905-507-7793 or 514-281-8911

MAIL Return your voting instruction form in the prepaid envelope provided

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before noon (Eastern time) on May 5, 2020. If you vote by Internet or telephone, you must do so prior to noon (Eastern time) on May 5, 2020.

Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to AST by mail or fax.

OPTION 2 At the virtual meeting

Registered shareholders may vote at the meeting by voting online during the meeting, as further described below under Attending and participating at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest. This is because we and AST, our transfer agent, do not have a record of the non-registered shareholders of the company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a non-registered shareholder and wish to vote at the meeting, you MUST to appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and MUST follow all of the applicable instructions, including the deadline, provided by your intermediary. See Appointment of a third party as proxy and Attending and participating at the meeting below.

APPOINTMENT OF A THIRD PARTY AS PROXY

The following applies to shareholders who wish to appoint someone as their proxyholder other than the BCE proxyholders named in the form of proxy or voting instruction form. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.

Shareholders who wish to appoint someone other than the BCE proxyholders as their proxyholder to attend and participate at the meeting as their proxy and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder by phone, as described below. Registering your proxyholder is an additional step

BCE Inc. 2020 Proxy Circular

to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the meeting.

Step 1: Submit your form of proxy or voting instruction form: To appoint someone other than the BCE proxyholders as proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a non-registered shareholder and wish to vote at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading Attending and participating at the meeting.

If you are a non-registered shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under Attending and participating at the meeting, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to AST. Requests for registration from non-registered shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: proxyvote@astfinancial.com (if by email), or AST Trust Company (Canada), Attention: Proxy Department, 1170 Birchmount Rd, Scarborough, ON M1P 5E3 (if by courier) and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of noon (Eastern Time) on May 5, 2020.

Step 2: Register your proxyholder: To register a third party proxyholder, shareholders MUST call AST at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon on May 5, 2020 and provide AST with the required proxyholder contact information so that AST may provide the proxyholder with a Control Number via email. Without a Control Number, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

ATTENDING AND PARTICIPATING AT THE MEETING

BCE is holding the meeting in a virtual only format, which will be conducted via live webcast. Shareholders will not be able to attend the meeting in person. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, to participate at the meeting and ask questions, all in real time. Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the meeting.

•	Log in online at BCE.ca/AGM2020. We recommend that you log in at least one hour before the meeting starts.

•	If you or your duly appointed proxyholder have a Control Number, click “Login” and then enter the Control Number (see below) and Password “BCE2020” (case sensitive).

OR

•	If you do not have a Control Number, click “Guest” and then complete the online form. Guests will not be able to vote or ask question at the meeting.

Registered shareholders: The control number located on the form of proxy or in the email notification you received is your Control Number.

Duly appointed proxyholders: AST will provide the proxyholder with a Control Number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in Appointment of a third party as proxy above.

Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholder, can log in to the meeting as set out above. Guests can listen to the meeting but are not able to vote nor ask questions.

If you attend the meeting online and have logged in with a Control Number, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure.

For more information, including the rules of procedure and how to ask questions at the meeting, consult BCE.ca/AGM2020. If you are unsure whether you are a registered or non-registered shareholder, please contact AST by email at bce@astfinancial.com or by telephone at 1-800-561-0934 (in Canada and the United States) or 416-682-3861 (other countries).

If you are an individual shareholder, you or your authorized attorney must sign the proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy or voting instruction form.

2.2	How your shares will be voted

You can choose to vote “For”, “Withhold” or “Against”, depending on the item to be voted on.

When you sign the proxy form or voting instruction form, you authorize Gordon M. Nixon, Sophie Brochu, Mirko Bibic or Robert P. Dexter, who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

•	FOR electing the 15 nominated directors listed in the circular

•	FOR appointing Deloitte LLP as auditors

•	FOR approving the advisory resolution on executive compensation

•	AGAINST the shareholder proposal.

You may appoint another person to attend the virtual meeting and vote your shares for you. If you wish to do so, follow the instructions set out above in section 2.1 entitled How to vote. This person does not have to be a shareholder. Your proxyholder will vote your shares as he or she sees fit on any amendments to the items to be voted on and on any other items that may properly come before the meeting or any adjournment.

The election of directors (subject to our majority voting guidelines – see section 3.2, entitled Electing directors), appointment of the auditors and approval of the advisory resolution on executive compensation will each be determined by a majority of votes cast at the meeting by proxy or by attending the virtual meeting.

BCE Inc. 2020 Proxy Circular

2.3	Changing your vote

You can change a vote you made by proxy by:

•	voting again on the Internet or by telephone before noon (Eastern time) on May 5, 2020

•

if you are a registered shareholder, completing a proxy form that is dated later than the proxy form you are changing, and sending it by mail, fax or email as instructed on your proxy form so that it is received before noon (Eastern time) on May 5, 2020

•	if you are a non-registered shareholder, contacting your intermediary to find out what to do.

If you are a registered shareholder, you can also revoke a vote you made by proxy by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before noon (Eastern time) on May 5, 2020.

2.4	Other information

AST counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when it is clear that a shareholder wants to communicate with management, the validity of the form is in question or the law requires it.

To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2019, which you can access on our website at BCE.ca, at www.meetingdocuments.com/astca/bce, on SEDAR at sedar.com and on EDGAR at sec.gov. This circular tells you about the meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices, compensation of directors and executives, and the shareholder proposal.

The annual report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related management’s discussion and analysis (MD&A).

Proxy materials are sent to our registered shareholders through our transfer agent, AST. We do not send proxy-related materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communication Solutions, Canada, who acts on behalf of intermediaries to send proxy materials.

2.5	Questions

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, D.F. King Canada, a division of AST Investor Services Inc. (D.F. King).

North American toll free phone: 1-866-822-1244

Banks, brokers and collect calls: 416-682-3825

Facsimile: 647-351-3176

or North American toll free facsimile: 1-888-509-5907

Email: inquiries@dfking.com

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained D.F. King to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

3	What the meeting will cover

3.1	Receiving our financial statements

BCE’s annual audited financial statements are included in our 2019 annual report.

3.2	Electing directors

Please see section 4, entitled About the nominated directors, for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the individuals nominated for election as directors are currently members of the Board and each was elected at our 2019 annual shareholder meeting, held on May 2, 2019, by at least a majority of the votes cast, with the exception of Mr. Thomas E. Richards, who stands for election for the first time at the meeting, and Mr. Mirko Bibic, who was appointed to the Board on January 6, 2020, upon becoming President and CEO of BCE and Bell. The Board recommends that you vote FOR the election of the 15 individuals nominated.

MAJORITY VOTING

Our policy with respect to the election of directors is that if any director nominee at an uncontested election is not elected by at least a majority (50%+1 vote) of the votes cast with respect to his or her election, then such director nominee must immediately tender his or her resignation to the Board. The resignation will take effect only upon acceptance by the Board.

Within 90 days after the date of the meeting, the Board must determine either to accept or not the resignation, and we will issue a press release announcing the Board’s determination, including, in cases where the Board has determined not to accept the resignation, the reasons therefor.

BCE Inc. 2020 Proxy Circular

The Board shall accept the resignation, absent exceptional circumstances. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any Board committee at which the resignation is considered.

YOU WILL BE ELECTING THE 15 MEMBERS OF YOUR BOARD

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the election of all nominees listed in this circular.

3.3	Appointing the auditors

The Board, on the advice of the Audit Committee, recommends that Deloitte LLP be reappointed as auditors. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.

Every year, the Audit Committee performs an assessment of the quality of the services rendered, their communication and the performance by Deloitte LLP as auditors of the Corporation, and a more comprehensive review every five years. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings and the reports presented to the Audit Committee.

Given the satisfactory results of the annual assessment regarding the 2019 audit and the comprehensive review performed in 2016 covering the five-year period ended December 31, 2015, the Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of Deloitte LLP as auditors of the Corporation.

YOU WILL BE APPOINTING YOUR AUDITORS

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte LLP as auditors.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2019 (IN $ MILLIONS)	2018 (IN $ MILLIONS)

Audit fees (1)	9.4	12.1

Audit-related fees (2)	4.7	1.5

Tax fees (3)	0.4	0.4

All other fees (4)	0.3	0.0

Total (5)	14.8	14.0

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, and translation services. To align with the Canadian Public Accountability Board’s (CPAB) fee classification, other regulatory audits and filings have been reclassified from Audit fees to Audit-related fees in 2019.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings, which have been reclassified from Audit fees in 2019.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $14.8 million for 2019 and $14.0 million for 2018 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $11.3 million in 2019 and $11.7 million in 2018.

3.4	Considering an advisory resolution on executive compensation

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incented to create value for our shareholders on a sustainable basis. As a shareholder you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular provided in advance of the 2020 Annual Meeting of Shareholders of BCE.

The Board recommends that you vote FOR this resolution.

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will review and analyze the results of the vote and take into consideration such results when reviewing our executive compensation philosophy, policies and programs. Please see section 6.3, entitled Shareholder engagement, for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation.

YOU WILL VOTE ON AN ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the adoption of the advisory resolution on executive compensation.

BCE Inc. 2020 Proxy Circular

3.5	Considering a shareholder proposal

You will be voting on one shareholder proposal that has been submitted for consideration at the meeting. This proposal is set out in Schedule A. The Board recommends that you vote AGAINST the proposal.

YOU WILL BE VOTING ON ONE SHAREHOLDER PROPOSAL

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting AGAINST the shareholder proposal in accordance with the Board’s recommendation set out in Schedule A.

3.6	Other business

At the meeting, we will also:

• provide an update on our business operations, and

• invite questions and comments from shareholders.

If you are not a shareholder, you may be allowed into the meeting after speaking with a representative of AST and if the Chair of the meeting allows it.

As of the date of this circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

4	About the nominated directors

The following pages include a profile of each nominated director, with an explanation of her or his experience, qualifications, top four areas of expertise, attendance at the Board and its committees, ownership, value of equity securities of BCE and extent of fulfillment of the BCE share ownership requirements, previous voting results as well as participation on the boards of other public companies. A tabular summary of our directors’ skills can be found under the heading Competency requirements and other information in section 6, entitled Corporate governance practices. For current committee memberships and current committee chairpersons, please refer to section 7, entitled Committee reports. For more information on the compensation paid to non-management directors, please refer to section 5, entitled Director compensation.

The following table discloses the total holdings of BCE common shares and deferred share units (DSUs) of the nominated directors as of December 31, 2018 and 2019. The total value of common shares/DSUs is determined by multiplying the number of common shares and DSUs of BCE held by each nominee by the closing price of BCE’s common shares on the Toronto Stock Exchange as of December 31, 2018 and 2019, being $53.93 and $60.16 respectively.

TOTAL SHAREHOLDINGS OF NOMINATED DIRECTORS

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	244,105	245,731

BCE Deferred Share Units	422,202	490,728

Value ($)	35,933,937	44,305,373

YOUR DIRECTORS OWN A SIGNIFICANT SHAREHOLDING INTEREST IN BCE, ALIGNING THEIR INTERESTS WITH YOURS

BOARD INFORMATION AND
GOVERNANCE BEST PRACTICES

15	Size of Board

14	Independent Directors

99%	2019 Board and Committee Director Attendance Record

Board Committees’ Members are All Independent

Board Diversity Policy and Target for Gender Representation

Annual Election of All Directors

Directors Elected Individually

Majority Voting Policy for Directors

Separate Chair and CEO

Board Interlocks Guidelines

Directors’ Tenure Guidelines

Board Renewal:
7 Non-Executive Director Nominees ≤6 Years Tenure

Share Ownership Guidelines for Directors and Executives

Code of Business Conduct and Ethics Program

Annual Advisory Vote on Executive Compensation

Formal Board Evaluation Process

Board Risk Oversight Practices

Robust Succession Planning

BCE Inc. 2020 Proxy Circular

Barry K. Allen Boca Grande (Florida) United States

Operating Partner

Providence Equity Partners LLC

Since September 2007

Age: 71

Status: Independent

Joined Board: May 2009

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Technology

• Telecommunications

2019 Annual Meeting Votes in Favour: 98.38%

Mr. Allen is an Operating Partner of Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments). Prior to joining Providence in 2007, he was Executive Vice President of Operations at Qwest Communications International (a telecommunications company), responsible for the company’s network and information technology operations. In addition, since 2000, Mr. Allen has served as President of Allen Enterprises, LLC, a private equity investment and management company he founded. Mr. Allen holds a Bachelor of Arts degree from the University of Kentucky and a M.B.A. from Boston University.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Compensation Committee	5/5	2/2	7/7

Governance Committee (Chair)	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

CDW Corporation	2008–present

Fiduciary Management, Inc.	1996–present

PAST BOARDS (LAST FIVE YEARS)

Harley-Davidson, Inc.	1992–2015

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	22,500	22,500

BCE DSUs	25,209	30,279

Value ($)	2,572,946	3,175,185

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (5.0×)	Met (2.2×)

Mirko Bibic Toronto (Ontario) Canada

President and CEO

BCE and Bell Canada

Since January 2020

Age: 53

Status: Not Independent

Joined Board: January 2020

Top 4 Areas of Expertise:

• CEO/Senior Management

• Government/Regulatory Affairs

• Media/Content

• Telecommunications

2019 Annual Meeting Votes in Favour: N/A

President and Chief Executive Officer of BCE Inc. and Bell Canada since January 2020, Mr. Bibic leads the Bell group of companies with a strategy to deliver the best networks, drive service and content innovation, operate with agility and efficiency, and champion customer experience. Mr. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer. Mr. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	N/A	N/A	N/A

Total Board & Committee Attendance			N/A

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	1,636		2,165

BCE DSUs	93,850		98,826

Value ($)	$5,149,560	$6,075,619

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET

Please see the heading Share ownership requirements on page 57 under section 9, entitled Compensation discussion & analysis, for more details on Mr. Bibic’s specific share ownership requirements.

BCE Inc. 2020 Proxy Circular

Sophie Brochu Bromont (Québec) Canada

Corporate Director

Since December 2019

Age: 56

Status: Independent

Joined Board: May 2010

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Government/Regulatory Affairs

• Retail/Customer

2019 Annual Meeting Votes in Favour: 99.02%

Ms. Brochu is a corporate director and has been active in the energy industry for more than 30 years. Graduate in economics from Université Laval, she began her career in 1987 at SOQUIP, a Québec Crown Corporation. In 1997, she joined Énergir as Vice-President, Business Development. In 2007, after holding various positions in the company, she became President and Chief Executive Officer, a position she held until December 2019. Involved with Centraide of Greater Montréal, Ms. Brochu is the Chair of Fondation Forces Avenir, which promotes students’ involvement in their communities. She is cofounder of “ruelle de l’avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school. Ms. Brochu is a Member of the Order of Canada.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Compensation Committee	5/5	2/2	7/7

Governance Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Bank of Montreal	2011–present

CGI Group Inc.	2019–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	1,250	1,250

BCE DSUs	42,923	48,716

Value ($)	2,382,250	3,005,955

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (4.8×)	Met (2.0×)

Robert E. Brown Montréal (Québec) Canada

Corporate Director

Since October 2009

Age: 75

Status: Independent

Joined Board: May 2009

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Human Resources/Compensation

• Risk Management

2019 Annual Meeting Votes in Favour: 94.73%

Mr. Brown is a corporate director since 2009 and was Chair of Aimia Inc. (formerly Groupe Aeroplan Inc., a loyalty program management company) until March 2019. He was President and CEO of CAE Inc. (a provider of simulation and modelling technologies as well as integrated training services for both civil aviation and defence customers) from 2004 to September 2009. Prior to joining CAE, Mr. Brown was Chair of Air Canada (an airline) during its restructuring from May 2003 to October 2004. Mr. Brown joined Bombardier Inc. (an aerospace, transportation and recreational products company) in 1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and CEO of Bombardier Inc. from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister of the Department of Regional Industrial Expansion. Mr. Brown holds a Bachelor of Science degree from the Royal Military College and attended the Advanced Management Program at the Harvard University Business School.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	5/6	1/1	6/7

Compensation Committee (Chair)	5/5	2/2	7/7

Governance Committee	4/4	–	4/4

Total Board & Committee Attendance			94%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

Aimia Inc. (Chair)		2005–2019

Rio Tinto Limited		2010–2017

Rio Tinto plc		2010–2017

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	34,889		34,889

BCE DSUs	26,224		29,684

Value ($)	3,295,824	3,884,712

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (6.2×)	Met (2.6×)

BCE Inc. 2020 Proxy Circular

David F. Denison, FCPA, FCA (1) Toronto (Ontario) Canada

Corporate Director

Since June 2012

Age: 67

Status: Independent

Joined Board: October 2012

Top 4 Areas of Expertise:

• Accounting & Finance

• CEO/Senior Management

• Investment Banking/Mergers & Acquisitions

• Risk Management

2019 Annual Meeting Votes in Favour: 99.47%

Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and CEO of the Canada Pension Plan Investment Board (an investment management organization) from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the United States and Europe. Mr. Denison serves as a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation and the China Investment Corporation International Advisory Council and co-chairs the University of Toronto Investment Committee. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto, is a Chartered Professional Accountant and a Fellow of CPA Ontario. He was named an Officer of the Order of Canada in 2014 and received an honourary Doctor of Laws degree from York University in 2016.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Audit Committee	5/5	–	5/5

Pension Committee (Chair)	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Royal Bank of Canada		2012–present

Element Fleet Management Corp. (Chair)		2019–present

PAST BOARDS (LAST FIVE YEARS)

Hydro One Limited		2015–2018

Allison Transmission Holdings, Inc.		2013–2017

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	1,115		1,174

BCE DSUs	28,980		34,243

Value ($)	1,623,023	2,130,687

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (3.4×)	Met (1.4×)

(1)	Audit Committee financial expert.

Robert P. Dexter Halifax (Nova Scotia) Canada

Chair and CEO

Maritime Travel Inc.

Since July 1979

Age: 68

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

• Governance

• Human Resources/Compensation

• Retail/Customer

• Risk Management

2019 Annual Meeting Votes in Favour: 96.62%

Mr. Dexter is Chair and CEO of Maritime Travel Inc. (an integrated travel company). He holds bachelor’s degrees in both Commerce and Law from Dalhousie University and was appointed Queen’s Counsel in 1995. Mr. Dexter has 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant and, later, the Bell Aliant boards until October 2014. Mr. Dexter is also a counsel to the law firm Stewart McKelvey and was Chair of Sobeys Inc. and Empire Company Limited from 2004 to 2016.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Audit Committee	5/5	–	5/5

Pension Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

High Liner Foods Inc.		1992–present

Wajax Corporation (Chair)		1988–present

PAST BOARDS (LAST FIVE YEARS)

Empire Company Limited (and wholly owned subsidiary Sobeys Inc.)		1987–2016

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	7,526		7,526

BCE DSUs	36,869		42,341

Value ($)	2,394,222	2,999,999

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (4.8×)	Met (2.0×)

BCE Inc. 2020 Proxy Circular

Ian Greenberg Montréal (Québec) Canada

Corporate Director

Since July 2013

Age: 77

Status: Independent

Joined Board: July 2013

Top 4 Areas of Expertise:

• CEO/Senior Management

• Government/Regulatory Affairs

• Human Resources/Compensation

• Media/Content

2019 Annual Meeting Votes in Favour: 98.90%

Mr. Greenberg is a corporate director and one of four brothers who founded Astral Media Inc. (a media company), which, over its 50-year history, grew from a photographic company into one of Canada’s leaders in pay- and specialty-TV, radio, out-of-home advertising and digital media. He was President and CEO of Astral Media Inc. from 1995 until July 2013, during which time the company achieved 16 consecutive years of profitable growth. Born in Montréal, he is a member of the Broadcasting Hall of Fame and a recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Audit Committee	5/5	–	5/5

Compensation Committee	5/5	2/2	7/7

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Cineplex Inc. (Chair)		2010–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	10,000		10,000

BCE DSUs	22,124		26,815

Value ($)	1,732,447	2,214,790

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (3.5×)	Met (1.5×)

Katherine Lee (1) Toronto (Ontario) Canada

Corporate Director

Since March 2018

Age: 56

Status: Independent

Joined Board: August 2015

Top 4 Areas of Expertise:

• Accounting & Finance

• CEO/Senior Management

• Investment Banking/Mergers & Acquisitions

• Risk Management

2019 Annual Meeting Votes in Favour: 99.55%

Ms. Lee is a corporate director and, from 2010 to February 2015, served as President and CEO of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services, based in San Francisco, and Managing Director of GE Capital Real Estate Korea, based in Seoul and Tokyo. From 2016 to 2018, Ms. Lee was CEO of 3 Angels Holdings Limited (a real estate holding company). Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Audit Committee	5/5	–	5/5

Pension Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Colliers International Group Inc.		2015–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	6,000		6,000

BCE DSUs	13,127		16,475

Value ($)	1,031,519	1,352,096

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (2.1×)	August 6, 2025 (0.9×)

(1)	Audit Committee financial expert.

BCE Inc. 2020 Proxy Circular

Monique F. Leroux, C.M., O.Q., FCPA, FCA (1) Montréal (Québec) Canada

Corporate Director

Since April 2016

Age: 65

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

• Accounting & Finance

• CEO/Senior Management

• Governance

• Retail/Customer

2019 Annual Meeting Votes in Favour: 99.05%

Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Ms. Leroux is a corporate director. She is Vice Chair of Fiera Holdings Inc. and serves as board member of Michelin (ML-France), S&P Global Inc. (SPGI), Alimentation Couche-Tard Inc. (ATD) and Lallemand Inc. (privately owned company). As such, she brings to these boards her diverse experience, among others as Partner at EY (Canada) and President and Chief Executive Officer of Desjardins Group (the leading cooperative financial group in Canada) from 2008 to April 2016. From 2016 to 2020, Ms. Leroux was Chair of the board of directors of Investissement Québec. She is also Vice Chair of the Orchestre Symphonique de Montréal. Ms. Leroux is a Member of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des CPA and the Institute of Corporate Directors and holds honourary doctorates from eight Canadian universities in recognition of her contribution to the business sector and to the community.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Audit Committee	5/5	–	5/5

Governance Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Alimentation Couche-Tard Inc.		2015–present

Michelin Group		2015–present

S&P Global Inc.		2016–present

PAST BOARDS (LAST FIVE YEARS)

Crédit Industriel et Commercial		2013–2017

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	2,000		2,000

BCE DSUs	10,109		14,164

Value ($)	653,038		972,426

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (1.5×)	April 28, 2026 (0.7×)

(1)	Audit Committee financial expert.

Gordon M. Nixon Toronto (Ontario) Canada

Corporate Director

Since September 2014

Age: 63

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

• CEO/Senior Management

• Governance

• Human Resources/ Compensation

• Investment Banking/ Mergers & Acquisitions

2019 Annual Meeting Votes in Favour: 99.49%

Mr. Nixon is Chair of the Board of BCE and Bell Canada since April 2016. He was President and CEO of the Royal Bank of Canada (a chartered bank) from August 2001 to August 2014. Mr. Nixon first joined RBC Dominion Securities Inc. (an investment banking firm) in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is Chair of MaRS, a Toronto-based network of partners that helps entrepreneurs launch and grow innovative companies. He is a trustee with the Art Gallery of Ontario. In 2012, he chaired the Ontario Premier’s Jobs and Prosperity Council. Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and holds honourary doctorates of Laws from Queen’s University and Dalhousie University. He is a Member of the Order of Canada and the Order of Ontario.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board (Chair)	6/6	1/1	7/7

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

BlackRock, Inc.		2015–present

George Weston Limited		2014–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	20,000		20,000

BCE DSUs	27,395		36,193

Value ($)	2,556,012	3,380,571

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (2.5×)	Met (1.1×)

BCE Inc. 2020 Proxy Circular

Thomas E. Richards Naples (Florida) United States

Corporate Director

Since January 2020

Age: 65

Status: Independent

Joined Board: New nominee

Top 4 Areas of Expertise:

• CEO/Senior Management

• Human Resources/Compensation

• Technology

• Telecommunications

2019 Annual Meeting Votes in Favour: N/A

Mr. Richards is a corporate director and was Executive Chairman of the Board of Directors of CDW Corporation (a provider of integrated information technology solutions) until December 2019. He previously served as Chairman, President and Chief Executive Officer of CDW Corporation until December 2018. Mr. Richards was named President and Chief Executive Officer of CDW Corporation in October 2011 and Chairman in January 2013. Prior to joining CDW Corporation in 2009 as President and Chief Operating Officer, he served as Executive Vice President and Chief Operating Officer of Qwest Communications International Inc. (a telecommunications company) from 2008 to 2009 and before then as Executive Vice President of the Business Markets Group. Mr. Richards also served as Chairman and Chief Executive Officer of Clear Communications Corporation (a telecommunications company) and as Executive Vice President of Ameritech Corporation (a telecommunications company). He is a member of the Board of Trustees of the University of Pittsburgh and a director of the University of Pittsburgh Medical Centre.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	N/A	N/A	N/A

Total Board & Committee Attendance			N/A

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Northern Trust Corporation		2015–present

PAST BOARDS (LAST FIVE YEARS)

CDW Corporation		2011–2019

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	N/A		N/A

BCE DSUs	N/A		N/A

Value ($)	N/A		N/A

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
N/A	N/A

Calin Rovinescu, C.M. Montréal (Québec) Canada

President and CEO

Air Canada

Since April 2009

Age: 64

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

• CEO/Senior Management

• Human Resources/Compensation

• Investment Banking/Mergers & Acquisitions

• Retail/Customer

2019 Annual Meeting Votes in Favour: 99.18%

Mr. Rovinescu is President and CEO of Air Canada (an airline) since April 2009. He was Executive Vice President, Corporate Development and Strategy of Air Canada from 2000 to 2004 and, during the airline’s restructuring, also held the position of Chief Restructuring Officer. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was Managing Partner of the law firm Stikeman Elliott in Montréal, where he practiced corporate law for over 20 years and was a member of the firm’s Partnership Board and Executive Committee. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the International Air Transport Association in 2014–2015, and he continues to serve on its Board of Governors. Mr. Rovinescu holds Bachelor of Laws degrees from Université de Montréal and University of Ottawa and has been awarded six honourary doctorates from universities in Canada, Europe and the United States. Mr. Rovinescu was named the 14th Chancellor of the University of Ottawa in November 2015. In 2016, Mr. Rovinescu was recognized as “Canada’s Outstanding CEO of the Year” by the Financial Post Magazine. In 2018, Mr. Rovinescu was appointed a Member of the Order of Canada. In 2019, Mr. Rovinescu was recognized as “Strategist of the Year” and as “Canada’s Outstanding CEO of the Year” for the second time by the Globe and Mail’s Report on Business magazine.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Compensation Committee	5/5	2/2	7/7

Pension Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Air Canada		2009–present

PAST BOARDS (LAST FIVE YEARS)

Acasta Enterprises Inc.		2015–2016

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	21,314		22,352

BCE DSUs	10,109		14,164

Value ($)	1,694,642	2,196,803

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (3.5×)	Met (1.5×)

BCE Inc. 2020 Proxy Circular

Karen Sheriff Toronto (Ontario) Canada

Corporate Director

Since October 2016

Age: 62

Status: Independent

Joined Board: April 2017

Top 4 Areas of Expertise:

• CEO/Senior Management

• Retail/Customer

• Technology

• Telecommunications

2019 Annual Meeting Votes in Favour: 99.46%

Ms. Sheriff was President and CEO of Q9 Networks Inc. (a data centre services provider) from January 2015 to October 2016. Prior to her role at Q9, she was President and CEO of Bell Aliant (a telecommunications company) from 2008 to 2014, following more than nine years in senior leadership positions at BCE. Ms. Sheriff is also a director of the Canada Pension Plan Investment Board (an investment management organization). Early on in her career, Ms. Sheriff spent over 10 years at United Airlines, in the areas of marketing and strategy. Ms. Sheriff holds a master’s degree in business administration with concentrations in marketing and finance from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for both 2013 and 2014 by Women of Influence Inc. In 2012, she was named Woman of the Year by Canadian Women in Communications, and she has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	5/6	1/1	6/7

Pension Committee	4/4	–	4/4

Total Board & Committee Attendance			91%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

WestJet Airlines Ltd.		2016–2019

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	6,075		6,075

BCE DSUs	6,024		9,779

Value ($)	652,499		953,777

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (1.5×)	April 26, 2027 (0.6×)

Robert C. Simmonds Toronto (Ontario) Canada

Chair

Lenbrook Corporation

Since April 2002

Age: 66

Status: Independent

Joined Board: May 2011

Top 4 Areas of Expertise:

• Governance

• Government/Regulatory Affairs

• Technology

• Telecommunications

2019 Annual Meeting Votes in Favour: 98.62%

Mr. Simmonds has been Chair of Lenbrook Corporation (a national distributor of electronics components and radio products) since 2002, having been a founder and director of the company since 1977. He is a seasoned Canadian telecommunications executive who served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Innovation, Science and Economic Development, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A.Sc. in Engineering Science (Electrical) at the University of Toronto. In 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry. In 2019, Mr. Simmonds was inducted into the Engineering Alumni Hall of Distinction of the University of Toronto.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Audit Committee	5/5	–	5/5

Governance Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	108,800		108,800

BCE DSUs	35,284		40,673

Value ($)	7,770,450	8,992,296

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (14.3×)	Met (6.1×)

BCE Inc. 2020 Proxy Circular

Paul R. Weiss, FCPA, FCA (1) Niagara-on-the-Lake (Ontario) Canada

Corporate Director

Since April 2008

Age: 72

Status: Independent

Joined Board: May 2009

Top 4 Areas of Expertise:

• Accounting & Finance

• Governance

• Investment Banking/Mergers & Acquisitions

• Risk Management

2019 Annual Meeting Votes in Favour: 96.55%

Mr. Weiss has been a corporate director since 2008. He was a director and audit committee member of The Empire Life Insurance Company until May 2014 and a director and audit committee member of ING Bank of Canada until November 2012. He is a past Chair of Soulpepper Theatre Company and of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP (an accounting firm). He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s Management Committee and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

BOARD & COMMITTEE ATTENDANCE DURING 2019

	REGULAR	SPECIAL	TOTAL

Board	6/6	1/1	7/7

Audit Committee (Chair)	5/5	–	5/5

Pension Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Choice Properties REIT		2013–present

Torstar Corporation		2009–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2018	DECEMBER 31, 2019

BCE Common Shares	1,000		1,000

BCE DSUs	43,975		48,376

Value ($)	2,425,502	2,970,460

SHARE OWNERSHIP REQUIREMENTS – TARGET DATE TO MEET
Five-Year Target:	Ten-Year Target:
Met (4.7×)	Met (2.0×)

(1)	Audit Committee financial expert.

BCE Inc. 2020 Proxy Circular

5	Director compensation

This section provides information pertaining to the compensation, share ownership and share ownership requirements of our non-management directors.

Our compensation program for non-management directors has the following objectives:

•	to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience

•	to align the interests of directors with those of our shareholders.

The Board sets the compensation of non-management directors based on recommendations from the Governance Committee.

The Governance Committee regularly reviews the compensation of non-management directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the responsibilities, workload and time commitment of the Board and committee members, considering the evolving breadth and risk profile of the organization and to remain competitive with director compensation trends in Canada. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director. Each compensation review is accompanied by a review of share ownership requirements, as the Governance Committee considers those requirements to be an integral part of the compensation analysis.

OUR AIM IS TO ENSURE THAT OUR BOARD MEMBERSHIP IS OF THE HIGHEST QUALITY AND HAS A SUFFICIENT RANGE OF SKILLS, EXPERTISE AND EXPERIENCE

5.1	Comparator group

The comparator group used to benchmark the compensation of non-management directors and the share ownership requirements for 2019 is the same as the comparator group used to benchmark the compensation of executives. See page 48 for details regarding the composition of the comparator group.

5.2	Compensation levels

Non-management directors receive an all-inclusive annual flat fee (in lieu of retainers and Board or committee meeting attendance fees), in line with market best practices.

The following table shows the compensation levels for non-management directors in 2019:

COMPENSATION ($) (1)	LEVEL

210,000	Directors who serve on one committee of the Board

215,000	Directors who serve on two or more committees of the Board

225,000	Chair of the Governance Committee and Chair of the Pension Committee

250,000	Chair of the Audit Committee and Chair of the Compensation Committee

450,000	Chair of the Board

(1)

Non-management directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may receive compensation from such publicly traded subsidiaries. At this time, no director of the Corporation sits on any such board. Following its annual review of non-executive director compensation and considering all relevant factors, including the evolution of director compensation within the comparator group and the Canadian market, effective April 1, 2020, the Board, on the recommendation of the Governance Committee, approved the following changes: a single base fee of $225,000 for directors, irrespective of the number of committees they serve on, and a $10,000 increase of the fees paid to each of the Chairs of Board committees and the Chair of the Board. These changes trigger an increase of the 5-year share-ownership requirement for directors from $630,000 to $675,000 and the 10-year requirement from $1,470,000 to $1,575,000. The Chair’s 5-year share-ownership requirement increases from $1,350,000 to $1,380,000 and the 10-year requirement from $3,150,000 to $3,220,000.

BCE Inc. 2020 Proxy Circular

5.3	Share ownership requirements

The Board establishes guidelines for the share ownership requirements of non-management directors. The following share ownership requirements apply to non-management directors, to be held in BCE common shares and/or DSUs.

OWNERSHIP REQUIREMENT FOR DIRECTORS (1)	VALUE ($)	TIME TO MEET REQUIREMENT

Initial requirement of three times the base annual flat fee	630,000	Within five years of being appointed to the Board

Additional requirement of seven times the base annual flat fee	1,470,000	Within ten years of being appointed to the Board

OWNERSHIP REQUIREMENT FOR THE CHAIR OF THE BOARD (2)	VALUE ($)	TIME TO MEET REQUIREMENT

Initial requirement of three times the Chair’s annual flat fee	1,350,000	Within five years of being appointed Chair of the Board

Additional requirement of seven times the Chair’s annual flat fee	3,150,000	Within ten years of being appointed Chair of the Board

(1)	As indicated above, effective April 1, 2020, the 5-year requirement will be increased to $675,000 and the 10-year requirement will be increased to $1,575,000.
(2)	As indicated above, effective April 1, 2020, the 5-year requirement will be increased to $1,380,000 and the 10-year requirement will be increased to $3,220,000.

The following table lists the number of BCE common shares and DSUs of BCE held by each current non-management director as of December 31, 2019, with the corresponding dollar value as of such date, and highlights where each non-management director stands in terms of fulfillment of the share ownership guidelines as of that date:

NAME	NUMBER OF COMMON SHARES	NUMBER OF DSUs	TOTAL NUMBER OF COMMON SHARES & DSUs	TOTAL VALUE ($)	(1)	5-YEAR SHARE OWNERSHIP REQUIREMENT ($)	TARGET DATE TO MEET 5-YEAR REQUIREMENT	10-YEAR SHARE OWNERSHIP REQUIREMENT ($)	TARGET DATE TO MEET 10-YEAR REQUIREMENT

B.K. Allen	22,500	30,279	52,779	3,175,185		630,000	Met (5.0×)	1,470,000	Met (2.2×)

S. Brochu	1,250	48,716	49,966	3,005,955		630,000	Met (4.8×)	1,470,000	Met (2.0×)

R.E. Brown	34,889	29,684	64,573	3,884,712		630,000	Met (6.2×)	1,470,000	Met (2.6×)

D.F. Denison	1,174	34,243	35,417	2,130,687		630,000	Met (3.4×)	1,470,000	Met (1.4×)

R.P. Dexter	7,526	42,341	49,867	2,999,999		630,000	Met (4.8×)	1,470,000	Met (2.0×)

I. Greenberg	10,000	26,815	36,815	2,214,790		630,000	Met (3.5×)	1,470,000	Met (1.5×)

K. Lee	6,000	16,475	22,475	1,352,096		630,000	Met (2.1×)	1,470,000	August 6, 2025 (0.9×)

M.F. Leroux	2,000	14,164	16,164	972,426		630,000	Met (1.5×)	1,470,000	April 28, 2026 (0.7×)

G.M. Nixon	20,000	36,193	56,193	3,380,571		1,350,000	Met (2.5×)	3,150,000	Met (1.1×)

C. Rovinescu	22,352	14,164	36,516	2,196,803		630,000	Met (3.5×)	1,470,000	Met (1.5×)

K. Sheriff	6,075	9,779	15,854	953,777		630,000	Met (1.5×)	1,470,000	April 26, 2027 (0.6×)

R.C. Simmonds	108,800	40,673	149,473	8,992,296		630,000	Met (14.3×)	1,470,000	Met (6.1×)

P.R. Weiss	1,000	48,376	49,376	2,970,460		630,000	Met (4.7×)	1,470,000	Met (2.0×)

(1)

The Total Value is determined by multiplying the number of common shares and DSUs of BCE held by each director by the closing price of BCE’s common shares on the Toronto Stock Exchange on December 31, 2019, being $60.16.

BCE’S SHARE OWNERSHIP REQUIREMENTS PLACE THE CORPORATION AT THE TOP OF THE COMPARATOR GROUP

Until the initial minimum share ownership requirement is attained, 100% of the compensation is paid mandatorily in the form of DSUs. Once a director attains the initial minimum share ownership requirement, at least 50% of the compensation is paid mandatorily in DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director.

BCE Inc. 2020 Proxy Circular

5.4	Directors’ share unit plan

Under the share unit plan for non-employee directors (Directors’ Share Unit Plan), each non-management director receives at least 50% of his or her annual fees in DSUs (100% until the initial minimum share ownership requirement is attained) and may elect to receive his or her remaining annual fees in the form of DSUs. One DSU is equal in value to one BCE common share.

Each director has an account where DSUs are credited (at the end of each quarter), and all DSUs must be held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at the time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-management director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

When a director leaves the Board, the Corporation buys the same number of BCE common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

DSUs MUST BE HELD UNTIL DIRECTORS LEAVE THE

BOARD – DIRECTORS ARE REQUIRED TO BE PAID 50% OF

THEIR COMPENSATION IN THE FORM OF DSUs DURING

THEIR TENURE, AND 100% UNTIL THEY ATTAIN THEIR

INITIAL SHARE OWNERSHIP REQUIREMENT

5.5	Compensation table

The following table provides details of the compensation paid to the non-management directors of the Corporation who served as directors during the year ended on December 31, 2019.

			ALL OTHER COMPENSATION ($)		ALLOCATION OF TOTAL COMPENSATION
NAME	CURRENT COMMITTEE MEMBERSHIPS	FEES EARNED ($)		TOTAL COMPENSATION	CASH ($)	IN DSUs ($)

B.K. Allen	Compensation, Governance (Chair)	225,000	–	225,000	–	225,000

S. Brochu	Compensation, Governance	212,500	–	212,500	–	212,500

R.E. Brown	Compensation (Chair), Governance	250,000	–	250,000	125,000	125,000

D.F. Denison	Audit, Pension (Chair)	225,000	–	225,000	–	225,000

R.P. Dexter	Audit, Pension	212,500	–	212,500	–	212,500

I. Greenberg	Audit, Compensation	212,500	–	212,500	–	212,500

K. Lee	Audit, Pension	212,500	–	212,500	53,750	158,750

M.F. Leroux	Audit, Governance	212,500	–	212,500	–	212,500

G.M. Nixon	Chair of the Board	443,750	–	443,750	–	443,750

C. Rovinescu	Compensation, Pension	212,500	–	212,500	–	212,500

K. Sheriff	Pension	207,500	–	207,500	–	207,500

R.C. Simmonds	Audit, Governance	212,500	–	212,500	–	212,500

P.R. Weiss	Audit (Chair), Pension	250,000	–	250,000	125,000	125,000

BCE Inc. 2020 Proxy Circular

5.6	Share-based awards

The following table includes details of outstanding DSUs for non-management directors of the Corporation who served on the Board during the year ended on December 31, 2019, including DSUs granted during 2019.

	SHARE-BASED AWARDS (DSUs) – VALUE VESTED DURING THE YEAR

	OUTSTANDING DSUs AS OF DEC. 31, 2018	DIRECTORS’ FEES PAID IN DSUs IN 2019		DIVIDEND-LIKE CREDIT IN THE FORM OF DSUs AWARDED IN 2019		OUTSTANDING DSUs AS OF DEC. 31, 2019

NAME	(# OF DSUs)	(# OF DSUs)	($)	(# OF DSUs)	($)	(# OF DSUs)

B.K. Allen	25,209	3,705	225,000	1,365	82,428	30,279

S. Brochu	42,923	3,498	212,500	2,295	138,545	48,716

R.E. Brown	26,224	2,058	125,000	1,402	84,623	29,684

D.F. Denison	28,980	3,705	225,000	1,558	94,074	34,243

R.P. Dexter	36,869	3,498	212,500	1,974	119,194	42,341

I. Greenberg	22,124	3,498	212,500	1,193	72,063	26,815

K. Lee	13,127	2,632	158,750	716	43,306	16,475

M.F. Leroux	10,109	3,498	212,500	557	33.660	14,164

G.M. Nixon	27,395	7,304	443,750	1,494	90,369	36,193

C. Rovinescu	10,109	3,498	212,500	557	33.660	14,164

K. Sheriff	6,024	3,416	207,500	339	20,570	9,779

R.C. Simmonds	35,284	3,498	212,500	1,891	114,129	40,673

P.R. Weiss	43,975	2,058	125,000	2,343	141,362	48,376

BCE Inc. 2020 Proxy Circular

6	Corporate governance practices

This section provides information pertaining to our Board, the committees of our Board, our environmental, social and governance (ESG) and corporate responsibility practices, our shareholder engagement and our ethical values and policies.

BCE’S BOARD AND MANAGEMENT BELIEVE THAT STRONG CORPORATE GOVERNANCE PRACTICES CONTRIBUTE

TO SUPERIOR RESULTS IN CREATING AND MAINTAINING SHAREHOLDER VALUE. THAT IS WHY WE CONTINUALLY

SEEK TO STRENGTHEN OUR LEADERSHIP IN CORPORATE GOVERNANCE AND ETHICAL BUSINESS CONDUCT

BY ADOPTING BEST PRACTICES AND PROVIDING FULL TRANSPARENCY AND ACCOUNTABILITY TO OUR SHAREHOLDERS

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the applicable provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange Commission (SEC). In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers such as BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respects with all other NYSE governance rules, except as summarized under “Corporate Governance Practices” in the governance section of our website at BCE.ca, under the heading Difference between BCE practices and NYSE. In 2019, BCE confirmed its support of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), which aims to develop voluntary and consistent climate-related risk disclosures.

6.1	Board of directors

The Board has overall responsibility for supervision of the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

•	the Canada Business Corporations Act

•	the Bell Canada Act

•	other laws that apply to telecommunications and broadcasting companies

•	laws of general application

•	BCE’s articles and by-laws

•	BCE’s administrative resolution and the written charters of the Board and each of its committees

•	BCE’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.

AT EACH MEETING, THE INDEPENDENT DIRECTORS MET WITHOUT MANAGEMENT

In 2019, the Board held six regular meetings and one special meeting. Each session of the independent directors was chaired by the Chair of the Board of directors.

ROLE OF THE BOARD OF DIRECTORS

The Board is responsible for supervision of the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which is reviewed annually by the Governance Committee and has been approved by the Board. The Board’s charter is incorporated by reference into this circular and is available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. In addition, shareholders may promptly obtain a free copy of the Board’s charter by contacting the Corporate Secretary’s Office at the coordinates set out in section 12.4.

The Board fulfills its duties and responsibilities directly and through four standing committees. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

STRATEGIC PLANNING

Each May, our executive leadership team reviews a current mid-term strategic view for each business unit, enabling a company-wide perspective on key opportunities and risks and providing the foundation for our long-term capital planning. A review of the key drivers of value for the Corporation over the mid- and long-term is also conducted. This mid- and long-term strategic planning, as well as re-confirmation of our strategic imperatives, is reviewed in August by the Board. Each December, the Board holds a day-long session to review and approve our strategic plan, which takes into account, among other things, the opportunities and risks of the business units for the upcoming year. At that meeting, the Board reviews and approves the corporate financial objectives and operating plan of each business unit, including significant capital and operating allocations. As well, the Board frequently discusses aspects of the strategy and frequently reviews and assesses the implementation of our strategic imperatives.

REVIEWING KEY ASPECTS OF CORPORATE INITIATIVES AS WELL AS MID- AND LONG-TERM STRATEGIC PLANNING IS ONE OF THE BOARD’S KEY ROLES

BCE Inc. 2020 Proxy Circular

SUCCESSION PLANNING

A critical responsibility of the Board and of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position

•	if appropriate, any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

EFFECTIVE SUCCESSION PLANNING HAS LONG BEEN A FOCUS OF THE BOARD

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports to provide an integrated and balanced view of talent across the Corporation, and to ensure development plans are on track.

THE COMPENSATION COMMITTEE REVIEWS THE SUCCESSION PLANNING PROCESS AND RESULTS FOR EXECUTIVE MANAGEMENT ANNUALLY

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee and at the Board level throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

RISK OVERSIGHT

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board in the ordinary course.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation activities.

•

The Audit Committee is responsible for overseeing financial reporting and disclosure as well as overseeing that appropriate risk management processes are in place across the organization. As part of its risk management activities, the Audit Committee reviews the organization’s risk reports and ensures that responsibility for each principal risk is formally assigned to a specific committee or the full Board, as appropriate. The Audit Committee also regularly considers risks relating to financial reporting, legal proceedings, performance of critical infrastructure, information and physical security, journalistic independence, privacy and records management, business continuity and the environment.

•	The Compensation Committee oversees risks relating to compensation, succession planning and workplace policies and practices.

•

The Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee also oversees matters such as the organization’s policies concerning business conduct, ethics and public disclosure of material information.

•	The Pension Committee has oversight responsibility for risks associated with the pension fund.

Risk management at BCE is actively promoted by the Board and the President and CEO at all levels within the organization. It is part of how the Corporation operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

WE HAVE ROBUST PROCESSES IN PLACE TO ENABLE THE BOARD TO IDENTIFY AND MONITOR THE SIGNIFICANT RISKS TO WHICH OUR BUSINESS IS EXPOSED

For a detailed explanation of our risk governance framework, see section 1.5, entitled Corporate governance and risk management, under the heading Risk governance framework, in BCE’s MD&A dated March 5, 2020, included in BCE’s 2019 annual report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on BCE’s website at BCE.ca. For a detailed explanation of the material risks applicable to BCE and its subsidiaries, see section 8, entitled Regulatory environment, and section 9, entitled Business risks, in BCE’s MD&A dated March 5, 2020.

BCE Inc. 2020 Proxy Circular

COMMITTEES OF THE BOARD OF DIRECTORS

There are four standing committees of the Board: the Audit Committee, the Compensation Committee, the Governance Committee and the Pension Committee.

IT IS BCE’S POLICY THAT EACH OF THE AUDIT COMMITTEE, THE COMPENSATION COMMITTEE AND THE GOVERNANCE COMMITTEE MUST BE COMPRISED SOLELY OF INDEPENDENT DIRECTORS

The Board has concluded that all of the directors who served as members of the Audit Committee, the Compensation Committee and the Governance Committee during 2019 are independent under our director independence standards, which are consistent with the director independence requirements of the CSA’s corporate governance rules and guidelines. In addition, all members of the Audit Committee met the more stringent audit committee independence requirements under National Instrument 52-110 – Audit Committees and the NYSE governance rules. During 2019 none of the members of the Audit Committee directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees.

The charter of each Board committee is reviewed annually by the Governance Committee and can be found in the governance section of our website at BCE.ca. The Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form (AIF) for the year ended December 31, 2019 (which you can access on our website at BCE.ca, SEDAR at sedar.com and EDGAR at sec.gov). The position description of the committee chairs is detailed in the corresponding committee charter.

At each regularly scheduled Board meeting, the committees of the Board, through the committee Chair, provide a report to the Board on their activities.

COMMITTEE	NUMBER OF MEETINGS HELD IN 2019	MEMBERS AT DECEMBER 31, 2019	INDEPENDENT

Audit	5	P.R. Weiss (Chair)	✓

		D.F. Denison	✓

		R.P. Dexter	✓

		I. Greenberg	✓

		K. Lee	✓

		M.F. Leroux	✓

		R.C. Simmonds	✓

Compensation	7	R.E. Brown (Chair)	✓

		B.K. Allen	✓

		S. Brochu	✓

		I. Greenberg	✓

		C. Rovinescu	✓

Governance	4	B.K. Allen (Chair)	✓

		S. Brochu	✓

		R.E. Brown	✓

		M.F. Leroux	✓

		R.C. Simmonds	✓

Pension	4	D.F. Denison (Chair)	✓

		R.P. Dexter	✓

		K. Lee	✓

		C. Rovinescu	✓

		K. Sheriff	✓

		P.R. Weiss	✓

BCE Inc. 2020 Proxy Circular

AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	PENSION COMMITTEE

The purpose of the Audit Committee is to assist the Board in its oversight of:

•  the integrity of BCE’s financial statements and related information

•  BCE’s compliance with applicable legal and regulatory requirements

•  the independence, qualifications and appointment of the external auditors

•  the performance of both the external and internal auditors

•  management’s responsibility for assessing and reporting on the effectiveness of internal controls

•  the Corporation’s enterprise risk management processes.

Please refer to section 7.1, entitled Audit Committee report, for a complete description of the committee.

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities related to:

•  compensation, nomination, evaluation and succession of officers and other management personnel

•  BCE’s workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace).

Please refer to section 7.4, entitled Compensation Committee report, for a complete description of the committee and a description of fees paid to external compensation advisors in 2019.

The purpose of the Governance Committee is to assist the Board to:

•  develop and implement BCE’s corporate governance policies and guidelines

•  identify individuals qualified to become members of the Board

•  determine the composition of the Board and its committees

•  determine the directors’ remuneration for Board and committee service

•  develop and oversee a process to assess the Board, committees of the Board, the Chair of the Board, Chairs of committees, and individual directors

•  review, and recommend for Board approval, BCE’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

Please refer to section 7.2, entitled Governance Committee report, for a complete description of the committee.

The purpose of the Pension Committee is to assist the Board in its oversight responsibilities related to:

•  the administration, funding and investment of BCE’s pension plans and funds

•  the unitized pooled funds sponsored by BCE for the collective investment of the funds and the participant subsidiaries’ pension funds.

Please refer to section 7.3, entitled Pension Committee report, for a complete description of the committee.

CHAIR OF THE BOARD OF DIRECTORS

BCE’s by-laws provide that directors may determine whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director”, who is responsible for ensuring that the Board can function independently of management.

Mr. Gordon M. Nixon serves as independent Chair of the Board since April 2016. Mr. Nixon is not an executive officer of BCE and he is independent pursuant to our director independence standards, which are consistent with the CSA’s corporate governance rules and guidelines and the NYSE governance rules.

BCE’S BOARD CHAIR IS INDEPENDENT

The detailed mandate of the Board Chair is included in the Board’s charter, which can be found in the governance section of our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

PRESIDENT AND CEO

The President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, he provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board.

BCE’S PRESIDENT AND CEO HAS PRIMARY RESPONSIBILITY FOR THE MANAGEMENT OF THE BUSINESS AND AFFAIRS OF BCE

The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board approved a written position description for the President and CEO, which is available in the governance section of our website at BCE.ca.

BCE Inc. 2020 Proxy Circular

COMPOSITION AND DIVERSITY OF THE BOARD OF DIRECTORS

In terms of the composition and diversity of BCE’s Board, the objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen among the most qualified candidates for their ability to contribute to the broad range of issues with which the Board routinely deals.

The Governance Committee and the Board also consider the level of gender representation on the Board and strive to include, within the candidates considered, individuals with a diverse background, including gender, age, experience, members of visible minorities, Indigenous peoples and persons with disabilities.

WE AMENDED OUR BOARD COMPOSITION AND DIVERSITY POLICY TO INCLUDE MEMBERS OF VISIBLE MINORITIES, INDIGENOUS PEOPLES AND PERSONS WITH DISABILITIES

In 2015, the Board, on the recommendation of the Governance Committee, updated its Board composition policy (now the Board composition and diversity policy) to incorporate certain considerations in respect of Board diversity and adopted a target that women represent at least 25% of non-executive directors by the end of 2017. This target was met. In 2016, the Board reviewed the progress made since the adoption of the diversity policy and target. Following this review, the Board, on the recommendation of the Governance Committee, adopted an additional target that women represent at least 30% of non-executive directors by the end of 2021. Furthermore, in 2017, as part of its continuing commitment to gender equality, BCE became a member of the 30% Club and signed the Catalyst Accord 2022, whose objective is to increase the average percentage of women in corporate Canada to 30% or greater by 2022. In 2019, the Board, on the recommendation of the Governance Committee, amended the target to be that each gender represent at least 30% of non-executive directors by the end of 2021. Since the Board updated its composition and diversity policy in 2015, three of the four newly appointed directors have been women, including one member of a visible minority.

In 2019, the Board, on the recommendation of the Governance Committee, also updated its composition and diversity policy to use a nomenclature consistent with changes made to the Canada Business Corporations Act. No additional targets will be reported for representation of Indigenous peoples, persons with disabilities, or members of visible minorities due to the small size of the group and reliance on self-reporting.

Of the 15 director nominees, four are women (29% of non-executive directors and 27% of all director nominees), one is a visible minority (7%), and none are Indigenous peoples or persons with disabilities. The temporary decrease in the representation of women is the result of the nomination this year of Mr. Thomas E. Richards to facilitate a seamless transition and ensure Board renewal with the appropriate mix of skills, expertise and experience in anticipation of the retirements of Messrs. Barry K. Allen, Robert E. Brown and Paul R. Weiss at the 2021 annual shareholder meeting. The Board remains committed to its target that each gender represent at least 30% of non-executive directors by the end of 2021.

The policy also states that, on a yearly basis, the Governance Committee will report to the Board in respect of the measures taken to ensure that the policy has been effectively implemented, the annual and cumulative progress in achieving the objectives of the policy and the effectiveness of the policy as a whole. In measuring the effectiveness of the policy, the Governance Committee considers its identification and consideration of any individuals to become Board members in the previous year and whether and how the policy influenced such identification and consideration.

NOMINATION OF DIRECTORS AND TENURE

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including the average age and tenure of directors and the representation of various areas of expertise and experience, geography and general conformity with the Board composition and diversity policy. The Governance Committee also maintains a list of potential Board candidates that it reviews on a regular basis.

In anticipation of the retirement of three directors at the 2021 annual shareholder meeting and to facilitate a seamless transition, the Board, on the recommendation of the Governance Committee, proposes the immediate election of a new nominee to the Board of directors, Mr. Thomas E. Richards. Mr. Richards is a seasoned U.S.-based telecommunications and technology executive, ensuring Board renewal with the appropriate mix of skills, expertise and experience. The Governance Committee also proactively identified other Board candidates with a view to ensuring the ongoing renewal of required competencies by the best possible talents.

ON THE RECOMMENDATION OF THE GOVERNANCE

COMMITTEE, THE BOARD RECOMMENDS THE

APPOINTMENT OF A NEW BOARD CANDIDATE,

MR. THOMAS E. RICHARDS, A SEASONED

TELECOMMUNICATIONS AND TECHNOLOGY EXECUTIVE,

THEREBY ENSURING THE APPROPRIATE MIX OF SKILLS,

EXPERTISE AND EXPERIENCE

Mr. Richards brings to the Board significant experience of telecommunications and technology, and as a seasoned senior executive with large organizations. For more details regarding Mr. Richards’ experience, please see page 15.

With respect to tenure, the Board strives to achieve a balance between the need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, may, in certain circumstances, extend a director’s initial 12-year term limit.

BCE Inc. 2020 Proxy Circular

COMPETENCY REQUIREMENTS AND OTHER INFORMATION

We maintain a “competency” matrix in which directors indicate their expertise level in areas we think are required on the Board for a company like ours. Each director has to indicate the degree to which he or she possesses these competencies. The table below lists the top four competencies of our director nominees together with their age range, tenure on the BCE Board, linguistic background and region of residency.

NAME < 60 60 – 69 AGE 70 6 YEARS BOARD > 6 YEARS TENURE ENGLISH FRENCH LINGUISTIC ONTARIO QUÉBEC REGION ATLANTIC U.S. ACCOUNTING & FINANCE CEO/SENIOR MANAGEMENT GOVERNANCE GOVERNMENT/ REGULATORY AFFAIRS TOP HR/COMPENSATION FOUR INVESTMENT BANKING/M&A MEDIA/CONTENT COMPETENCIES (1) RETAIL/CUSTOMER RISK MANAGEMENT TECHNOLOGY TELECOMMUNICATIONS B. K. Allen M. Bibic S. Brochu R. E. Brown D. F. Denison R. P. Dexter I. Greenberg K. Lee M. F. Leroux G. M. Nixon T. E. Richards C. Rovinescu K. Sheriff R. C. Simmonds P. R. Weiss

(1)	Definition of core competencies

•	Accounting & Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with financial internal controls, and Canadian GAAP/IFRS

•	CEO/Senior Management: experience as a CEO or senior executive of a major public company or other major organization

•	Governance: experience in corporate governance principles and practices at a major organization

•	Government/Regulatory Affairs: experience in, or understanding of, government, relevant government agencies and/or public policy in Canada

•

Human Resources/Compensation: experience in, or understanding of, compensation plans, leadership development, talent management, succession planning and human resource principles and practices generally

•	Investment Banking/Mergers & Acquisitions: experience in investment banking and/or major transactions involving public companies

•	Media/Content: senior executive experience in the media or content industry

•	Retail/Customer: senior executive experience in a mass consumer industry

•	Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting

•	Technology: senior executive experience in the technology industry

•	Telecommunications: senior executive experience in the telecommunications industry.

BCE Inc. 2020 Proxy Circular

AUDIT COMMITTEE MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND SIMULTANEOUS SERVICE

Under applicable rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert”. In addition, we are subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2019 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, as well as members during 2019, the Board determined that the Chair of the committee, Mr. P.R. Weiss, and Mr. D.F. Denison, Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”.

The NYSE rules followed by the Corporation require that if an Audit Committee member serves simultaneously on the audit committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In addition to serving on the

Corporation’s Audit Committee, Ms. Monique F. Leroux currently serves on the audit committee of three public companies, Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. The Board has reviewed the Audit Committee service of Ms. Leroux and has concluded that these other activities do not impair her ability to effectively serve on the Audit Committee. This conclusion is based on the following considerations, among others:

•	she is not involved in full-time professional activities other than serving on various boards of directors and not-for-profit organizations and acting as strategic advisor

•	she has extensive accounting and financial knowledge and experience, which serves the best interests of the Corporation and assists the Audit Committee in the discharge of its duties

•	she makes valuable contributions to the Corporation’s Audit Committee, and

•	she attended 100% of Board and committee meetings, including the Audit Committee, in 2019.

BOARD OF DIRECTORS’ ASSESSMENT

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs and himself or herself as a member of the Board. For 2019, the assessment process was conducted as follows:

Each director completed questionnaires aimed at evaluating his or her own performance as a member of the Board, the performance of the Board as a whole and its Chair, as well as the performance of each Board committee on which she or he serves and its respective Chair.

Each director then had a separate discussion with the Chair of the Board to review the results of the questionnaires and to discuss and assess the performance of the Board and its Chair, the committees and their respective Chairs and their director colleagues.

Following this process, in camera sessions of the Governance Committee and the Board were held, at which the feedback from the questionnaires and the one-on-one meetings and the appropriateness of any modifications or enhancements were reviewed and discussed.

Modifications or enhancements resulting from the assessment process are discussed with the President and CEO, as appropriate, and a plan is immediately put in place for implementation.

BCE Inc. 2020 Proxy Circular

INDEPENDENCE OF THE BOARD OF DIRECTORS

The Board’s policy is that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board analyzes all of the relationships each director has with BCE and must determine that the director does not have any direct or indirect material relationship with us. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with the CSA and the NYSE rules, are reviewed by the Governance Committee every year and can be found in the governance section of our website at BCE.ca.

Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to a detailed questionnaire, biographical information of directors, our internal corporate records, external verifications and any required discussions with our directors. Furthermore, each year, directors certify that they comply with our Code of Business Conduct, including the obligation to disclose any actual or potential conflict of interest.

In the course of the Board’s determination regarding independence, it evaluated the relationships of each director with BCE against the independence standards outlined above and considered all relevant transactions, relationships and arrangements with companies or organizations with whom our directors may be associated.

As a result of this assessment, the Board determined that each current board member and director nominee is independent (with the exception of our President and CEO, Mr. M. Bibic) and does not have a material relationship with BCE. As an officer of BCE, Mr. Bibic is not considered to be independent under these rules.

All members of the Audit Committee, Compensation Committee and Governance Committee must be independent as defined under BCE’s director independence standards. Members of the Audit Committee and Compensation Committee must also satisfy more stringent independence requirements, as defined under BCE’s director independence standards.

The Board has determined that, as of the date of this circular, all members of the Audit Committee, Compensation Committee and Governance Committee are independent and members of the Audit Committee and Compensation Committee satisfy these more stringent independence requirements.

	STATUS OF DIRECTOR NOMINEES		REASON FOR NON-INDEPENDENT STATUS
NAME	INDEPENDENT	NOT INDEPENDENT

B.K. Allen	●

M. Bibic		●	President and CEO

S. Brochu	●

R.E. Brown	●

D.F. Denison	●

R.P. Dexter	●

I. Greenberg	●

K. Lee	●

M.F. Leroux	●

G.M. Nixon	●

T.E. Richards	●

C. Rovinescu	●

K. Sheriff	●

R.C. Simmonds	●

P.R. Weiss	●

BOARD INTERLOCKS

The Board’s approach to board interlocks is to the effect that no more than two Board members may sit on the same public company board. There are currently no members of the Board who sit on the same external public company board.

BCE Inc. 2020 Proxy Circular

EXPECTATIONS AND PERSONAL COMMITMENTS OF DIRECTORS

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guidelines (see section 5, entitled Director compensation, for details) and the Code of Business Conduct (see section 6.4, entitled Ethical business conduct, for details).

The Board also expects all of its members to demonstrate personal and professional characteristics beyond reproach. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own fields of expertise.

IN 2019, THE DIRECTORS ATTENDED 99% OF ALL BOARD AND COMMITTEE MEETINGS

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major business units. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, it is the Board’s policy that, including BCE’s Board, (i) directors who are not active public company CEOs serve on no more than five public company boards, and (ii) directors who are public company CEOs serve on no more than two public company boards.

The Governance Committee is responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

The following table indicates the attendance of our directors at Board and committee meetings during 2019:

NAME	REGULAR BOARDS	SPECIAL BOARDS (1)	TOTAL BOARDS	AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	PENSION COMMITTEE	TOTAL

B.K. Allen	6/6	1/1	7/7	–	7/7	4/4 (Chair)	–	100%

S. Brochu	6/6	1/1	7/7	–	7/7	4/4	–	100%

R.E. Brown	5/6	1/1	6/7	–	7/7 (Chair)	4/4	–	94%

G.A. Cope	6/6	1/1	7/7	–	–	–	–	100%

D.F. Denison	6/6	1/1	7/7	5/5	–	–	4/4 (Chair)	100%

R.P. Dexter	6/6	1/1	7/7	5/5	–	–	4/4	100%

I. Greenberg	6/6	1/1	7/7	5/5	7/7	–	–	100%

K. Lee	6/6	1/1	7/7	5/5	–	–	4/4	100%

M.F. Leroux	6/6	1/1	7/7	5/5	–	4/4	–	100%

G.M. Nixon (2)	6/6	1/1	7/7	–	–	–	–	100%

C. Rovinescu	6/6	1/1	7/7	–	7/7	–	4/4	100%

K. Sheriff	5/6	1/1	6/7	–	–	–	4/4	91%

R.C. Simmonds	6/6	1/1	7/7	5/5	–	4/4	–	100%

P.R. Weiss	6/6	1/1	7/7	5/5 (Chair)	–	–	4/4	100%

Total	98%	100%	98%	100%	100%	100%	100%	99%

(1)

Due to exceptional circumstances, special Board meetings may have to be called on short notice and must, on occasion, be held at a time and date when the largest number of directors is available, but certain members may be unable to attend.

(2)	Mr. Nixon, as Chair of the Board, is not a member of any committee of the Board but attends as an ex-officio member on all committees.

Directors must follow the procedure for declarations of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective if and when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflict of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. Furthermore, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates.

BCE Inc. 2020 Proxy Circular

ORIENTATION AND CONTINUING EDUCATION

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

We provide new and existing directors a comprehensive reference manual containing information with respect to: all key corporate and Board policies, including the Code of Business Conduct, the structure and responsibilities of the Board and its committees, the legal duties and liabilities of directors, and BCE’s articles and by-laws.

All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Board has adopted guidelines with respect to directors’ attendance at external continuing education programs under which BCE reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be industry-specific to BCE or relevant to fulfilling their role as a director.

Furthermore, in recognition of the rapidly changing technology and competitive environment of our business, education sessions on topics of particular importance to our businesses and industry are organized for directors to attend. In addition, the Board and committees, at regularly scheduled meetings, require management to provide an in-depth review of the business segments in which we operate, as well as our industry in general and topics relevant to each committee. We have listed in the table to the right the education sessions, internal sessions and reports attended by our directors in 2019.

QUARTER	TOPIC		ATTENDANCE

Q1 2019	•	Bell’s mental health initiative	Board

	•	Customer experience	Board

	•	Investor relations	Board

	•	Update on security	Audit Committee

	•	Compliance program	Audit Committee

	•	Update on environmental compliance	Audit Committee

	•	Executive compensation disclosure	Compensation Committee

	•	Developments in corporate governance	Governance Committee

	•	Pension regulation	Pension Committee

Q2 2019	•	Wireless spectrum	Board

	•	Piracy	Board

	•	Accounting standards	Audit Committee

	•	Risks	Audit Committee

	•	Update on security	Audit Committee

	•	Update on environmental compliance	Audit Committee

	•	Pension valuation	Pension Committee

Q3 2019	•	Strategy	Board

	•	Networks	Board

	•	Content and distribution	Board

	•	Major accounting policies	Audit Committee

	•	Update on security	Audit Committee

	•	Update on environmental compliance	Audit Committee

	•	Diversity and inclusion	Compensation Committee

	•	Developments in corporate	Governance Committee

governance

	•	Pension regulation	Pension Committee

Q4 2019	•	Fibre to the home technology	Board

(education session)

	•	Regulatory update	Board

	•	Media business	Board

	•	Network	Board

	•	Risk management	Board

	•	Wireless business	Board

	•	Wireline business	Board

	•	Update on security	Audit Committee

	•	Update on environmental compliance	Audit Committee

	•	Tax	Audit Committee

	•	Executive compensation trends and best practices	Compensation Committee

	•	Health and safety	Compensation Committee

	•	Developments in corporate	Governance Committee

governance

	•	Diversity	Governance Committee

	•	Pension investment	Pension Committee

6.2   Environmental, social and governance practices

Environmental, social and governance (ESG) practices form an integral part of BCE’s corporate responsibility. Since its founding in 1880, Bell has been the Canadian leader in telecommunications, with the goal of enhancing how Canadians connect with each other and the world. We take very seriously our responsibility to manage the company in ways that enable us to sustain our record of serving the personal and business communications needs of millions of customers, seek to create value for shareholders, provide meaningful careers for tens of thousands of people, and make a significant contribution to the broader Canadian community and economy. Our approach to corporate responsibility and ESG begins with the objective of balancing economic growth, social responsibility, and environmental performance as we pursue our ongoing success as a company and work to ensure our continued ability to contribute to the Canadian economy.

The Board has established clear lines of authority and oversight over our corporate responsibility programs and our approach to ESG practices, with primary accountability at the committee level. The Audit Committee oversees issues including environmental risks, security and business continuity. The Compensation Committee has oversight for human resources issues, including respectful workplace practices, health and safety. The Governance Committee is responsible for governance practices and policies, as well as for policies concerning business conduct and ethics. In addition, in 2020, the Compensation Committee introduced a metric to track corporate performance against our ESG targets.

BCE Inc. 2020 Proxy Circular

Since 2004, we report annually on our corporate responsibility performance and our ESG practices in our corporate responsibility report, available on BCE.ca. The report, together with the information and documents available in the Responsibility section of BCE’s website, presents Bell’s corporate responsibility performance. We report on the topics that are of greatest importance to our stakeholders and could have an important impact on our business. These include diversity and inclusion, mental health in the workplace and the community through our Bell Let’s Talk mental health initiative, the environment, climate change and waste management. In our Corporate Responsibility report we describe how we manage these topics and we also report on our performance against targets we have set for ourselves. It has been prepared in accordance with the Global Reporting Initiative (GRI) Standards-Core option and adheres to the principles of the United Nations Global Compact (UNGC). It describes actions we have taken to implement these guidelines and principles, and serves as our Communication on Progress (COP), as required for all companies that endorse the UNGC. In addition, we report on select Sustainability Accounting Standards

Board (SASB) indicators and Sustainable Development Goals (SDGs). Furthermore, Bell supports the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), which aims to develop voluntary and consistent climate-related risk disclosures.

BCE is recognized around the world for the effectiveness of its corporate responsibility and ESG programs, as reflected in its inclusion in various sustainable indices and its receipt of sustainability awards. In 2019, BCE continued to be listed on socially responsible investment indices such as the FTSE4Good Index, the Jantzi Social Index, the United Nations Global Compact 100 (GC 100) and the Euronext Vigeo World 120 index. The latter index includes the 120 most advanced companies in the European, North American and Asia Pacific regions, and distinguishes companies achieving the best environmental, social and governance performances. BCE was also identified as a Prime Responsible Social and Environmental investment by oekom research, was selected for inclusion in the Ethibel EXCELLENCE Investment Register and is a component of the STOXX Global ESG Leaders indices, an innovative series of ESG equity indices.

COMMUNITY

Launched in 2010, the ground-breaking Bell Let’s Talk initiative is the single largest corporate commitment to mental health in Canada. Dedicated to moving mental health forward, Bell Let’s Talk promotes awareness and action with a strategy built on four key pillars: fighting stigma, improving access to care, supporting world-class research and leading by example in workplace mental health. January 29, 2020, marked the 10th anniversary of Bell Let’s Talk Day, when Bell donates 5 cents to mental health programs for every text message, mobile and long distance call by our customers and eligible social media interaction. The 2020 Bell Let’s Talk Day theme was Mental Health: Every Action Counts, and encouraged Canadians to think of the ways they can contribute to positive change for people living with mental illness in their communities. The resulting 154,387,425 Bell Let’s Talk Day messages of support for mental health drove a further $7,719,371.25 in new mental health funding by Bell. Added to Bell’s original anchor commitment of $50 million in 2010 and the results of the first 9 Bell Let’s Talk Days, total Bell Let’s Talk funding stands at $108,415,135. Bell Let’s Talk has now supported more than 1,000 mental health partners across Canada, from large health care institutions and universities to small community organizations in every region. Annual community funds support grassroots mental health initiatives and military families across the country, in addition to dedicated funds for Canada’s northern territories and Indigenous mental health in Manitoba.

BELL LET’S TALK IS THE SINGLE LARGEST CORPORATE COMMITMENT TO MENTAL HEALTH IN CANADA WITH MORE THAN 1,000 PARTNERS IN EVERY PROVINCE AND TERRITORY

In early 2020, Bell Let’s Talk announced funding to several new mental health projects. In Northwest Territories, a $500,000 partnership with the territorial government and Bell subsidiary Northwestel will enable the Strongest Families Institute to provide mental health services for children, youth, adults and families throughout the territory. A $110,000 donation to the Peguis Foundation and SunLodge Village in Manitoba is supporting a 4-season land-based traditional wellness program for at-risk youth in Peguis First Nation. A joint $300,000 donation with Fondation de ma vie will refurbish psychiatric departments at 3 hospitals in Québec’s Saguenay – Lac-St-Jean region, while in Ontario, a $420,000 donation will allow the William Osler Health Foundation to support a new repetitive Transcranial Magnetic Stimulation (rTMS) clinic at Osler’s Brampton Civic Hospital.

ENGAGED WORKFORCE

Mental health leadership is essential to Bell’s commitment to sustaining an inclusive and high-performance employee culture, one that supports a safe and healthy workplace, values diversity and provides continuous learning opportunities to enable our success in our evolving business environment. We are focused on attracting, developing and retaining the best talent in the country by providing a workplace that enables creativity and innovation, one where all team members feel valued, respected and supported and able to achieve their full potential. We are proud to be ranked as a Top Employer both across Canada and in Montréal, our headquarters city, where Bell was founded in 1880. Reflecting our commitment to ensuring an inclusive, equitable and accessible workplace, Bell Canada has been recognized as one of Canada’s Top 100 Employers

(2020), Canada’s Best Diversity Employers (2020), Canada’s Top Employers for Young People (2020), Montreal’s Top Employers (2020), and, for the first time in 2020, Canada’s Top Family-Friendly Employers, underscoring our senior leadership’s commitment to fostering an inclusive workplace for all employees. Notably, Bell has been recognized as Canada’s Best Diversity Employer consecutively since 2017. The award recognizes successful diversity initiatives and programs for employees from five groups, namely: women; members of visible minorities; persons with disabilities; Indigenous peoples; and LGBTQ+ peoples.

BCE Inc. 2020 Proxy Circular

ENVIRONMENTAL LEADERSHIP

We have been implementing and maintaining programs to reduce the environmental impact of our operations for more than 25 years. Environmental protection is core to our corporate responsibility approach and it aligns with our strategic imperatives. Our Environmental Policy, first issued in 1993, reflects our team members’ values, as well as the expectations of customers, investors and society that we regard environmental protection as an integral part of doing business that needs to be managed systematically under a continuous improvement process.

Our environmental management system (EMS) has been certified to be ISO 14001-compliant since 2009, making us the first Canadian telecommunications company to be so designated. Bell Canada has continuously maintained the certification since 2009, and was recertified in April 2018 for another three years. As part of our effort to minimize negative impacts of our operations, we seek to obtain sustainable certifications for our buildings. Forty-seven buildings leased or owned by Bell Canada across the country are certified BOMA BEST. In addition, BCE occupies nine buildings with LEED certifications: one LEED-NC Certified (Montréal), one LEED-NC Silver (Mississauga), four LEED-EB Gold (Toronto, Vancouver and Calgary), one LEED-NC Gold for our data centre in the Gatineau area and two LEED-EB Silver (Winnipeg).

Our environmental performance has been recognized by numerous external organizations, including Vigeo Eiris and as Canada’s Greenest Employers. In 2019, Bell was named one of Canada’s Greenest Employers by Canada’s Top 100 Employers program for the third consecutive year. The award recognizes Bell’s focus on minimizing our environmental impact, our leadership in implementing an ISO 14001 certified environmental management system and the success of our ongoing initiatives to reduce waste and save energy. To inform our initiatives, we also participate in organizations such as the Global Enabling Sustainability Initiative (GeSI) and support the principles of the United Nations Global Compact. Furthermore, Bell supports the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD), which aims to develop voluntary and consistent climate-related risk disclosures.

6.3   Shareholder engagement

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. Our executive officers and other members of senior management are regularly invited to speak at broker-sponsored industry investor conferences. Documents related to these events are accessible to our shareholders on our website at BCE.ca.

SHAREHOLDERS CAN COMMUNICATE WITH THE CORPORATION THROUGH VARIOUS MEANS, INCLUDING EMAIL AND TELEPHONE

Our Investor Relations department is committed to meeting with the investment community and our shareholders to address any shareholder-related concerns and provide public information on the Corporation. On a regular basis, either one or more of the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups to discuss governance issues.

We have in place various means of communication for receiving feedback from interested parties. We have a toll free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters on our website at BCE.ca.

Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters. To facilitate questions and comments from shareholders, the following means of communication are available:

•

communicating with the Compensation Committee by email: corporate.secretariat@bell.ca, or by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3

•	using our web tool, accessible through our website at BCE.ca under the banner “2020 Annual Meeting of Shareholders” and then following the instructions on screen, or

•	calling us at 1-800-339-6353 (service in both English and French).

The Corporation will review all correspondence received and will periodically post a summary of comments received, if any, together with our responses, on our website at BCE.ca under the banner “2020 Annual Meeting of Shareholders”.

Also, the Compensation Committee, the Governance Committee and the Board will review and analyze the results of the votes at the meeting, including the advisory vote on our approach to executive compensation, and will take into consideration such results, notably when reviewing our executive compensation philosophy, policies and programs and our governance policies and guidelines.

The Board confirms that our current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (CCGG) Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

BCE Inc. 2020 Proxy Circular

6.4   Ethical business conduct

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and our oversight of corporate policies across BCE.

BCE’s Chief Legal Officer and Corporate Secretary has overall responsibility for (among other things):

•	the oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training
•

our anonymous 24/7 Business Conduct Help Line that assists employees with any ethical issues and reporting of issues relating to questionable accounting, internal controls, auditing matters or corporate fraud, and

•

the oversight of BCE’s corporate policy management framework designed to improve employee awareness and access to some of the core corporate policies and business unit-specific practices, processes and procedures.

CORPORATE POLICIES

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters (whistleblowing procedures), the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at BCE.ca.

CODE OF BUSINESS CONDUCT

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors and executives to certify annually their compliance with the Code of Business Conduct.

This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

THE BOARD REQUIRES ALL DIRECTORS, EXECUTIVES AND EMPLOYEES TO CERTIFY ANNUALLY THEIR COMPLIANCE WITH OUR CODE OF BUSINESS CONDUCT

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we also require that all employees certify annually that they have reviewed and understand the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct as part of the onboarding process. All employees are required to complete the online training course every two years.

Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Chief Legal Officer and Corporate Secretary. The Chief Legal Officer and Corporate Secretary is responsible for managing and resolving conflict of interest issues of employees.

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Business Conduct Help Line can be accessed online on a completely anonymous and confidential 24/7 basis, to ask questions or report concerns relating to issues under the Code of Business Conduct. This system is administered by an independent firm specializing in the field. It also allows employees to track the progress of their enquiries online and respond to requests for additional information (when required), as well as providing BCE with an auditable record of issues raised.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

The Audit Committee has established procedures for receiving, filing and handling complaints that the Corporation or any of its subsidiaries might receive about:

•	accounting, internal accounting control or auditing matters, and

•	evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws, or misappropriation of property that belongs to the Corporation or any of its subsidiaries.

THE AUDIT COMMITTEE HAS ESTABLISHED WHISTLEBLOWING PROCEDURES FOR EMPLOYEES TO CONFIDENTIALLY AND ANONYMOUSLY SUBMIT CONCERNS ABOUT QUESTIONABLE ACCOUNTING OR AUDITING MATTERS

Our employees have several means of communication available to them, such as a Business Conduct Help Line that can be accessed either by telephone or online on a completely anonymous and confidential 24/7 basis and email.

BCE Inc. 2020 Proxy Circular

DISCLOSURE POLICY

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications with the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours.

AUDITOR INDEPENDENCE POLICY

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence

•	identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries

•	pre-approving all services to be provided by the external auditors of the Corporation and its subsidiaries, and

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information systems design and implementation, or legal services

•

for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors

•

specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the EVP and CFO prior to engaging the external auditors, and

•

at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of our website at BCE.ca.

OVERSIGHT AND REPORTS

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee is responsible for the content of the policies regarding ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Vice President – Audit and Risk Advisory Services providing details of complaints received, if any, in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required.

The Chair of the Audit Committee is notified by either the Chief Legal Officer and Corporate Secretary or the Vice President – Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

GOVERNANCE DISCLOSURE

The following documents, to which we have made reference throughout this circular, are available on our website at BCE.ca:

•	the charter of the Board, as well as of each of its committees, including the position description of their respective chairs

•	the position description of the President and CEO

•	our director independence standards

•	our key corporate policies, including our Code of Business Conduct

•	a summary of the differences between the NYSE rules and BCE’s corporate governance practices

•	this statement of corporate governance practices.

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3, or call 1-800-339-6353. The charter of the Board is expressly incorporated by reference and is part of this circular. Other documents or websites referred to in this circular are not part of this circular and are not incorporated by reference herein.

BCE Inc. 2020 Proxy Circular

7    Committee reports

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

7.1   Audit Committee report

The Audit Committee assists the Board in its oversight of the integrity of our financial statements and related information, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s responsibility for assessing and reporting on the effectiveness of internal controls and our enterprise risk management processes.

Also see Schedule 1 – Audit Committee Information in our AIF for the year ended December 31, 2019 (which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its charter, information about the independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2019

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held 5 meetings in 2019. Time is set aside at each regularly scheduled meeting for the committee members to meet without management and the internal and external auditors, and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2019:

•	assessing the appropriateness of our financial reporting

•

reviewing the adequacy of policies and processes for internal control over financial reporting, risk management and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and security and environmental policies

•	monitoring the application of International Financial Reporting Standards (IFRS), in particular IFRS 15 and IFRS 16, and

•	overseeing all aspects of the internal and external audit functions.

FINANCIAL REPORTING

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

•	our annual financial statements and quarterly interim financial reports

•	the related MD&A

•	our annual report on Form 40-F for U.S. purposes

•	our AIF

•	our earnings press releases, and

•	our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

•	the Corporation’s financial reporting is complete and fairly presented in all material respects, and

•

the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption, implementation and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

DISCLOSURE CONTROLS & PROCEDURES

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported in a timely manner. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

BCE Inc. 2020 Proxy Circular

As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

•	they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures

•	they have evaluated the effectiveness of these disclosure controls and procedures

•	the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact, and

•

the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present, in all material respects, the Corporation’s financial condition, results of operation and cash flows.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2019, which is filed as part of the Corporation’s annual report. This management report contains:

•	a statement of management’s responsibilities for establishing and maintaining adequate ICFR

•	a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR, and

•	a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2019.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee based on their most recent evaluation of ICFR:

•

all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR that are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and

•	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2019 to receive status reports on management’s documentation and assessment process. Management and the President and CEO and the CFO provided the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2019. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and the effectiveness of our ICFR throughout 2020.

AUDIT FUNCTION

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

•

evaluating the external auditors annually and comprehensively at least every five years, to make sure that they fulfill their responsibilities. The Audit Committee reviews the external auditors’ performance, as well as their qualifications, independence, internal quality control procedures, audit plans and fees, and

•

assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

The Audit Committee also oversees the internal audit function.

This includes:

•	overseeing internal audit plans, staffing and budgets

•	evaluating the responsibilities and performance of the internal auditor, and

•	reviewing periodic internal audit reports and corrective actions being taken.

The Vice President, Audit and Risk Advisory Services, reports directly to the Chair of the Audit Committee.

RISK MANAGEMENT

The Audit Committee also reviews, monitors, reports on and, where appropriate, provides recommendations to the Board regarding:

•	our processes for identifying, assessing and managing risk, and

•	our major financial risk exposures and the steps we take to monitor and control such exposures.

For additional information, please see Risk oversight under section 6, entitled Corporate governance practices.

OTHER

The Audit Committee also reviews our compliance with respect to our environmental policies and journalistic independence policy, and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter.

The Audit Committee reported on these matters and on its activities to the Board.

Report presented March 5, 2020, by:

P.R. Weiss, Chair

D.F. Denison, R.P. Dexter, I. Greenberg, K. Lee,

M.F. Leroux, R.C. Simmonds

BCE Inc. 2020 Proxy Circular

7.2   Governance Committee report

The Governance Committee assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, determining the directors’ remuneration, developing and overseeing an assessment process for the Board, and reviewing and recommending for Board approval our corporate policies concerning business conduct and ethics. The charter of the Governance Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2019

The Governance Committee held 4 meetings in 2019. The Governance Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

BOARD AND COMMITTEE COMPOSITION AND DIVERSITY

•

Reviewed the size and composition of the Board and its committees to ensure it continues to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning

•

In anticipation of the retirements of Messrs. Barry K. Allen, Robert E. Brown and Paul R. Weiss at the 2021 annual general shareholder meeting, proposes the election of Mr. Thomas E. Richards to the Board at the 2020 annual shareholder meeting, to facilitate a seamless transition and ensure Board renewal with the appropriate mix of skills, expertise and experience. Mr. Richards is a seasoned U.S.-based technology and telecommunications executive

•	Proactively identified other Board candidates with a view to ensuring the ongoing renewal of required competencies by the best possible talents

•	Amended the target related to gender representation to be that each gender represent at least 30% of non-executive directors by the end of 2021

•	Amended the Board’s composition and diversity policy to include members of visible minorities, Indigenous peoples and persons with disabilities.

BOARD EFFECTIVENESS AND BOARD ASSESSMENT

•

Oversaw the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair

•	Reviewed the directors’ attendance record and compliance with the Board attendance policy, which was met by all directors.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP REQUIREMENTS

Reviewed the adequacy and form of non-management directors’ compensation for serving on the Board and its committees, including the requirement for minimum share ownership, to ensure that it continues to be appropriate (refer to section 5, entitled Director compensation, for a complete description of the directors’ compensation in 2019).

GOVERNANCE BEST PRACTICES

•	Reviewed the independence of directors and our director independence standards; these standards are available in the governance section of our website at BCE.ca

•	Reviewed the financial literacy and expertise of the members of the Audit Committee

•	Considered board interlocks and the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director

•	Reviewed the Board’s corporate governance principles and guidelines, including the majority voting policy for the election of directors

•	Performed an annual review of policies under the responsibility of the Governance Committee, including our Code of Business Conduct

•	Monitored developments in corporate governance best practices

•	Oversaw the manner in which our shareholders will exercise their voting rights at the meeting

•	Reviewed the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of every other committee of the Board.

The Governance Committee reported on these matters and on its activities to the Board.

Report presented March 5, 2020, by:

B.K. Allen, Chair

S. Brochu, R.E. Brown, M.F. Leroux, R.C. Simmonds

BCE Inc. 2020 Proxy Circular

7.3	Pension Committee report

The Pension Committee advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master trust funds. For the defined benefit arrangements, master trust funds are unitized pooled funds that the Corporation sponsors for the collective investment of its pension funds and the pension funds of its participating subsidiaries. For the defined contribution arrangements, various investment options are offered to members. The charter of the Pension Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2019

The Pension Committee held 4 meetings in 2019. The Pension Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

PENSION FUNDS OVERSIGHT

•	Review and monitor the performance of the pension funds and the application of investment policies and procedures. In particular:

.•

establishing investment policies such as the allocation of the fund’s investments to various asset classes, the overall structuring of the pension fund assets and the selection of associated investment performance benchmarks

•	continuing to monitor and adjust the allocation of fund assets to ensure that an appropriate alignment with pension liabilities is maintained.

•	Review and monitor the financial situation and required funding of the pension plans and, in particular, their sensitivity to the volatility of financial markets and to the valuation discount rates

•	Review and oversee the pension integration plans for any corporate acquisitions and the required amendments to those pension plans’ investment policies.

PENSION FUNDS INVESTMENT

•	Review and monitor the overall structure of the investment process, including the periodic review of the performance of investment managers

•	Oversee and approve the investment options for defined contribution plan participants.

CONTROLS

•

Review the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master trust funds.

The Pension Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter.

The Pension Committee reported on these matters and on its activities to the Board.

Report presented March 5, 2020, by:

D.F. Denison, Chair

R.P. Dexter, K. Lee, C. Rovinescu, K. Sheriff, P.R. Weiss

BCE Inc. 2020 Proxy Circular

7.4	Compensation Committee report

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s compliance with workplace policies and practices. The charter of the Compensation Committee is available in the governance section of our website at BCE.ca.

Please refer to the section entitled Executive compensation, beginning on page 43, for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

All members of the Compensation Committee have a thorough understanding of the principles and policies underlying executive compensation decisions. They acquired this through experience as heads of human resources of large publicly-traded corporations or as chairs or CEOs of sizeable businesses operating within large publicly-traded corporations, as well as through other experience. All members serve or have served on compensation or human resources committees of other public companies or have extensive knowledge of the most important subjects related to executive compensation (such as leadership and succession planning, the development and oversight of incentive plans, the financial and market analysis of compensation plans, the negotiation of employment conditions and review of contracts). The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

NAME	CEO/EVP/CHIEF HR OF OTHER CORPORATION	MEMBER/CHAIR OF HR COMMITTEE	DRAFTING/ REVIEW OF COMP. CONTRACTS	LEADERSHIP AND SUCCESSION PLANNING	DEVELOPMENT/ OVERSIGHT OF INCENTIVES	FINANCIAL AND MARKET ANALYSIS OF COMPENSATION	NEGOTIATION OF EMPLOYMENT CONDITIONS

R.E. Brown	●	●	●	●			●

B.K. Allen	●	●		●	●		●

S. Brochu	●			●	●	●	●

I. Greenberg	●	●		●	●	●

C. Rovinescu	●	●	●	●			●

KEY FUNCTIONS AND HIGHLIGHTS FOR 2019

The Compensation Committee held 7 meetings in 2019. Time is set aside at each regularly scheduled meeting for the committee members to meet without management or advisors present.

COMPENSATION PHILOSOPHY, POLICIES & ARRANGEMENTS

The Compensation Committee is responsible for reviewing and approving the Corporation’s compensation philosophy, policies and specific Executive Officer arrangements.

The Compensation Committee has reviewed, determined and monitored:

•

executive compensation philosophy, policies and arrangements. These are further detailed under section 8, entitled The Board of Directors’ letter to shareholders, and section 9, entitled Compensation discussion & analysis

•	the Compensation Committee’s recommendation of the President and CEO’s performance and of the terms of his compensation to the independent directors of the Board for their approval
•

the President and CEO’s recommendation of the performance of the other executive officers, including the review of their personal leadership development plans and the determination of their annual short-term incentive awards and other compensation components

•	benefit plans under the Compensation Committee’s authority

•	equity programs and grant policies

•

equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under section 9, entitled Compensation discussion & analysis, and section 11, entitled Compensation of our named executive officers

•	developments related to executive compensation.

BCE Inc. 2020 Proxy Circular

RISK MANAGEMENT

The Compensation Committee is responsible for reviewing and monitoring the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks.

The Compensation Committee has evaluated the risk associated with our executive compensation programs and is comfortable that executives are not encouraged to take undue risk on behalf of BCE for personal financial gain. A detailed discussion of our risk assessment can be found in section 9.3, entitled Compensation risk management.

SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position

•	if appropriate, any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and his direct reports in order to provide an integrated and balanced view of talent across the Corporation and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

The Compensation Committee has reviewed:

•

the succession and transition plan relating to the President and CEO’s retirement, including the retirement terms for Mr. George Cope, retiring President and CEO, and the appointment, compensation, and employment terms for successor Mr. Mirko Bibic, all effective January 2020

•	the appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks

•	proposed major changes in organization or talent with the President and CEO

•	the talent pipeline and plans for ensuring appropriate succession for officers and other senior management personnel with the President and CEO of the Corporation.

DIVERSITY AT THE SENIOR LEADERSHIP LEVEL

BCE believes it is important to have a diverse Board and senior leadership team, as this attracts top talent, leads to better performance and reflects the diversity of our employees, customers and shareholder base.

We remain committed to fostering an inclusive, equitable and accessible workplace where all employees feel valued, respected, supported and have the opportunity to reach their full potential.

Established in 2014, the Diversity Leadership Council is led by Bell’s Chief Human Resources Officer and Executive Vice President of Corporate Services and includes executive representation from each of Bell’s business units. Members of the Council are responsible for developing and implementing formal recruitment and talent development strategies within their business units to increase the number of diverse individuals in the leadership pipeline. The Diversity Leadership Council monitors progress against this goal and annual reports are presented to the Council.

In seeking to foster diversity at the executive officer level (the President and CEO and his most senior direct reports), the Compensation Committee considers a review of factors, including gender, age, geography, background and other factors related to individual diversity.

To further reinforce BCE’s commitment to diversity, in 2017 the Compensation Committee set a target of at least 35% women representation in executive positions (vice president level and above and including executive officers) by the end of 2021. The Compensation Committee has revised the target in 2020 to be that each gender represent at least 35%. BCE’s objectives do not specifically focus on executive officer positions only due to the small size of this group. Additionally, due to the small size of the group and reliance on self-reporting, representation targets will not be reported for members of visible minorities, Indigenous peoples and persons with disabilities.

Currently, women hold 32% of all executive positions, members of visible minorities hold 10%, Indigenous peoples 1%, and persons with disabilities 2%. Moreover, 15% of current executive officer positions are held by women (2 of 13); 15% (2 of 13) by members of visible minorities; 0% (0 of 13) by Indigenous peoples; and 8% (1 of 13) by persons with disabilities.

Bell Canada has been recognized as one of Canada’s Top 100 Employers (2020), Canada’s Best Diversity Employers (2020), Canada’s Top Employers for Young People (2020), Montreal’s Top Employers (2020), and, for the first time in 2020, Canada’s Top Family-Friendly Employers, underscoring our senior leadership’s commitment to fostering an inclusive workplace for all employees. Notably, Bell has been recognized as one of Canada’s Best Diversity Employers consecutively since 2017. The award recognizes successful diversity initiatives and programs for employees from five groups, namely: women; members of visible minorities; persons with disabilities; Indigenous peoples; and LGBTQ+ peoples.

Bell is a member of a number of prominent organizations that support the advancement of women in the workplace, including Catalyst, 30% Club and Women in Communication and Technology.

The Compensation Committee reviewed management’s diversity and inclusion strategy and believes that BCE’s approach ensures sustainable progress for the mid and long term with regard to diversity and inclusion.

BCE Inc. 2020 Proxy Circular

COMPLIANCE AND GOVERNANCE

The Compensation Committee also:

•	carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter

•	at each regularly scheduled Board meeting, through its Chair, provides a report to the Board on its activities.

The Compensation Committee has reviewed and monitored:

•	the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders

•	the share ownership requirement compliance by executive officers and monitoring of interim measures if requirements are not met

•	this report of the Compensation Committee and the Compensation discussion & analysis and Compensation of our named executive officers disclosure

•	our employee survey results

•

compliance with workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace).

SERVICES RENDERED BY COMPENSATION CONSULTANTS

Hugessen Consulting Inc. was retained by the Compensation Committee in 2019 to provide independent advice, analysis, and expertise to the Compensation Committee with respect to compensation of executive officers, including evaluation of competitiveness of pay, market insights and compensation trends. Hugessen does not provide any other services to management of the Corporation.

COMPENSATION ADVISORY SERVICES – RELATED FEES

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2018 and 2019.

	EXECUTIVE COMPENSATION RELATED FEES ($)		ALL OTHER FEES ($)

ADVISOR	2018	2019	2018	2019

Hugessen	122,218	103,669	0	0

INDEPENDENCE OF COMPENSATION CONSULTANTS

None of our executive officers has any affiliation or relationship with Hugessen. Hugessen has confirmed that the fees received from BCE in 2019, relative to the aggregate fees received from all of their clients in 2019, are not of such magnitude as to compromise their independence from BCE or its management.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Hugessen.

Report presented on March 5, 2020, by:

R.E. Brown, Chair

B.K. Allen, S. Brochu, I. Greenberg, C. Rovinescu

BCE Inc. 2020 Proxy Circular

Executive compensation This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers (NEOs).

8	The Board of Directors’ letter to shareholders		44

9	Compensation discussion & analysis		47

	9.1	Overall objective of the executive compensation program	47

	9.2	Setting executive compensation	47

		Benchmarking and comparator group	48

	9.3	Compensation risk management	49

	9.4	Compensation policy and components	51

	9.5	2019 Named executive officers’ target pay at risk	51

	9.6	2019 Compensation elements	52

		Base salary	52

		Annual short-term incentive	52

		Equity-based compensation	55

		Share ownership requirements	57

		Clawback policy	58

		Pension, benefits and perquisites	58

10	President and CEO compensation		59

11	Compensation of our named executive officers		62

	11.1	Shareholder return performance graph	66

	11.2	Summary compensation table	67

	11.3	Incentive plan awards	69

	11.4	Employees’ savings plans (ESPs)	72

	11.5	Pension arrangements	72

	11.6	Termination and change-in-control benefits	75

BCE Inc. 2020 Proxy Circular

8	The Board of Directors’ letter to shareholders

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2019.

OUR APPROACH TO EXECUTIVE COMPENSATION

BCE is focused on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Bell’s 6 Strategic Imperatives and our commitment to deliver ongoing and stable returns to shareholders.

OUR APPROACH TO COMPENSATION IS TO ACHIEVE ONE ULTIMATE GOAL: TO GROW LONG-TERM VALUE FOR YOU

Our executive compensation policies and programs are designed to attract and retain the highest calibre of talent at a competitive cost to the Corporation and to ensure they are motivated to grow long-term shareholder value. We are committed to ensuring there is a strong and direct link between our financial results, shareholder value creation and the resulting executive compensation.

This alignment between shareholder value creation and the compensation of our executives is demonstrated in the CEO look-back table, which can be found in section 10, entitled President and CEO compensation. This is also reflected in our annual “Say on Pay” advisory vote which continued to receive solid support last year at 87.5% of the votes cast in favour of our executive compensation program.

2019 FINANCIAL PERFORMANCE HIGHLIGHTS

Our 2019 executive compensation decisions reflect the strong financial performance delivered by the BCE leadership team this year.

In 2019, the dividend increased by 5% to reach $3.17 per share. With the announcement of another increase of 5% in 2020, while remaining within free cash flow (1) payout policy range of 65%–75%, this will bring the annual dividend payout to $3.33 per share. The 2020 dividend increase represents the sixteenth increase to BCE’s annual common share dividend since 2009, totalling a 128% increase. This is BCE’s 12th consecutive year of 5% or better dividend growth.

2019 marked a year of strong performance across all our segments and we achieved all 2019 financial guidance targets:

•	Revenue increased 2.1%, with growth across all three of our Bell segments and reflected both higher service and product revenues.
•

Adjusted EBITDA(1) grew 6.0% in 2019, compared to 2018, reflecting favourable contributions from all three of our segments. The growth was driven by higher revenues together with lower operating expenses, reflecting the favourable impact from the adoption of IFRS 16 in 2019 and effective cost containment. This resulted in an adjusted EBITDA margin(1) of 42.2% compared to 40.6% last year.

•

Adjusted EPS(1) of $3.50 in 2019 reflects higher adjusted EBITDA offset by higher depreciation and amortization, higher income taxes and higher interest expenses. The 7.0% growth in free cash flow(1), in line with our guidance growth target of 7% to 12%, supported the 2019 dividend increase.

(1)

Adjusted EBITDA, adjusted EBITDA margin, adjusted EPS and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. Refer to page 53 of this circular and section 10.2, Non-GAAP financial measures and key performance indicators (KPIs), at page 105 of BCE’s 2019 Annual Report for more details.

OUR KEY COMPENSATION DECISIONS FOR 2019

BCE’s compensation policies and programs are reviewed regularly to ensure that they are still competitive, linked to performance and aligned with shareholders’ interests. Our compensation programs remained largely unchanged in 2019.

As noted below in the section entitled Looking ahead to 2020, the Compensation Committee will conduct a full review of BCE’s Long-term Incentive Plan in 2020.

BASE SALARY

Our target positioning for base salaries is at the 50th percentile of our comparator group. Salaries are reviewed from time to time and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, performance and internal equity. In 2019, aggregate NEO salaries increased by 3% over 2018 which is largely attributable to Mr. Bibic’s change in compensation upon promotion to

Chief Operating Officer in October 2018. Details about changes to base salaries of 2019 NEOs can be found in section 11, entitled Compensation of our named executive officers.

ANNUAL SHORT-TERM INCENTIVE PLAN

Annual short-term incentive targets remained at 100% of base salary for all of our executive officers and 150% for our President and CEO. Our annual short-term incentive plan is designed to reward achievement on critical financial metrics (adjusted EBITDA, revenue and free cash flow) and operating metrics (based on BCE’s 6 Strategic Imperatives).

BCE Inc. 2020 Proxy Circular

In 2019, the Corporation demonstrated growth across all financial metrics, achieved all financial guidance targets and maintained solid performance on the 6 Strategic Imperatives. Consequently, we approved a corporate performance index of 107% out of a possible 150%. This index accounts for 70% of the annual short-term incentives paid out to executive officers, while personal performance accounts for the remaining 30%.

LONG-TERM INCENTIVE PLAN In 2019, BCE’s long-term incentive plan continued to be comprised of 50% RSUs, 25% PSUs and

25% option grants, with PSU performance vesting criteria aligned with BCE’s dividend growth strategy.

The 2017 PSU grants, which vested in 2019, achieved 106% payout with free cash flow per share to support our dividend increases exceeding target and falling within our target payout ratio of 65%–75% of free cash flow available to common shareholders.

ORGANIZATIONAL CHANGES IN 2019 AND 2020

On June 28, 2019, BCE announced that Mr. George Cope, President and CEO would retire on January 5, 2020, after almost 12 highly successful years in the CEO role, and the appointment of Mr. Mirko Bibic, Chief Operating Officer, as Mr. Cope’s successor upon his retirement.

Upon Mr. Bibic’s appointment in January 2020, additional changes were made to the senior leadership team, with promotions for two of our current executives, an additional retirement and two new members of the senior leadership team promoted from within BCE’s executive ranks:

•	Mr. Blaik Kirby was appointed to Group President, Mobility, Residential and Small Business

•	Mr. John Watson was appointed to Group President, Customer Experience

•	Ms. Martine Turcotte, Vice Chair, Québec, retired on January 1, 2020 after more than 30 years with BCE

•	Ms. Claire Gillies was promoted to President, Bell Mobility, reporting to Mr. Kirby

•	Ms. Karine Moses was promoted to Vice Chair, Québec, succeeding Ms. Turcotte and reporting to Mr. Bibic, in addition to her responsibilities as President, Bell Media Québec.

The appointment of the new President and CEO and the confirmation of his senior leadership team were the culmination of a rigorous succession planning and transition process directed by the Board and Compensation Committee, aimed at ensuring the ongoing strength and stability of BCE’s executive team. The transition reflects the high quality of internal candidates and effectiveness of the succession planning process at BCE.

For 2019, Mirko Bibic in his role as Chief Operating Officer, Stephen Howe, and Wade Oosterman, together with George Cope and Glen LeBlanc, are BCE’s named executive officers (NEOs).

2019 AND 2020 CEO COMPENSATION

In 2019, the Board and the Compensation Committee set the compensation of Mr. Cope for 2019 and also established the compensation for Mr. Bibic as incoming President and CEO for 2020.

No changes were made to Mr. Cope’s target total direct compensation for 2019. As a result, 87% of Mr. Cope’s target total direct compensation was considered to be at risk in 2019, 20% pertaining to his annual short-term incentive and 67% to long-term incentives.

Mr. Cope’s actual compensation for 2019 was $12.6 million, up by 5% compared to 2018, as a result of the increase in the amount of his 2019 short-term incentive plan award ($3.5 million in 2019 versus $2.8 million in 2018). This increase was driven by the strong corporate performance result (107% in 2019 versus 95% in 2018) and also reflects the Board and Compensation Committee’s recognition, through his individual performance index, of Mr. Cope’s outstanding personal performance and leadership in delivering growth across all financial metrics, while leading the Bell team in its strong operational performance and strategic progress. In addition, this year Mr. Cope ensured a smooth transition to the new CEO allowing the company to maintain its strong momentum.

In 2019, the Board and Compensation Committee also reviewed and approved the terms of Mr. Cope’s retirement in accordance with the provisions of BCE’s compensation, pension and benefits plans. No additional retirement allowance or bonus was paid to Mr. Cope upon his retirement.

With respect to Mr. Bibic’s compensation, upon his appointment as President and CEO in January 2020, his target total direct compensation for 2020 was set at $9.25 million. This represents a decrease of just over 10%, or $1.13 million, from Mr. Cope’s 2019 target total direct compensation, reflective of Mr. Bibic’s tenure as newly appointed CEO, and market positioning below market median. No sign-on bonuses or one-time payments were awarded to Mr. Bibic upon his appointment.

Finally, in 2019 the Compensation Committee was again presented with a CEO vertical pay ratio analysis, including a comparison between the CEO’s total direct compensation and the median annual total direct compensation for all employees. This analysis was provided for the Compensation Committee’s information and to provide additional context as the Compensation Committee determined its compensation recommendations for 2020, as described later in section 9.2, entitled Setting executive compensation.

BCE Inc. 2020 Proxy Circular

LOOKING AHEAD TO 2020

ANNUAL SHORT-TERM INCENTIVE PLAN

OUR GOAL: ADVANCING HOW CANADIANS CONNECT WITH EACH OTHER AND THE WORLD

The operational metrics of BCE’s annual incentive program (AIP) for 2019 is assessed based on the 6 Strategic Imperatives, outlined further in section 9.6, entitled 2019 Compensation elements. The 2020 AIP is established with the same framework, but is now aligned to BCE’s new goal; Advancing how Canadians connect with each other and the world, and the 6 new Strategic Imperatives announced in January 2020:

•	Build the best networks

•	Drive growth with innovative services

•	Deliver the most compelling content

•	Champion customer experience

•	Operate with agility and cost efficiency

•	Engage and invest in our people

Results against these imperatives continue to account for 25% of the corporate performance index, and include new metrics to align to these new imperatives. In addition, the Compensation Committee has introduced a metric to track corporate performance against our ESG targets, certain of which are disclosed in our corporate responsibility report.

LONG-TERM INCENTIVE PLAN

The Compensation Committee believes the Long-Term Incentive Plan (LTIP) has served the company well, aligning executive returns with shareholders, and allows us to attract and retain talent that has ensured strong performance over the past 9 years since it was introduced.

As the current structure of BCE’s LTIP has remained largely unchanged since 2011, the Compensation Committee will conduct a comprehensive review of the plan in 2020, including with regard to the use and weightings of PSUs, performance stock options (PSOs), stock options and RSUs, with a view to, amongst other things, attaching performance criteria to 50% of LTIP grants, and ensuring continued alignment with the objectives of BCE’s executive compensation strategy and shareholders’ interests. Changes resulting from the review will be implemented effective with the 2021 grant and disclosed in the 2021 proxy circular.

CONCLUSION

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present at the meeting to answer any questions you may have about executive compensation. Alternatively, shareholders can reach us through the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Gordon M. Nixon Chair of the Board March 5, 2020	Robert E. Brown Chair of the Compensation Committee

BCE Inc. 2020 Proxy Circular

9	Compensation discussion & analysis

This section describes our compensation philosophy, policies and programs and discusses the compensation provided in 2019 to our President and CEO, our CFO and our three other most highly compensated executive officers. In 2019, these executive officers continued to grow and contribute to the success of Bell. They are referred to in this document as the “NEOs” and are as follows:

•	George A. Cope, President and CEO (now former)

•	Glen LeBlanc, EVP and Chief Financial Officer

•	Wade Oosterman, Vice Chair and Group President

•	Mirko Bibic, Chief Operating Officer (now President and CEO)

•	Stephen Howe, EVP and Chief Technology Officer

9.1	Overall objective of the executive compensation program

Our executive compensation program is based on a pay-for-performance philosophy. The overall goal is to create sustainable value for shareholders by:

•	attracting, motivating and retaining the executive officers needed to drive the business strategy, and

•	rewarding them for financial and operating performance and leadership excellence.

9.2	Setting executive compensation

The following chart illustrates BCE’s compensation governance structure and roles and responsibilities in setting and administering executive compensation.

BCE Inc. 2020 Proxy Circular

BENCHMARKING AND COMPARATOR GROUP

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

A full benchmarking study of all executive positions, including the NEOs, using our comparator group presented below is conducted every two years. The results of the last full review completed with Hugessen for 2019 showed that our executive pay is well aligned to our executive compensation policy, which targets total compensation to be positioned at the 60th percentile of our comparator group for strong performers.

Our comparator group is designed to be representative of the Canadian marketplace while avoiding overweighting any particular industry. As a result, we do not include more than three companies from any particular industry. We regularly review the composition of our comparator group to ensure that the companies continue to reflect our context in terms of size, revenues, market capitalization and complexity. The composition of the comparator group was reviewed by Hugessen in 2019, and no changes were made.

The Compensation Committee uses our comparator group to benchmark the value of executive total compensation, base salary, short- and long-term incentives, benefits, retirement programs and perquisites. The comparator group of 19 companies, the rationale for its use and comparative financial information are outlined in the two tables below.

DESCRIPTION	RATIONALE FOR USE	LIST OF COMPANIES

Represents a select sample of the largest Canadian companies based on revenues and market capitalization and offers a similar representation of industries

Ensures the competitiveness of our executive

compensation by comparing it to that offered at companies that are similar to us in terms of complexity, including size, revenues and market capitalization, and that compete with us for key talent. The balanced representation of industries ensures that our comparator group is representative of the marketplace in which we compete for talent

		•	Alimentation Couche-Tard Inc.
		•	Barrick Gold Corporation
		•	Bombardier Inc.
		•	Canadian National Railway Company
		•	Canadian Tire Corp. Ltd.
		•	CGI Group Inc.
		•	Enbridge Inc.
		•	Loblaw Companies Ltd.
		•	Magna International Inc.
		•	Manulife Financial Corporation
		•	Nutrien Ltd.
		•	Quebecor Inc.
		•	Rogers Communications Inc.
		•	Royal Bank of Canada
		•	Suncor Energy Inc.
		•	Teck Resources Ltd.
		•	TELUS Corporation
		•	The Toronto-Dominion Bank
		•	TC Energy Corporation

COMPARATIVE FINANCIAL INFORMATION AND INDUSTRY DISTRIBUTION OF COMPARATOR GROUP

BCE – DECEMBER 31, 2019 RESULTS

TOTAL REVENUE ($M)	MARKET CAPITALIZATION ($M)	NET EARNINGS ($M)	DIVIDEND YIELD	EMPLOYEES

23,964	54,379	3,253	5.27%	52,100

The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers:

•	the relative pay levels among our most direct industry competitors

•	the relative size, scope and complexity of comparator businesses

•	BCE’s relative performance against these comparators, and

•	internal equity across the Corporation and between different levels within the Corporation.

BCE Inc. 2020 Proxy Circular

A similar approach and philosophy to setting target compensation is used for all levels within the organization to ensure competitive and fair compensation.

9.3	Compensation risk management

Our Risk Advisory Services (corporate risk management) group conducted their annual compensation risk evaluation process to ensure that our compensation policies and practices do not encourage executives to take undue risk on behalf of the Corporation for personal financial gain.

FIVE-PILLAR FRAMEWORK

The risk factors identified across the five pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure.

OUR ASSESSMENT IDENTIFIED NO RISKS ASSOCIATED WITH OUR COMPENSATION POLICIES AND PRACTICES LIKELY TO HAVE A MATERIAL ADVERSE EFFECT ON THE CORPORATION

We recognize that long-term growth and value creation can only be achieved within an acceptable level of risk. We ensure our compensation policies and practices reward executives for short-, medium- and long-term decision making and performance but do not encourage undue risk taking or produce excessive compensation levels. We also ensure our policies and practices reflect best practices in terms of market trends and governance standards. The following are key risk mitigation policies that are part of the annual risk assessment and our approach to sound compensation management at BCE.

BCE Inc. 2020 Proxy Circular

OVERVIEW OF COMPENSATION AND RISK GOVERNANCE POLICIES AT BCE

WHAT WE DO

Use external independent consultants to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles.

Incorporate caps on the annual short-term incentive payouts, medium- and long-term incentive grants and executive pension plans to prevent excessive compensation levels.

Incorporate risk mitigation mechanisms (1) into incentive programs and compensation policies to minimize the likelihood that executives will take undue risks to enhance their remuneration.

Balance short- (annual short-term incentive), medium- (RSUs and PSUs) and long-term (stock options) incentives to align compensation to the risk horizon for each compensation component.

Offer a pay mix that emphasizes performance, with 83% of NEO target total direct compensation being at risk and tightly linked to BCE’s performance.

Enforce an incentive compensation clawback policy and forfeiture provisions(2).

Impose material share ownership requirements and offer the possibility to convert incentive payouts into DSUs, which further aligns executives’ interests with those of our shareholders.

Maintain a pre-clearance process for the President and CEO and all EVPs to protect against insider trading and trading during blackout periods.

Ensure that the Compensation Committee is comprised of independent members to avoid compensation-related conflicts of interest.

Offer our shareholders an opportunity to provide input to the Board regarding our executive compensation practices and levels via our annual “Say on Pay” advisory vote.

WHAT WE AVOID

Maintaining or reducing performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year.

Paying out incentives if they are not commensurate with performance results. The Board and the Compensation Committee have discretionary powers to alter incentive payouts when unexpected circumstances arise.

Setting performance targets for incentives without appropriate stress testing.

Offering compensation exceptions to NEOs without appropriate Board approval.

Offering single trigger change-in-control (CIC) rights to our executives(3).

Issuing stock option grants below market value and allowing option grants to be re-priced or forfeited in exchange for options with a lower strike price.

Allowing hedging of the economic exposure of BCE securities by any insiders, including directors and executives. BCE’s anti-hedging policy prohibits any kind of hedging the effect of which is to alter the insider’s economic interest in securities of BCE, or the insider’s economic exposure to BCE. As share ownership requirements and the long-term incentive plan align shareholder and executive interests, these restrictions ensure this alignment is fully maintained.

Including unvested and unexercised long-term incentives in share ownership calculations.

Guaranteeing variable incentive payouts.

(1)

The main risk mitigation mechanisms include: incorporating a balanced and diversified combination of performance metrics for incentive plans to protect against one particular metric being promoted at the expense of overall health of the business, emphasis on long-term incentives with three-year vesting cycles in the executive pay mix to discourage undue short-term risk taking and curtailing the use of options (which offer the greatest leverage to share price fluctuation) so they represent only 16% of NEO total target direct compensation.

(2)

The President and CEO as well as all EVPs have a clawback clause in their employment agreement that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment.

The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.

All stock option holders are subject to a clawback clause if they engage in prohibited behaviours as described in greater detail in section 9.6, entitled 2019 Compensation elements, under the heading Long-term incentive plan.

In the event of termination for cause, an individual forfeits all vested and unvested options and unvested RSU and PSU grants.

(3)

The double-trigger CIC policy requires a CIC and termination for reasons other than for cause or resignation for good reason for 18 months post CIC. This prevents the Corporation from being obliged to pay termination benefits during a CIC if an executive’s employment is not terminated as part of the CIC. More information can be found in section 11.6, entitled Termination and change-in-control benefits.

BCE Inc. 2020 Proxy Circular

9.4	Compensation policy and components

To achieve our objective, we use three key elements of compensation with target positioning for base salary at the 50th percentile and for total compensation at the 60th percentile for strong performers of what is paid in the competitive market for similar positions, with greater focus on pay-for-performance and mid- and long-term components.

Actual compensation may be set above or below target positioning depending on a number of factors, including performance, experience and internal equity. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	PRIMARY OBJECTIVE	WHAT DOES THE COMPENSATION ELEMENT REWARD?	HOW DOES THE COMPENSATION ELEMENT FIT INTO THE OVERALL OBJECTIVE?	FORM OF PAYMENT

Annual Base Salary	Provides a market-competitive fixed rate of pay	The scope and responsibilities of the position and the specific skills needed to fulfill them	Provides a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash

Annual Short-Term Incentive	Incents performance against our annual corporate and individual objectives	The achievement of our annual objectives	Provides a vehicle to reward actual performance against objectives that are designed to support our overall corporate targets	Choice of cash and/or DSUs • Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment

Equity-Based Long-Term Incentive Plan	Aligns medium- and long-term interests of executives and shareholders	The creation of shareholder value	Provides a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value

RSUs (50%)

• Aligns executives’ interests to share return growth

PSUs (25%)

• Aligns executives’ interests to dividend growth and their compensation to the Corporation’s performance

Stock Options (25%)

• Aligns executives’ interests with share price growth and their compensation to the Corporation’s performance

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly as part of our benchmarking study. They are discussed in section 9.6, entitled 2019 Compensation elements, under the heading Pension, benefits and perquisites.

9.5	2019 Named executive officers’ target pay at risk

Our commitment to aligning pay to performance leverages a compensation mix that includes short-, medium- and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive remuneration is aligned with corporate performance over the short- and long-term. On average, 83% of target NEO compensation is at risk.

2019 TARGET PAY AT RISK(1)

(1)

Based on 2019 actual base salary. Pay at risk is annual short-term incentive plan, RSU awards, PSU awards and Option-based awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

BCE Inc. 2020 Proxy Circular

9.6	2019 Compensation elements

BASE SALARY

The Compensation Committee recommends for Board approval the base salary of each executive officer that reflects the scope and responsibilities of the position, the executive officer’s performance and experience, the positioning of his or her base salary and total compensation versus the comparator group (targeted at the 50th percentile on base salary), and internal equity.

To ensure individual accountability and higher levels of performance, base salaries offered to all executives have been adjusted only to reflect sustained performance levels as well as an increase in responsibilities or job scope.

ANNUAL SHORT-TERM INCENTIVE

The annual short-term incentive applicable to the President and CEO and all executive officers has two components:

•

In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on the achievement of common corporate objectives. They are based on financial targets and quantitative strategic objectives related to each of our 6 Strategic Imperatives

•

In order to assess and reward leadership behaviours demonstrated by the executive in the achievement of business unit and overall corporate results, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

SHORT-TERM INCENTIVE TARGETS

The short-term incentive targets for executive officers are reviewed regularly to ensure they remain competitive with market peers. The short-term incentive targets for NEOs, 150% for the President and CEO and 100% for the other NEOs, remained unchanged in 2019 from 2018 levels.

CORPORATE PERFORMANCE INDEX

Corporate performance objectives account for 70% of the weighting of the annual short-term incentive award. At the beginning of each year, the Compensation Committee recommends for approval by the Board the Corporation’s financial and operating objectives used to determine the corporate performance objectives. The Compensation Committee reviews corporate performance from year to year, ensuring a consistent difficulty in achieving targets is maintained in light of the Corporation’s progress and the competitive environment.

At the end of each year, the Compensation Committee and the Board evaluate the performance of the Corporation against the corporate performance objectives to determine the corporate performance index.

This can vary between 0% and 150%, with a target performance level of 100%. The Compensation Committee may, at its discretion, recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate versus actual performance in the Compensation Committee’s judgment.

FINANCIAL OBJECTIVES

Financial objectives (adjusted EBITDA 40%, revenue 20% and free cash flow 15%) account for 75% of the corporate performance index. The Compensation Committee sets a threshold, a low, a target and a stretch value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community, which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

OVERALL PERFORMANCE	THRESHOLD	LOW	TARGET	STRETCH

Payout (1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

BCE Inc. 2020 Proxy Circular

6 STRATEGIC IMPERATIVES

The remaining 25% weighting of the corporate performance index evaluates achievement of the Corporation’s operating objectives, our 6 Strategic Imperatives for 2019 (1):

•	Improve customer service	•	Accelerate wireless
•	Leverage wireline momentum	•	Invest in broadband networks
•	Achieve a competitive cost structure		and services
		•	Expand media leadership

Progress on the 6 Strategic Imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. Each strategic imperative carries an equal weight. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 25%:

POINTS	0	1	2	3	4	5	6

Results	Failed	Significantly Below	Below	Slightly Below	Met	Exceeded	Stretched

The cumulative total of points earned for the 6 Strategic Imperatives determines the payout according to the following table:

SUM OF POINTS	THRESHOLD 0 POINTS (6 × 0 POINTS)	TARGET 30 POINTS (6 × 5 POINTS)	STRETCH 36 POINTS (6 × 6 POINTS)

Payout (2)	0%	100%	150%

(1)	6 new Strategic Imperatives were announced in January 2020, as noted in section 8, entitled Board of Directors’ letter to shareholders.

(2)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2019 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives. The metrics and targets for the 6 Strategic Imperatives have not been disclosed as this is strategic information the Board and the Compensation Committee believe could cause competitive harm to the Company.

BCE’S INCENTIVE PLANS ARE STRUCTURED TO MAXIMIZE SHAREHOLDER VALUE. SHARE PRICE AND CAPITAL

RETURNS ARE DRIVEN BY OPERATIONAL AND FINANCIAL RESULTS (REVENUE, ADJUSTED EBITDA AND FREE CASH FLOW),

DIVIDEND GROWTH WITHIN OUR FREE CASH FLOW PAYOUT POLICY RANGE AND GENERAL MARKET CONDITIONS.

THESE FINANCIAL AND OPERATING GOALS LARGELY RESULT FROM THE SUCCESSFUL EXECUTION OF THE

CORPORATION’S 6 STRATEGIC IMPERATIVES

The following illustration indicates the corporate performance objectives employed for setting annual short-term incentive awards for 2019, and the rationale for their use.

ADJUSTED EBITDA(1) 40%

Industry-wide measure of in-year operational profitability. Measures executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the Corporation.

6 STRATEGIC IMPERATIVES(2) 25%

The strategic imperatives focus our efforts on achieving our goal of being recognized by customers as Canada’s leading communications company. Their assessment includes many operating metrics typically used in the industry. Progress made against the 6 Strategic Imperatives provides a relevant measure of our executives’ success in executing on the operating plan required to achieve our goal.

REVENUE 20%

A simple measure of the total value of the products and services sold by the Corporation. Revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

FREE CASH FLOW(3) 15%

Provides an assessment of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business. It is also commonly used as a valuation measure for companies in the industry.

(1)

The term “adjusted EBITDA” does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. We use adjusted EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA has no directly comparable IFRS financial measure. Refer to section 10.2, Non-GAAP financial measures and Key Performance Indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin at page 105 of BCE’s 2019 Annual Report for more details, including a reconciliation to the most comparable IFRS financial measure.

(2)	BCE’s goal and 6 Strategic Imperatives changed in January 2020, as noted in section 8, entitled The Board of Directors’ letter to shareholders.

(3)

The term “free cash flow” does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our Corporation. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. Refer to section 10.2, Non-GAAP financial measures and Key Performance Indicators (KPIs) – Free cash flow and dividend payout ratio at page 107 of BCE’s 2019 Annual Report for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE Inc. 2020 Proxy Circular

2019 CORPORATE PERFORMANCE INDEX

The following table outlines the corporate objectives and results achieved for 2019.

COMPONENT	WEIGHTING	CALCULATED PAYOUT	2019 TARGET	2019 RESULTS	COMMENTS

Adjusted EBITDA	40%	Payout: 53% Min: 0% Max: 60%	$10,080 million	$10,106 million	BCE adjusted EBITDA increased by 6.0% in 2019, compared to 2018, reflecting favourable contributions from all three of our segments. The growth was driven by higher revenues together with lower operating expenses and effective cost containment. This resulted in an adjusted EBITDA margin of 42.2%, compared to 40.6% experienced last year(1).

Revenue	20%	Payout: 23% Min: 0% Max: 30%	$23,934 million	$23,964 million	BCE revenues grew by 2.1% in 2019 compared to last year, driven by growth across all three of our segments, and reflected both higher service and product revenues of 1.4% and 6.6% respectively.

Free Cash Flow	15%	Payout: 5% Min: 0% Max: 22.5%	$3,875 million	$3,818 million	Free cash flow increased $251 million in 2019, compared to 2018, due mainly to adjusted EBITDA growth in part offset by higher interest and cash taxes paid.

Strategic Imperatives Progress	25%	Payout: 26% Min: 0% Max: 37.5%	Various	N/A	The Board approves a scorecard of approximately 30 operating metrics to monitor progress against the strategic imperatives. Considerable progress was made on many imperatives and expectations were exceeded overall with exceptional performance in the areas of Achieving a competitive cost structure and Expanding Media leadership. Strong performance was also achieved in all other sectors, including Accelerating Wireless, Investing in broadband services and networks and Improving customer service. Further details may be found under section 10, entitled President and CEO compensation.

Total	100%	107%

(1)	Includes impact of IFRS 16

The financial results for 2019, along with the progress made against the 6 Strategic Imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting annual short-term incentive awards. Based on their assessment, the Compensation Committee recommended, and the Board approved, a corporate payout index of 107%. Over the last five years, the corporate payout index was 95% in 2018, 100% in 2017, 90% in 2016, 102% in 2015, and 105% in 2014.

INDIVIDUAL PERFORMANCE INDEX

In order to recognize and reward individual contribution, 30% of the annual short-term incentive for executive officers is based on individual performance, which has two dimensions.

The first dimension is the achievement of results measured against the pre-determined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the 6 Strategic Imperatives and thereby create value for shareholders. For further details on our President and CEO’s key accomplishments and results for 2019, refer to section 10, entitled President and CEO compensation, on page 59.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes that serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes that reinforce the transformation of the business and the execution of the strategy.

Once the year is completed, the Compensation Committee and the independent directors of the Board assess the individual performance and leadership of the President and CEO. In addition, the President and CEO provides the Compensation Committee with his assessment of the individual performance and leadership of the other executive officers. Taking into account all the information provided, including the recommendations of the President and CEO, the Compensation Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 3.0×) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only.

In 2019, individual performance indexes for the NEOs ranged from 1.75× to 3.0×, with an average index of 2.4×. Combined with the corporate performance index of 107%, the 2019 annual short-term incentive awards for our NEOs ranged from $876,850 to $3,462,900, with an average payout of $1,528,240, reflecting a year of strong operational performance and strategic progress. Please consult the individual NEO biographies in sections 10 and 11 for greater detail.

BCE Inc. 2020 Proxy Circular

EQUITY-BASED COMPENSATION

LONG-TERM INCENTIVE PLAN

Our Long-Term Incentive Plan (LTIP) is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. The LTIP also plays a crucial role in aligning variable compensation with the appropriate risk time horizon and accountability for medium- and long-term decisions. Being 100% equity-based, our LTIP’s value to the executive is very much dependent on increasing share-price performance, which in turn benefits all shareholders. Furthermore, the PSU component of the LTIP rewards the achievement of cash flow growth targets that enable BCE to grow its dividend, which also aligns with shareholders’ interests. Similar to grants awarded since 2011, the 2019 grants under our LTIP were allocated 50% in RSUs, 25% in PSUs and 25% in stock options.

RSUs (50%) 100% vesting at the end of three years	PSUs (25%) Vesting at the end of three years contingent on free cash flow to enable dividend growth STOCK OPTIONS (25%) 100% vesting at the end of three years. Option term: ten years

Below are the key terms that apply to each component of the long-term incentive plan:

ELEMENT	RSUs	PSUs	STOCK OPTIONS

Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.	PSUs align executives’ and shareholders’ interests in dividend growth and their compensation to the Corporation’s performance. Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Stock options align executives’ and shareholders’ interests in share price growth and their compensation to the Corporation’s performance.

Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Payout range (as a % of the grant award)	0% to 100%	0% to 125%	No defined payout range, payouts are dependent on the difference between the grant price and the exercise price.

Defined limit on annual grant levels	Yes

Term(1)	Three years		Ten years (10-year maximum under the plan text)

Vesting type	Three-year cliff vesting

Vesting date for 2019 grants	December 31, 2021		February 25, 2022 (three years from the date of grant)

Vesting criteria	Being employed by BCE or Bell on the vesting date

Being employed by BCE or Bell on the vesting date.

To achieve 100% vesting, earnings growth must be sufficient to provide the Board with the ability to increase the dividend by a target compound annual dividend growth rate over the three-year performance period while keeping the dividend payout ratio between 65% and 75% of the free cash flow available to common shareholders. Pro-rated payment is made if the target is only partially attained.

Being employed by BCE or Bell on the vesting date

Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares		None

Methods of payment(2)	Cash, BCE common shares		BCE common shares when options are exercised

BCE Inc. 2020 Proxy Circular

ELEMENT	RSUs	PSUs	STOCK OPTIONS

Pricing at time of grant

Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last five consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit.

Higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the Toronto Stock Exchange: 1) on the trading day immediately prior to the effective date of the grant, or if at least one board lot of common shares has not been traded on such day, then the volume weighted average of the trading price per common share of a board lot of common shares for the next preceding day for which at least one board lot was so traded; and 2) for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant.

Clawback	The President & CEO and all EVPs are subject to a clawback clause detailed under section 9.3, entitled Compensation risk management.		Option holders will lose all of their unexercised options if they engage in prohibited behaviours after they leave our Corporation. This includes using our confidential information for the benefit of another employer. In addition, the option holder must reimburse the after-tax profit realized on exercising any options during the six-month period preceding the date on which the prohibited behaviour began.

(1)	In 2019, BCE extended the term of the stock option grants to 10 years.

(2)

In 2016, executives had the option to receive their RSU or PSU grant in the form of DSUs. Since 2017, executives have had the option to receive their RSU grants in the form of DSUs. At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in DSUs as an interim measure to help the participant reach his/her mandatory share ownership requirement.

The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. In 2019, Mr. Oosterman received a special additional long-term incentive award granted in connection with his appointment to Vice Chair and Group President, Bell & BCE as described in section 11, entitled Compensation of our named executive officers. There are no additional grants relating to his appointment.

Information on change-in-control and termination provisions applicable to stock options can be found under section 11.6, entitled Termination and change-in-control benefits.

The Corporation uses the fair value method of accounting for equity-based compensation.

PSU PAYOUTS

Since the PSU plan’s inception in 2011, seven payout cycles have occurred. The PSU grants prior to 2014 had a maximum payout level of 100%. Grants from 2014 onward have a maximum payout of 125% to reinforce the incentive to outperform and reflect current market practices in PSU design.

From 2011 to 2016, all PSU grants vested at 100% as the earnings level attained during the performance cycles were more than sufficient to attain the targeted cumulative compound dividend growth rate to maintain the dividend payout ratio within the policy range of 65%–75%.

The 2017 PSU grants, which vested in 2019, achieved 106% payout with free cash flow per share exceeding target and falling within our target payout ratio of 65%–75% of free cash flow available to common shareholders.

For further details on each NEO’s 2019 PSU award, see section 11.2, entitled Summary compensation table, on page 67 or refer to the detailed NEO biographies in sections 10 and 11.

DSU PLAN

The Deferred Share Unit (DSU) plan is designed to further align the interests of the executive officers with those of the shareholders by providing a mechanism for the executive officers to receive incentive compensation in the form of equity that they must hold until they leave the company. Executive officers and other key employees of the Corporation and those of certain subsidiaries may elect to participate in the DSU plan.

In 2019, executive officers could elect to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. Executives also had the option to elect to receive their grant of RSUs in the form of DSUs.

DSUs have the same value as BCE common shares. Dividend equivalents in the form of additional DSUs are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

The Compensation Committee may also recommend for Board approval special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2019.

Holders of DSUs cannot settle their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy, through a trustee, a number of BCE common shares on the open market equal to the number of vested DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in the case of death.

BCE Inc. 2020 Proxy Circular

SHARE OWNERSHIP REQUIREMENTS

We believe in the importance of substantial share ownership, and our compensation programs are designed to encourage share ownership by executive officers. Our current share ownership requirements for the President and CEO and EVPs have been in place since 2013 and are designed to encourage ongoing investment in the Corporation and to ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders. These milestones are to be reached 10 years from promotion or hire date. The following table outlines the current minimum share ownership levels as a multiple of annual base salary and the associated deadline applicable for each executive level:

MULTIPLE OF BASE SALARY

POSITION	5-YEAR TARGET (1)	10-YEAR TARGET

President and CEO	7.5×	10.0×

EVPs	3.0×	5.0×

(1)	50% of five-year target must be reached within three years.

Direct and indirect holdings of common shares of BCE, including shares or vested DSUs received under the following programs, can be used to reach the minimum share ownership level:

•	DSU plan, described under DSU plan

•	Employees’ Savings Plans (ESPs), described under Benefits and perquisites

•	shares acquired and held by exercising stock options granted under our stock option plans, described under Long-term incentive plan

•	shares received and held upon payment of RSUs and PSUs, described under Long-term incentive plan

•	shares purchased independently on the open market.

Option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three-, five- or 10-year targets are missed. These measures include, but are not limited to, the payment of a portion of the annual short-term incentive award in DSUs and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the table below, all of our NEOs have exceeded their five-year targets and 10-year targets.

Below is the share ownership status for our NEOs as of December 31, 2019.

	OWNERSHIP REQUIREMENT			TOTAL BCE EQUITY OWNERSHIP VALUE ($)	(1)		MULTIPLE OF
NEO	BASE SALARY ($)	YEAR 5	YEAR 10			PERCENTAGE OF OWNERSHIP IN DSUs	5-YEAR TARGET ACHIEVED	10-YEAR TARGET ACHIEVED

George A. Cope	1,400,000	7.5×	10×	79,258,093		97%	7.5×	5.7×

Glen LeBlanc	650,000	3×	5×	9,494,090		97%	4.9×	2.9×

Wade Oosterman	900,000	3×	5×	61,627,002		88%	22.8×	13.7×

Mirko Bibic	750,000	3×	5×	6,075,619		98%	2.7×	1.6×

Stephen Howe	650,000	3×	5×	6,252,910		46%	3.2×	1.9×

(1)	Calculated using the closing BCE share price on the Toronto Stock Exchange from December 31, 2019 of $60.16.

BCE Inc. 2020 Proxy Circular

CLAWBACK POLICY

The President and CEO as well as executive officers have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them and to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment.

The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud on the part of the executive officer during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.

PENSION, BENEFITS AND PERQUISITES

PENSION

The Defined Contribution (DC) arrangement of the Bell Canada pension plans (Bell Plan) allow employees to contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit. The company contribution remains capped at 6%.

All our NEOs participate in the DC arrangement, which has been the only pension plan available to employees hired since 2004. Mr. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and supplemental arrangement until December 31, 2014, when he joined the DC arrangement.

All our NEOs are eligible for supplementary retirement arrangements. The pension benefits provided to our NEOs are described under section 11.5, entitled Pension arrangements.

BENEFITS AND PERQUISITES

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program, which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The NEOs are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer all of our employees the possibility to participate in our Employees’ Savings Plan (ESP). The ESP is designed to support long-term share ownership and to build greater interest in the growth and success of our Corporation. Under the ESP, employees can contribute up to 12% of their eligible earnings to buy BCE common shares. The Corporation matches one-third of the employee’s contribution with a maximum Corporation contribution of 2% of the employee’s annual eligible earnings. The shares purchased with the Corporation contributions are vested to employees after two years. More information on the ESP can be found under section 11.4, entitled Employees’ savings plans (ESPs).

The NEOs also receive a competitive cash allowance for perquisites.

BCE Inc. 2020 Proxy Circular

10	President and CEO compensation

George A. Cope President and Chief Executive Officer BCE and Bell Canada (now former)

George Cope retired as President and CEO of BCE Inc. and Bell Canada on January 5, 2020 after almost 12 years in the role. During his tenure, he transformed Bell into Canada’s communications growth leader with a strategy of unparalleled investment and innovation in advanced broadband networks, next-generation wireless, TV, Internet and media services, and an enhanced customer experience.

Mr. Cope joined Bell in January 2006 as Chief Operating Officer and was named President and CEO in July 2008.

Appointed to the Order of Canada in 2014, named Canada’s Outstanding CEO of the Year in 2015 and inducted into the Canadian Business Hall of Fame in 2018, Mr. Cope has also received honourary doctorates from Western University, the University of Windsor, Trent University and Queen’s University. He was recognized with the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk.

Mr. Cope serves as a director of Bank of Montreal (and will be nominated as Chair of the Board at BMO’s Annual Meeting on March 31, 2020), CGI, Maple Leaf Sports & Entertainment and Brain Canada.

2019 KEY ACCOMPLISHMENTS AND DETERMINATION OF ANNUAL SHORT-TERM INCENTIVE AWARD

The Compensation Committee evaluated Mr. Cope’s performance for his final year in 2019 based on demonstrated leadership behaviours and comprehensive objectives related to:

•	the evolution of BCE’s strategy

•	the execution of BCE’s strategy

•	ensuring the smooth transition to a new Chief Executive Officer in 2020, including the retention of Bell’s senior leadership team.

Mr. Cope significantly advanced the evolution of BCE’s strategy in 2019:

•

continued to expand our fibre to the premises (FTTP) direct fibre footprint, reaching over 5.1 million homes and businesses in seven provinces. Approximately 53% of our long-term broadband fibre program was completed at the end of 2019

•

expanded our innovative Wireless Home Internet service to approximately 250,000 locations in 226 rural communities at end of 2019. The build-out program delivers high-speed broadband Internet service to smaller, underserved rural communities, and is expected to ultimately reach 1 million rural households throughout Atlantic Canada, Québec, Ontario and Manitoba. The technology will be fully upgradeable to 5G wireless service in future

•

increased wireless broadband capacity and speed by deploying a significant number of new small cell sites across our LTE network and expanded our LTE-A wireless network to reach 94% of the Canadian population with data speeds up to 1.5 gigabit per second (Gbps) in select markets (average experience speeds vary from 25 to 245 megabits per second (Mbps))

•

made LTE wireless broadband service available to all 25 communities in Nunavut, Canada’s northernmost territory, delivering mobile data speeds of up to 100 Mbps to residents and businesses across the territory

•

launched unlimited plans featuring unlimited data access with no overage charges. Customers can sign up for plans featuring 10 gigabits (GB) or 20 GB of data at maximum long-term evolution (LTE) speeds and unlimited data access at reduced speeds when these allotments are exceeded with no overage fees charged

•	introduced SmartPay device financing plans that let customers buy their new smartphones with 24 interest free instalments separate from their service plan
•	partnered with Dollarama Inc. (Dollarama) to make Lucky Mobile and Virgin Mobile prepaid wireless service available at the value retailer’s more than 1,200 locations across Canada

•

partnered with the City of Markham to launch the Smart City Accelerator Research Program, using Bell’s Smart City platform, an advanced solution of interconnected IoT applications, to improve the efficiency of municipal operations and enhance City services for residents

•	concluded an expanded reciprocal roaming partnership with AT&T Inc. (AT&T) to provide Canadian business customers access to AT&T’s LTE, category M1 (LTE-M) network across the United States

•	concluded a long-term exclusive deal with Warner Bros. International Television Distribution (Warner Bros.) to bring original programming from Warner Bros.’ HBO Max to Canada, beginning in 2020

•

entered into an agreement with the shareholders of Groupe V Média to acquire conventional network V along with related digital assets including the ad-supported VOD service Noovo.ca. The transaction reinforces choice for French-language viewers, strengthens the Québec television ecosystem and highlights Bell Media’s commitment to providing engaging content in Québec on traditional and innovative platforms

•

provided funding and support to leading institutions to improve access to mental health care and advance new research. Additionally, the Bell Let’s Talk Community Fund continued to support grassroots organizations across the country with 657 grants awarded since 2011

•

set new records for engagement on Bell Let’s Talk Day in 2019 with 145,442,699 calls, texts and social media messages from Canadians and people around the world calling for action in mental health, an overall 5% increase vs. 2018. With a Bell donation of 5 cents for each communication, our funding for Canadian mental health grew by $7,272,134 and brought Bell’s total funding commitment to $100,695,763

•

recognized once again, as one of Canada’s Top 100 Employers and Top 50 Employers in Montreal. Bell was also named to Canada’s 100 Best Diversity Employers and Canada’s Greenest Employers, demonstrating our commitment to employees.

BCE Inc. 2020 Proxy Circular

•	supported gender equity in the workplace. Bell was recognized with Gold Parity Certification for the second year in a row by Women in Governance

•	drove innovation in Canada even further, ranking first among all telecommunications companies in Canada’s Top 100 Corporate R&D Spenders and sixth overall

Mr. Cope led the Bell team in its successful execution of the company’s 6 Strategic Imperatives in 2019:

•

built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 3,555,601, up 4.3% over 2018, including over 1.4 million FTTP customers

•

ranked the fastest Internet providers in the country in PCMag’s annual Fastest ISPs of 2019: Canada report. PCMag’s intensive testing found that our operations in the Atlantic provinces, marketed under the Bell Aliant brand, offer the fastest overall Internet in the country. Bell Canada, serving Ontario and Québec customers, topped the list for the second year in a row as the fastest major Internet provider

•

launched the next generation of our Whole Home Wi-Fi pods, enabling double the speeds available on the previous model and more devices to run simultaneously and provide a larger indoor and outdoor coverage radius

•	maintained our position as Canada’s largest TV provider with 2,772,464 retail subscribers, and increased our total number of IPTV subscribers by 5.5% to 1,767,182

•	added the ability to pause and rewind live TV on the Fibe TV app, providing enhanced functionality on any device for Alt TV, Fibe TV and Satellite TV customers

•

strengthened Bell Business Markets leadership in cloud solutions by adding managed database, application monitoring and security scanning to its extensive portfolio of Bell Cloud Managed Services for Microsoft Azure

•	improved BCE consolidated adjusted EBITDA margin by 1.6 pts over 2018

•	delivered positive Wireline adjusted EBITDA growth for a fourth consecutive year at 1.7%

•	led major North American telecom companies with a Wireline adjusted EBITDA margin of 43.8%

•	accelerated wireless in a highly competitive industry. Bell grew wireless net additions by 3.6% over 2018 and captured 50% of total wireless net activations among the three national wireless carriers
•	added 515,409 total postpaid and prepaid customers, our best annual subscriber performance since 2005

•	grew prepaid market share with 113,454 net activations, driven by strong demand for our low-cost Lucky Mobile service

•	maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 18th year in a row, and continued to lead with 12 of the top 20 programs nationally in all key demographics

•	TSN remained Canada’s sports leader and most-watched specialty TV channel and RDS remained the top French-language sports network

•	grew our Crave subscriber base to 2.6 million, up 14% over 2018

•	launched Day Pass subscriptions to TSN Direct and RDS Direct streaming services. The single-day subscription option is the first of its kind in Canada, providing full access to TSN and RDS channels

•	improved the service experience for customers across the business. Investments in technology and training led to faster installations and fewer repair visits and rework

•

launched the Lucky Mobile My Account app, providing customers quick access to key features such as topping up their accounts, registering for Automatic Top-Up, managing Add-Ons, monitoring usage, checking their balance and resetting voicemail passwords

•	updated our support pages on Bell.ca to make it easier for customers to get the information they need about Bell products and services

•	enhanced our innovative Manage Your Appointment web service to provide customers with more precise estimates of technician arrival times based on traffic, driving conditions and work schedules

•	offered residential installation appointments earlier and repair appointments the same day or next day 88% of the time

•	awarded JD Power’s best National Carrier for Customer Service in Canada for Virgin Mobile for the third time in a row

•	continued to take a disciplined approach to cost management by aligning costs with overall revenue performance.

Shareholders benefitted from BCE’s strong financial and operational performance, with a 5% increase in 2019 common dividends to $3.17 from $3.02 in 2018. This was BCE’s 15th increase to the annual common share dividend since December 2008, representing growth of 117% over the period.

BCE Inc. 2020 Proxy Circular

2019 ACTUAL PAY MIX

In 2019, Mr. Cope’s target direct compensation did not change from 2018. Mr. Cope’s actual compensation for 2019 was up 5%, reflecting the increase in the amount of his 2019 short-term incentive plan award. This increase was driven by the strong corporate performance result (107% in 2019 versus 95% in 2018) and also reflects the Board and Compensation Committee’s recognition, through his individual performance index, of Mr. Cope’s outstanding personal performance and leadership in driving the Corporation to growth across all financial metrics, while leading the Bell team in its strong operational performance and strategic progress, and in particular this year ensuring a smooth succession plan and transition to a new CEO, allowing the company to maintain its strong momentum.

In 2019, the Board and Compensation Committee also reviewed and approved the terms of Mr. Cope’s retirement in accordance with the provisions of BCE’s compensation, pension and benefits plans. No additional retirement allowance or bonus was paid to Mr. Cope upon his retirement.

	2019 ($)	2018 ($)	2017 ($)

Salary	1,400,000	1,400,000	1,400,000

At-Risk Compensation

Annual Short-Term Incentive Plan	3,462,900	2,814,000	3,360,000

RSU-Based Awards	3,437,500	3,437,500	2,937,500

PSU-Based Awards	1,718,750	1,718,750	1,468,750

Option-Based Awards	1,718,750	1,718,750	1,468,750

Total At-Risk Compensation	10,337,900	9,689,000	9,235,000

Pension & Other Compensation	897,861	925,442	805,570

Total Compensation	12,635,761	12,014,442	11,440,570

2019 AT-RISK TOTAL DIRECT COMPENSATION

2019 LOOK-BACK TABLE

The following table compares total direct compensation awarded to the President and CEO and actual value he received from his compensation over the last five years. Actual compensation includes base salary, actual annual short-term incentive award, value of vested units at payout or value of units outstanding at December 31, 2019, value of stock options upon exercise or value of in-the-money stock options outstanding at December 31, 2019. CEO value is compared to value to shareholders, which represents the cumulative value of a $100 investment in BCE common shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

					VALUE OF $100

YEAR	TOTAL DIRECT COMPENSATION AWARDED	(1)	ACTUAL TOTAL DIRECT COMPENSATION VALUE AS OF DECEMBER 31, 2019	(2)	PERIOD	PRESIDENT AND CEO	SHAREHOLDER

2015	$10,664,400		$12,186,392		2015-01-01 to 2019-12-31	$114	$145

2016	$9,858,000		$10,850,808		2016-01-01 to 2019-12-31	$110	$138

2017	$10,635,000		$10,561,854		2017-01-01 to 2019-12-31	$99	$121

2018	$11,089,000		$12,059,284		2018-01-01 to 2019-12-31	$109	$111

2019	$11,737,900		$11,220,339		2019-01-01 to 2019-12-31	$96	$117

					Average	$106	$126

(1)	Includes base salary, actual annual short-term incentive paid, and LTIP value at time of grant (RSUs, PSUs and stock options).

(2)

Includes base salary, actual annual short-term incentive, RSU/PSU value at vesting, exercised stock options (using exercise price) and outstanding units and in-the-money stock options at common share price on the Toronto Stock Exchange from December 31, 2019 of $60.16.

BCE Inc. 2020 Proxy Circular

11	Compensation of our named executive officers

This section examines the compensation provided in 2019 to our President and CEO, our CFO, and our three other most highly compensated executive officers (based on aggregate compensation excluding pension benefits).

•	George A. Cope, President and CEO (now former) (see detailed compensation discussion in section 10, entitled President and CEO compensation)

•	Glen LeBlanc, EVP and Chief Financial Officer
•	Wade Oosterman, Vice Chair and Group President

•	Mirko Bibic, Chief Operating Officer (now President and CEO)

•	Stephen Howe, EVP and Chief Technology Officer

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis.

Glen LeBlanc EVP and Chief Financial Officer BCE and Bell Canada

Appointed Chief Financial Officer of BCE and Bell Canada in 2015, Glen LeBlanc leads all Finance strategy and operations for the Bell group of companies.

Mr. LeBlanc also serves as Bell’s Vice Chair, Atlantic responsible for community and other initiatives across Atlantic Canada. Before his appointment as Bell CFO, he had served in the same role for Bell Aliant since 2006.

A board member of Maple Leaf Sports & Entertainment, Strongest Families Institute and the New Brunswick Business Council, Mr. LeBlanc is a Fellow Chartered Professional Accountant (FCPA) and Fellow Certified Management Accountant (FCMA). He holds an ICD.D designation from Rotman and a Bachelor of Commerce from St. Mary’s University.

In 2019, Mr. LeBlanc received an increase to his long-term incentive grant of $150,000 to reflect his tenure in role and to improve market alignment.

2019 ACTUAL PAY MIX

	2019 ($)	2018 ($)	2017 ($)

Salary	650,000	650,000	600,000

At-Risk Compensation

Annual Short-Term Incentive Plan	974,350	822,250	780,000

RSU-Based Awards	825,000	750,000	625,000

PSU-Based Awards	412,500	375,000	312,500

Option-Based Awards	412,500	375,000	312,500

Total At-Risk Compensation	2,624,350	2,322,250	2,030,000

Pension & Other Compensation	1,371,078	3,720,430	168,717

Total Compensation	4,645,428	6,692,680	2,798,717

2019 AT-RISK TOTAL DIRECT COMPENSATION

BCE Inc. 2020 Proxy Circular

Wade Oosterman Vice Chair and Group President BCE and Bell Canada

Wade Oosterman serves in a senior advisory role on the Bell executive team as Vice Chair, in addition to his leadership of Bell Media as Group President and Bell’s brand team as Chief Brand Officer.

Joining Bell in 2006 as President of Bell Mobility and Chief Brand Officer, Mr. Oosterman has served as a Canadian communications industry executive for more than 30 years. He was promoted to President of Mobility and Residential Services in 2010, to Group President in 2015 and as Vice Chair in 2018.

Mr. Oosterman holds an MBA from the Ivey Business School at Western University and serves on the boards of Telephone and Data Systems and the Toronto International Film Festival.

In 2019, Mr. Oosterman received a $2,000,000 additional long-term incentive grant in connection with his appointment to Vice Chair and Group President, BCE and Bell Canada. There are no additional grants relating to his appointment.

2019 ACTUAL PAY MIX

	2019 ($)	2018 ($)	2017 ($)

Salary	900,000	900,000	900,000

At-Risk Compensation

Annual Short-Term Incentive Plan	1,146,600	1,138,500	1,170,000

RSU-Based Awards	2,250,000	2,250,000	1,250,000

PSU-Based Awards	1,125,000	1,125,000	625,000

Option-Based Awards	1,125,000	1,125,000	625,000

Total At-Risk Compensation	5,646,600	5,638,500	3,670,000

Pension & Other Compensation	338,959	326,225	309,491

Total Compensation	6,885,559	6,864,725	4,879,491

2019 AT-RISK TOTAL DIRECT COMPENSATION

BCE Inc. 2020 Proxy Circular

Mirko Bibic Chief Operating Officer, BCE and Bell Canada (now President and Chief Executive Officer)

President and Chief Executive Officer of BCE. Inc. and Bell Canada since January 2020, Mirko Bibic leads the Bell group of companies with a strategy to deliver the best networks, drive service and content innovation, operate with agility and efficiency, and champion customer experience.

Mr. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer.

Mr. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

Mr. Bibic’s target compensation remained unchanged in 2019 for his role as Chief Operating Officer. Upon his appointment to CEO in January 2020, Mr. Bibic’s target total direct compensation for 2020 was set at $9.25 million. His target compensation represents a decrease of just over 10% from Mr. Cope’s 2019 target total direct compensation, reflective of his tenure as newly appointed CEO, and market positioning below market median. No sign-on bonuses or one-time payments were awarded to him upon his appointment.

2019 ACTUAL PAY MIX

	2019 ($)	2018 ($)	2017 ($)

Salary (1)	750,000	598,767	525,000

At-Risk Compensation

Annual Short-Term Incentive Plan	1,180,500	851,016	800,625

RSU-Based Awards	1,250,000	1,250,000	625,000

PSU-Based Awards	625,000	625,000	312,500

Option-Based Awards	625,000	625,000	312,500

Total At-Risk Compensation	3,680,500	3,351,016	2,050,625

Pension & Other Compensation	340,597	204,986	168,147

Total Compensation	4,771,097	4,154,769	2,743,772

(1)

Mr. Bibic’s 2018 base salary increased from $550,000 to $750,000 upon his appointment as COO to reflect increased scope of responsibilities and better align his compensation with his peers from our comparator group.

2019 AT-RISK TOTAL DIRECT COMPENSATION

BCE Inc. 2020 Proxy Circular

Stephen Howe EVP and Chief Technology Officer Bell Canada

Chief Technology Officer Stephen Howe leads the Network team responsible for designing, building and operating Bell’s industry-leading broadband fibre, wireless, satellite and media networks.

Mr. Howe joined Bell in 2008 and has led the rollout of both the Bell Fibe all-fibre network in 7 provinces and a national 4G LTE wireless footprint that now covers more than 99% of the Canadian population and is guiding Bell’s upcoming launch of mobile 5G services.

A network executive in Canadian telecom for the past 25 years, Mr. Howe holds a Bachelor of Engineering Physics degree from McMaster University and an MBA from Cornell University.

In 2019, Mr. Howe received a $75,000 base salary and target annual short-term incentive increase and an increase to his long-term incentive grant of $100,000 to reflect his tenure in role and to improve market alignment.

2019 ACTUAL PAY MIX

	2019 ($)	2018 ($)	2017 ($)

Salary	650,000	575,000	575,000

At-Risk Compensation

Annual Short-Term Incentive Plan	876,850	813,625	747,500

RSU-Based Awards	875,000	825,000	825,000

PSU-Based Awards	437,500	412,500	412,500

Option-Based Awards	437,500	412,500	412,500

Total At-Risk Compensation	2,626,850	2,463,625	2,397,500

Pension & Other Compensation	214,882	183,811	173,972

Total Compensation	3,491,732	3,222,436	3,146,472

2019 AT-RISK TOTAL DIRECT COMPENSATION

BCE Inc. 2020 Proxy Circular

11.1	Shareholder return performance graph

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT AND NEO COMPENSATION December 31, 2014 – December 31, 2019

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

	2014	2015	2016	2017	2018	2019

BCE Common Shares	100	105	120	131	123	145

S&P/TSX Composite Index	100	92	111	121	110	136

NEO COMPENSATION

	2014	2015	2016	2017	2018	2019

NEO total direct compensation ($ millions)	24.3	24.2	23.3	24.9	27.8	29.3

The graph above compares the yearly change in the cumulative annual total shareholder return on BCE common shares against the cumulative annual total return on the S&P/TSX Composite Index for the five-year period ending December 31, 2019, assuming an initial investment of $100 on December 31, 2014, and quarterly reinvestment of all dividends. Also shown is the NEOs’ compensation over the same period. Compensation is defined as total direct compensation awarded to active NEOs, including salary, annual short-term incentive awards and annualized LTIP grants of RSUs, PSUs and stock options. A large portion of total compensation is awarded in the form of equity, and the actual realized payouts related to those awards are linked more closely to the evolution of the Corporation’s share price and dividend growth than is reflected in the graph above. 2019 NEO compensation includes higher short-term incentives awarded in connection with higher corporate performance results. In addition, increases in base salary and LTIP awarded relate primarily to organizational changes and to improving market alignment for two NEOs.

BCE

BCE total return is based on the BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P/TSX COMPOSITE INDEX

As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based TSX-listed companies.

BCE Inc. 2020 Proxy Circular

11.2	Summary compensation table

The table below summarizes the compensation of our NEOs. The NEOs include our President and CEO, our CFO, and our three most highly compensated executive officers ranked by their total compensation.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis, and the footnotes to the table below.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	(1)	SHARE-BASED AWARDS ($)	(2)(3)	OPTION-BASED AWARDS ($)	(4)	NON-EQUITY INCENTIVE PLAN COMPENSATION (ANNUAL INCENTIVE PLANS) ($)	(5)	PENSION VALUE ($)	(6)	ALL OTHER COMPENSATION ($)	(7)	TOTAL COMPENSATION ($)

George A. Cope President and CEO BCE and Bell Canada (now former)	2019	1,400,000		5,156,250		1,718,750		3,462,900		704,195		193,666		12,635,761
	2018	1,400,000		5,156,250		1,718,750		2,814,000		756,840		168,602		12,014,442
	2017	1,400,000		4,406,250		1,468,750		3,360,000		634,010		171,560		11,440,570

Glen LeBlanc EVP and CFO BCE and Bell Canada	2019	650,000		1,237,500		412,500		974,350		1,287,109		83,969		4,645,428
	2018	650,000		1,125,000		375,000		822,250		3,697,375		23,055		6,692,680
	2017	600,000		937,500		312,500		780,000		146,987		21,730		2,798,717

Wade Oosterman Vice Chair and Group President BCE and Bell Canada	2019	900,000		3,375,000		1,125,000		1,146,600		310,967		27,992		6,885,559
	2018	900,000		3,375,000		1,125,000		1,138,500		298,080		28,145		6,864,725
	2017	900,000		1,875,000		625,000		1,170,000		279,703		29,788		4,879,491

Mirko Bibic Chief Operating Officer BCE and Bell Canada (now President and CEO)	2019	750,000		1,875,000		625,000		1,180,500		146,029		194,568		4,771,097
	2018	598,767		1,875,000		625,000		851,016		183,436		21,550		4,154,769
	2017	525,000		937,500		312,500		800,625		149,564		18,583		2,743,772

Stephen Howe EVP and Chief Technology Officer Bell Canada	2019	650,000		1,312,500		437,500		876,850		191,623		23,259		3,491,732
	2018	575,000		1,237,500		412,500		813,625		162,667		21,144		3,222,436
	2017	575,000		1,237,500		412,500		747,500		152,639		21,333		3,146,472

(1)

Mr. Bibic’s 2018 base salary increased from $550,000 to $750,000 upon his appointment to COO and to reflect increased scope of responsibilities and better align his compensation with his peers from our comparator group. Mr. Howe’s 2019 base salary increased from $575,000 to $650,000 to reflect his tenure in role and to better align his compensation with his peers.

(2)

The following table compares the grant date fair values used for compensation purposes with the provisions that are recorded to the Corporation’s financial statements for the NEO share-based awards assuming vesting result at target.

	2019		2018		2017
	FEBRUARY 26, 2019 TO DECEMBER 31, 2021		FEBRUARY 27, 2018 TO DECEMBER 31, 2020		FEBRUARY 28, 2017 TO DECEMBER 31, 2019

	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)

Share Price	$57.86	$58.43	$56.15	$56.96	$58.62	$57.94

Aggregate Difference	$127,921		$200,256		$110,957

Difference per share	$0.57		$0.81		$0.68

(a)

The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective.

(b)	Expensed over the vesting period of the awards.

(3)

The value shown under this column was allocated as per our compensation plan policy: 50% of the total long-term incentive plan value in RSUs and 25% of the total long-term incentive plan value in PSUs. The following table details the amounts awarded under both plans:

	2019		2018		2017

NEO	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)

G.A. Cope	3,437,500	1,718,750	3,437,500	1,718,750	2,937,500	1,468,750

G. LeBlanc	825,000	412,500	750,000	375,000	625,000	312,500

W. Oosterman	2,250,000	1,125,000	2,250,000	1,125,000	1,250,000	625,000

M. Bibic	1,250,000	625,000	1,250,000	625,000	625,000	312,500

S. Howe	875,000	437,500	825,000	412,500	825,000	412,500

BCE Inc. 2020 Proxy Circular

(4)

BCE started to use the binomial valuation method for the evaluation of compensation in 2007. The binomial model provides flexibility in the determination of the theoretical value of options for assumptions regarding parameters such as dividends, vesting period and exercise before expiry. The binomial model is a recognized method for the valuation of stock options of a company that has a high dividend yield. The accounting fair value for the purposes of the financial statements is also calculated using a binomial methodology, which meets requirements under International Financial Reporting Standards, but uses slightly different assumptions. Most important, the dividend is calculated assuming a dividend growth commensurate with the Corporation’s dividend growth strategy instead of a fixed dividend yield. The main assumptions used in determining compensation fair value and financial statements value are described in the following table:

	2019		2018		2017

KEY ASSUMPTIONS	FAIR VALUE	FINANCIAL STATEMENTS	FAIR VALUE	FINANCIAL STATEMENTS	FAIR VALUE	FINANCIAL STATEMENTS

Vesting Period	3 years	3 years	3 years	3 years	3 years	3 years

Dividend Yield	5.26%	5.00%	5.14%	5.00%	4.66%	4.95%

Expected Volatility	13.4%	14.0%	12.3%	12.3%	13.2%	13.2%

Risk-Free Interest Rate	1.95%	2.00%	2.28%	1.99%	1.48%	1.01%

Total Exercise Period	10 years	10 years	7 years	7 years	7 years	7 years

Expected Life	10 years	4 years	7 years	4 years	7 years	4 years

Binomial Value	$3.95	$2.34	$3.42	$2.13	$3.83	$1.97

The difference between the grant date fair value used for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2019, is approximately $1.61 less per option, or $1,760,305, for the 1,093,357 stock options awarded to the NEOs during fiscal year 2019. In 2018, the difference between the grant date fair value for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2018, was approximately $1.29 less per option, or $1,605,433, for the 1,244,522 stock options awarded to the NEOs during fiscal year 2018. In 2017, the difference between the stock option award grant date fair value and the accounting fair value of the stock option award as at December 31, 2017, was approximately $1.86 less per option, or $1,520,663, for the 817,561 stock options awarded to the NEOs during fiscal year 2017. The accounting fair value is expensed over the vesting period of the awards.

(5)	This column includes only the annual short-term incentive awards paid to the NEOs.

(6)

As described under section 11.5, entitled Pension arrangements, for all NEOs, this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. In addition, for Mr. LeBlanc in 2018, it includes the impact of attaining criteria to be eligible for an unreduced pension at age 55 under the Bell Aliant Defined Benefit arrangement and the impact of his average pensionable earnings increase under the Bell Aliant Defined Benefit arrangements.

(7)

For Mr. Cope, 2019 amount includes taxable benefits relating to role as a Board member of Maple Leaf Sports & Entertainment and, for all three years, amounts include perquisite allowance ($120,000). For Mr. LeBlanc, 2019 amount includes taxable benefits relating to role as a Board member of Maple Leaf Sports & Entertainment and perquisite allowance ($33,500). For Mr. Bibic, 2019 amount includes relocation costs in connection with his COO and CEO appointments ($120,000). For all NEOs, All Other Compensation also includes Corporation contributions under the Employees’ Savings Plan and company-paid life insurance premiums and gross-up payments. Perquisites and other personal benefits that do not exceed in aggregate $50,000 or 10% of the fiscal year’s salary are not included.

BCE Inc. 2020 Proxy Circular

11.3	Incentive plan awards

OUTSTANDING UNEXERCISED OPTION-BASED AWARDS AND UNVESTED SHARE-BASED AWARDS

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2019. Refer to section 9.6, entitled 2019 Compensation elements, under the heading Long-term incentive plan, for key features of the plans.

	OPTION-BASED AWARDS										SHARE-BASED AWARDS

		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS

NAME	GRANT DATE	VESTED	NOT VESTED	TOTAL OPTIONS	OPTION EXERCISE PRICE ($)	(1)	OPTION EXPIRATION DATE	(2)	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	(3)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	(4)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)	(4)

G.A. Cope	2019-02-26	0	435,127	435,127	58.35		2029-02-25		787,580		193,419	11,636,085		82,207,375

	2018-02-27	0	502,559	502,559	56.62		2025-02-26		1,779,059

	2017-02-28	0	383,486	383,486	58.62		2024-02-27		590,568

G. LeBlanc	2019-02-26	0	104,431	104,431	58.35		2029-02-25		189,020		44,223	2,660,454		10,297,015

	2018-02-27	0	109,650	109,650	56.62		2025-02-26		388,161

	2017-02-28	0	81,593	81,593	58.62		2024-02-27		125,653

W. Oosterman	2019-02-26	0	284,811	284,811	58.35		2029-02-25		515,508		126,811	7,628,953		56,338,497

	2018-11-12	0	146,199	146,199	54.05		2025-02-26		893,276

	2018-02-27	0	182,749	182,749	56.62		2025-02-26		646,931

	2017-02-28	0	163,186	163,186	58.62		2024-02-27		251,306

	2016-02-29	127,878	0	127,878	58.39		2023-02-28		226,344

M. Bibic	2019-02-26	0	158,228	158,228	58.35		2029-02-25		286,393		70,454	4,238,521		7,054,134

	2018-11-12	0	84,065	84,065	54.05		2025-02-26		513,637

	2018-02-27	0	98,685	98,685	56.62		2025-02-26		349,345

	2017-02-28	0	81,593	81,593	58.62		2024-02-27		125,653

	2016-02-29	79,924	0	79,924	58.39		2023-02-28		141,465

	2015-02-24	35,112	0	35,112	56.05		2022-02-23		144,310

S. Howe	2019-02-26	0	110,760	110,760	58.35		2029-02-25		200,476		47,769	2,873,771		4,365,370

	2018-02-27	0	120,615	120,615	56.62		2025-02-26		426,977

	2017-02-28	0	107,703	107,703	58.62		2024-02-27		165,863

	2016-02-29	105,499	0	105,499	58.39		2023-02-28		186,733

	2015-02-24	92,697	0	92,697	56.05		2022-02-23		380,985

	2014-02-26	81,807	0	81,807	47.90		2021-02-25		1,002,954

(1)

The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. For options granted prior to June 6, 2007, the exercise price was equal to the closing price of a board lot of common shares of BCE on the last trading day before the grant came into effect.

(2)

The term of any option may not exceed ten years from the effective date of the grant. From 2011 to 2018, options were granted with a seven-year term. Starting in 2019, options were granted with a ten-year term. The Compensation Committee can always recommend and the Board approve another option term at the time of grant as long as the maximum ten-year expiry date is respected.

(3)

The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2019, i.e. $60.16, less the exercise price of those options. Options with exercise price above closing price are considered to be out-of-the-money.

(4)

The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2019, i.e. $60.16, times the number of share units held by the employee in the RSU, PSU, DSU and DSP plans, as applicable, on December 31, 2019.

BCE Inc. 2020 Proxy Circular

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table summarizes option-based awards and share-based awards that vested during 2019 as well as annual short-term incentive awards earned during 2019. Refer to section 9.6, entitled 2019 Compensation elements, under the headings Long-term incentive plan, and Annual short-term incentive, for the key features of the plans.

	OPTION-BASED AWARDS			SHARE-BASED AWARDS				NON-EQUITY INCENTIVE PLAN COMPENSATION

NAME	VESTING DATE	VALUE VESTED DURING THE YEAR ($)	(1)	VALUE ON VESTING DATE ($)	(2)	VALUE VESTED DURING THE YEAR ($)	(2)	VALUE EARNED DURING THE YEAR ($)	(3)

G.A. Cope	2019-02-28	48,833		5,315,512		5,315,512		3,462,900

G. LeBlanc	2019-02-28	10,390		1,130,961		1,130,961		974,350

W. Oosterman	2019-02-28	16,624		2,261,923		2,261,923		1,146,600

M. Bibic	2019-02-28	10,390		1,130,961		1,130,961		1,180,500

S. Howe	2019-02-28	13,715		1,492,885		1,492,885		876,850

(1)

The options granted on February 29, 2016 vested in full on February 28, 2019. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $58.52.

(2)

The RSUs and PSUs granted on February 28, 2017 vested in full on December 31, 2019, with PSUs vesting at 106% of target. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $60.16.

(3)

These amounts are the same as those included in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation (Annual Incentive Plans) and include the entire 2019 annual short-term incentive awards paid in cash and/or in DSUs.

The following table lists the number and net value of options that were exercised during 2019 by each NEO.

NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	EXERCISE PRICE	NET VALUE REALIZED UPON EXERCISE	(1)

G.A. Cope	705,697	$63.20	$4,169,385

G. LeBlanc	136,105	$63.80	$914,317

W. Oosterman	226,889	$62.97	$2,502,866

M. Bibic	55,559	$63.00	$552,528

S. Howe	84,006	$60.99	$1,387,724

(1)	This amount is calculated based on the differences between the exercise price and the market price of the shares at the time of exercise.

STOCK OPTION PLAN

The stock option plan was established in 1999. It is available to officers and other employees of the Corporation and its subsidiaries who, in the opinion of the Compensation Committee, have demonstrated the capacity for contributing in a substantial measure to the successful performance of the Corporation. The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares.

In 2019, 3,357,303 options were granted under the stock option plan, representing 0.4% of issued and outstanding shares, none of which were vested as of December 31, 2019.

Under the terms of the stock option plan, the Compensation Committee establishes the option period, which shall not exceed ten years after the effective date of the grant. It also establishes the vesting schedule for each grant. From 2011 to 2018, options were granted with a seven-year term and three-year cliff vesting. Starting in 2019, options have been granted with a ten-year term and three-year cliff vesting.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Under the terms of the stock option plan, the Compensation Committee has the discretion to establish vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval.

However, the Compensation Committee may not, without shareholder approval:

•	increase the number of common shares that can be issued under the stock option plan

•	reduce the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)

•	extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan

•	change the provisions relating to the transferability of options except if the transfer is for normal estate-settlement purposes

BCE Inc. 2020 Proxy Circular

•	make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis, or

•	make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

There were no amendments to the stock option plan in 2019. Additional information regarding the stock option plan can be found in section 9.6, entitled 2019 Compensation elements, under the heading Long-term incentive plan, and in section 11.6, entitled Termination and change-incontrol benefits, under the heading Stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

NAME	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)		WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($) (B)		NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS, EXCLUDING SECURITIES REFLECTED IN COLUMN (A) (C)

Equity compensation plans approved by security holders	–		–		–

Equity compensation plans not approved by security holders (1)	13,185,642	(2)	57	(3)	12,790,873	(4)

Total	13,185,642		57		12,790,873

(1)	The key features of the stock option plan are provided in section 9.6, entitled 2019 Compensation elements, under the heading Long-term incentive plan.

(2)	This number includes 360,101 BCE common shares issuable under the DSP.

(3)	Weighted average exercise price does not include DSP units.

(4)	This number includes 4,360,087 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. ESPs (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2019.

	COMMON SHARES ISSUABLE (1)			COMMON SHARES ISSUED TO DATE			COMMON SHARES UNDER OUTSTANDING OPTIONS

	NUMBER		% (2)	NUMBER		% (2)	NUMBER	% (2)

BCE Inc. Stock Option Plan (1999)	20,350,432	(3)	2.3	29,343,473		3.2	12,825,541	1.4

Employees’ Savings Plans (1970) and (2000)	4,360,087	(4)	0.5	25,728,662		2.8	N/A	N/A

Bell Aliant Inc. Deferred Share Plan (DSP)	1,265,996	(5)	0.1	65,415	(5)	0.0	N/A	N/A

(1)

This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options, deferred shares and BCE common shares remaining available for future grants of options and subscriptions under the ESPs.

(2)	Outstanding BCE common shares as at December 31, 2019 = 903,908,182.

(3)

Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).

(4)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the ESPs (1970) and (2000).

(5)

1,331,411 BCE common shares were listed and reserved for issuance under the Bell Aliant Inc. Deferred Share Plan (DSP), established in 2006 and assumed by BCE on the acquisition of Bell Aliant in 2014. Deferred shares track the BCE common share price, with dividend reinvestment, and can be settled in either BCE common shares or cash equivalent. Common shares issued to date represents the number of common shares issued under the plan since the date of acquisition of Bell Aliant Inc. The DSP is a closed plan and, as of December 31, 2019, all units held under the DSP are vested. Vested deferred shares granted under the DSP must be exercised by the second anniversary of the participant’s departure from the company.

The table below summarizes the dilution, overhang and burn rates for the stock option plan as of December 31 of each year.

	2019	2018	2017

Dilution (1)	1.4%	1.6%	1.2%

Overhang (2)	2.3%	2.8%	2.8%

Burn Rate (3)	0.4%	0.4%	0.3%

(1)	(Total options outstanding) ÷ (total common shares outstanding).

(2)	(Total options available for issue + options outstanding) ÷ (total common shares outstanding).

(3)	(Total options granted during the fiscal year) ÷ (weighted average number of common shares outstanding during the fiscal year).

BCE Inc. 2020 Proxy Circular

11.4	Employees’ savings plans (ESPs)

ESPs are designed to encourage our employees and those of our participating subsidiaries to own shares of the Corporation. In most instances, employees who have completed at least six months of service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can choose to have up to 12% of their annual eligible earnings withheld through regular payroll deductions to buy BCE common shares. The Corporation matches one-third of the employee’s contribution with a maximum Corporation contribution of 2% of the employee’s annual eligible earnings. Two ESPs are in place: the BCE Inc. Employees’ Savings Plan (1970) (the “1970 ESP”) and the BCE Inc. Employees’ Savings Plan (2000) (the “2000 ESP”). The 2000 ESP, which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The terms of both ESPs are substantially similar.

The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. Employer contributions are purchased on the open market. Since January 6, 2017, employee contributions were also purchased on the open market. However in 2019, 1,231,479 common shares were issued from BCE to fill employee contributions. Since October 1, 2019, employee contributions are back to being purchased on the open market.

The number of shares that may be issued under the ESPs to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE, may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESPs is not assignable.

The 1970 ESP supports long-term share ownership and builds greater interest in the growth and success of our Corporation. Shares purchased with employee contributions may not be withdrawn from the plan for a two-year period without losing the company match, to allow employer contributions to vest. Shares are then purchased with the employer contributions and become available to the participant. Upon departure from the Corporation, except upon involuntary termination, retirement or death, the unvested employer contributions are forfeited.

Under the terms of the ESPs, the Board has the authority to modify the ESPs without shareholder approval to introduce changes such as a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable legal or regulatory requirements.

However, the Board may not, without shareholder approval:

•	amend the limit on employee contribution

•	amend the offering period to more than 27 months

•	introduce a discount purchase price

•	amend the maximum Corporation contribution

•	increase the number of common shares issuable pursuant to the ESPs, or

•	allow for a potential dilution associated with the ESPs, together with all other security-based compensation arrangements, of more than 10% of outstanding common shares of the Corporation.

No changes were made to the ESPs in 2019.

11.5	Pension arrangements

DEFINED CONTRIBUTION ARRANGEMENTS

THE DC BASIC PLAN IS THE SUM OF:

•	Employee contributions: Employee may contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit.

•	Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%.

a.	Registered DC Plan Arrangement

The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant has the responsibility to choose how to invest the contributions made in their registered account and the rate of return earned depends on this choice. Employee contributions, employer contributions and any investment returns are immediately vested. The sum of employee and employer contributions is limited annually to the maximum allowed under the ITA for registered pension plans.

b.	DC Notional Account

When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions stop being deducted from the employee’s pay and deemed employer contributions start to accumulate in the employee’s DC Notional Account. The DC Notional Account is credited monthly at the rate of return of the investment funds chosen by the employee. The employee has the responsibility to choose the investment funds that will be used to track the rate of return of the contributions made in their DC Notional Account from the same selection of funds available for investing the Registered DC Plan contributions. This DC Notional Account accumulates until termination of employment or retirement, at which point it is paid in cash installments over five or 10 years, taxable to the employee.

BCE Inc. 2020 Proxy Circular

DEFINED CONTRIBUTION SUPPLEMENTARY EXECUTIVE RETIREMENT PLAN (DC SERP)

All EVPs, including NEOs, hired or appointed to an officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions and related investment returns accumulated in their accounts under the DC Basic Plan (registered DC plan arrangement and DC notional account) while serving as an officer.

Once an executive officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age plus years of service) to 3.0 upon reaching 80 points is applied to employer contributions and related investment returns in the DC Basic Plan. An executive officer may therefore accumulate, while an officer (through employer contributions and the related multiplier) up to a maximum of 18% of their pensionable earnings plus related investment returns.

The additional amount attributable to DC SERP equals the multiplier times:

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan; less

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan at the date they became an officer.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and annual short-term incentive awards, whether they are paid in cash or DSUs. The entire cost is paid by the company for the DC SERP, and this benefit is payable in cash installments over five or 10 years starting at termination of employment or retirement. The DC SERP, by its nature, does not include any indexation provision.

The following table shows amounts from all the Corporation’s DC arrangements applicable for the NEOs subject to this pension arrangement.

EXECUTIVE	NAME OF THE ARRANGEMENT		BALANCE AS OF DECEMBER 31, 2018 ($)	COMPENSATORY ($)	(1)	NON- COMPENSATORY ($)	(2)	BALANCE AS OF DECEMBER 31, 2019 ($)

G.A. Cope (3)	DC Basic Plan	(5)	4,876,222	256,071		695,770		5,828,063

	DC SERP	(6)	8,033,885	448,124		1,668,198		10,150,207

	Total		12,910,107	704,195		2,363,968		15,978,270

G. LeBlanc (4)	DC Basic Plan	(5)	346,822	89,835		82,664		519,321

	DC SERP		–	–		–		–

	Total		346,822	89,835		82,664		519,321

W. Oosterman	DC Basic Plan	(5)	1,936,407	124,387		470,395		2,531,189

	DC SERP	(6)	2,730,515	186,580		892,214		3,809,309

	Total		4,666,922	310,967		1,362,609		6,340,498

M. Bibic	DC Basic Plan	(5)	1,104,210	63,491		122,423		1,290,124

	DC SERP	(6)	781,764	82,538		204,473		1,068,775

	Total		1,885,974	146,029		326,896		2,358,899

S. Howe	DC Basic Plan	(5)	1,110,267	89,127		249,299		1,448,693

	DC SERP	(6)	979,671	102,496		365,977		1,448,144

	Total		2,089,938	191,623		615,276		2,896,837

(1)	Employer contribution in 2019 for the different DC arrangements.

(2)	Employee contribution and investment return for the DC Basic Plan, and investment return plus accumulated benefits upon reaching eligibility for the DC SERP.

(3)

In conjunction with his appointment as President and COO of Bell Canada in January of 2006 and to recognize the level of seniority at which he joined the Corporation, Mr. Cope was credited five years of service and $180,000 of notional employer contributions in his DC notional account (included under DC Basic Plan in the above table) through a special arrangement.

(4)	Mr. LeBlanc became eligible for his DC SERP benefits in January 2020.

(5)	DC Basic Plan includes the registered DC plan arrangement and the DC notional account.

(6)	As of December 31, 2019, these NEOs were eligible for the following SERP multipliers:

EXECUTIVE	AGE	SERVICE		POINTS	MULTIPLIER

G.A. Cope	58.4	19.1	(a)	77.5	2.85×

W. Oosterman	59.2	13.4		72.6	2.60×

M. Bibic	52.5	16.0		68.5	2.40×

S. Howe	52.5	13.3		65.8	2.25×

(a)	Includes five years of service granted upon hire through a special arrangement.

BCE Inc. 2020 Proxy Circular

DEFINED BENEFIT ARRANGEMENTS

BELL ALIANT DB PENSION PLAN, BENEFITS FOR ACTIVE NAMED EXECUTIVE OFFICERS

Mr. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and supplemental arrangement until December 31, 2014; accrual of pensionable service under these plans was frozen as of that date. Future pensionable earnings will be taken into account in the calculation of his pension under these plans. These plans include indexation provisions.

The plans provide Mr. LeBlanc an annual pension of 1.5% of the better of the best 60 consecutive months’ or best five calendar years’ average pensionable earnings at retirement for each credited year of service before 2005, plus 1.7% of the best 36 consecutive months’ average pensionable earnings at retirement for each credited year of service on or after 2005. Pensionable earnings include salary and short-term incentive payments. At age 65, the pension benefit for service before 2005 is reduced to reflect benefits from the Canada Pension Plan. Mr. LeBlanc’s supplemental arrangement provides a survivor pension equal to 60% of Mr. LeBlanc’s pension benefit.

The following table shows information from these defined benefit arrangements.

	NUMBER OF		ANNUAL BENEFITS PAYABLE				ACCRUED				NON-		ACCRUED
	FROZEN YEARS						OBLIGATION AT		COMPENSATORY		COMPENSATORY		OBLIGATION AT
	CREDITED		AT YEAR END	(2)	AT AGE 65	(3)	START OF YEAR	(4)	CHANGE	(5)	CHANGE	(6)	YEAR END	(7)
EXECUTIVE	SERVICE	(1)	($)		($)		($)		($)		($)		($)

G. LeBlanc	21.3		486,500		482,700		10,248,595		1,197,274		1,996,038		13,441,907

(1)

Frozen years of credited service up to December 31, 2014 excludes an additional four years of service recognized only for pension eligibility purposes under the Bell Aliant DB supplemental arrangement.

(2)

Annual pension accrued at year end is based on unreduced deferred pension payable at age 55 based on frozen credited service as of December 31, 2014, and average pensionable earnings as of December 31, 2019. Benefits that commence prior to retirement age in the registered pension plan may be subject to reduction according to the provisions of the plan and any amounts not paid by the registered pension plan will be paid by the company.

(3)	Annual pension payable at age 65 is based on frozen credited service as at December 31, 2014, and average pensionable earnings as of December 31, 2019.

(4)	Accrued obligation at start of year is calculated using the following key assumptions: discount rate of 3.8% and indexation of 2.0% annually.

(5)	The compensatory change for 2019 represents the changes to the average pensionable earnings as at December 31, 2019.

(6)

The non-compensatory change represents the impact of the discount rate (decline from 3.8% to 3.1%) and the change of YMPE (established and revised annually for the purposes of the Canada/Quebec Pension Plan) on the accrued obligation.

(7)	Accrued obligation at year end is calculated using the following key assumptions: discount rate of 3.1% and indexation of 2.0% annually.

BCE Inc. 2020 Proxy Circular

11.6	Termination and change-in-control benefits

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination of a NEO’s employment or a change-in-control. The Compensation Committee has the authority to depart from these standard provisions at the time a stock option, an RSU or a PSU is granted.

STOCK OPTIONS

EVENT

Voluntary resignation	All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited.

Termination for cause	All vested and unvested options are forfeited on the event date.

Termination without cause (other than following a change-in-control)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Retirement (1)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Death	All non-vested options vest on the event date. Vested options can be exercised by the estate for one year following the event date (without exceeding the original expiry date). After the one-year period, all outstanding options are forfeited.

Change-in-control	If the employment of an option holder is terminated by the Corporation (as determined by the Board) other than for cause or by the option holder for good reason within 18 months of a change-in-control, unvested options can be exercised for a period of 90 days from the date of termination.

(1) Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

RSUs AND PSUs

EVENT	RSUs	PSUs

Voluntary resignation	All outstanding unvested grants are forfeited on the event date.

Termination for cause	All outstanding unvested grants are forfeited on the event date.

Termination without cause (other than following a change-in-control) (1)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Retirement (1) (2)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Death	Immediate vesting and payment of outstanding grants.	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period.

Change-in-control	If employment is terminated by the Corporation other than for cause or by the employee for good reason within 18 months of a change-in-control (as determined by the Board), unvested RSUs and PSUs will become fully vested and payable within 90 days from the date of termination.

(1)

In the event a participant elected to receive 2017, 2018 or 2019 RSUs in the form of DSUs, unvested DSUs will be paid by December 31 of the year after the year of departure in accordance with Income Tax Act requirements, but the employee will remain subject to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

(2)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

BCE Inc. 2020 Proxy Circular

ESTIMATED PAYMENTS FOR NAMED EXECUTIVE OFFICERS UPON TERMINATION OF EMPLOYMENT OR CHANGE-IN-CONTROL

The two tables below show the incremental payments that would be made to our President and CEO and other NEOs in the event of termination of their employment or a change-in-control. Amounts were calculated as if termination had occurred on December 31, 2019.

GEORGE A. COPE

The terms applicable in the event of different termination scenarios, which were agreed upon on Mr. Cope’s appointment as President and CEO, are described in the table below.

EVENT	NOTICE PERIOD ($)	(1)	SEVERANCE ($)	(2)	2019 SHORT-TERM AWARD ($)		ADDITIONAL PENSION BENEFITS ($)	(3)	PERQUISITES ($)	(4)	RSUs ($)	(5)	PSUs ($)	(5)	STOCK OPTIONS ($)	(6)	TOTAL ($)	BENEFITS	(4)

Termination without cause (other than following a change-in-control)	–		8,974,000		–	(7)	2,438,310		240,000		–		–		–		11,652,310	24-month extension

Termination for cause	–		–		–		–		–		–		–		–		–	–

Voluntary resignation	466,667		–		–		–		40,000		–		–		–		506,667	4-month
																		extension

Long-term disability (LTD) (8)	–		8,974,000		–	(7)	2,438,310		240,000		–		–		–		11,652,310	Until age 65

Death	–		–		–		–		–		7,757,369		3,878,716		3,157,207		14,793,292	–

Resignation for good reason (9)	–		8,974,000		–	(7)	2,438,310		240,000		–		–		3,157,207		14,809,517	24-month extension

Retirement (10)	–		–		–		–		–		–		–		–		–	–

Termination without cause following a change-in-control (9)	–		8,974,000		–	(7)	2,438,310		240,000		7,757,369		3,878,716		3,157,207		26,445,602	24-month extension

(1)

In case of voluntary resignation, Mr. Cope must provide the Corporation with written notice of four months. The Corporation may waive such period but remains responsible for paying Mr. Cope’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.

(2)

The 24-month severance is calculated using Mr. Cope’s annual base salary in effect at time of termination and average annual short-term incentive award for the two years preceding the year of termination. Mr. Cope’s average annual short-term incentive award for 2017 and 2018 was $3,087,000. Severance is payable in equal instalments over a 12-month period without interest.

(3)

Amount includes 24 months of employer contributions (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average annual short-term incentive award for the two years preceding the year of termination. This additional pension value will be payable in 12 monthly instalments without interest. Amount also includes additional pension value for the recognition of two years of age and service (total of 4 points impacting the SERP multiplier), as if Mr. Cope had remained employed during such 24-month period, such amount being payable within 30 days following termination. Refer to section 11.5, entitled Pension arrangements for more information on the DC arrangement of the pension plan. In case of LTD, Mr. Cope will cease participation in the Corporation’s pension plan and SERP as of the date of deemed resignation.

(4)

Upon a termination event other than termination for cause, voluntary resignation, death and retirement, all benefits and perquisites will be maintained for 24 months except the following: short- and long-term disability plans, vacation, parking, security system and IT support. Outplacement services will also be provided as per the policy for executives. In the event of alternate employment within the 24-month period, all benefits and perquisites will cease immediately. Upon LTD, Mr. Cope will receive LTD benefits in accordance with the Corporation’s LTD plan up to age 65 and 24 months of perquisites.

(5)

If Mr. Cope conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his RSUs and his PSUs. As of December 31, 2019, Mr. Cope had the following holdings under both plans, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2019 of $60.16. Accelerated vesting in case of death was also calculated using the same price.

PLAN	NUMBER OF UNITS HELD	DECEMBER 31, 2019 VALUE

RSUs	128,946	7,757,369

PSUs	64,473	3,878,716

(6)

If Mr. Cope conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the expiry date, he will be eligible for continued vesting and will have the right to exercise his stock options granted in 2017, 2018 and 2019 until their expiry date. In case of death, resignation for good reason or termination following a change-in-control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2019 of $60.16. Refer to section 11.3, entitled Incentive plan awards, for complete details on outstanding stock options for Mr. Cope.

(7)

Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2019 is disclosed in section 11.2, entitled Summary compensation table.

(8)

30 days after becoming totally disabled, Mr. Cope is deemed to have resigned from his position and becomes eligible to receive termination payments and perquisite allowance identical to those applicable in case of termination without cause. He will receive benefits and payments under the Corporation’s LTD plan until age 65 (continuation of health care benefits and payment of two-thirds of base salary). Stock options, RSUs and PSUs will be treated in accordance with the terms of the plan applicable to LTD, which provides for continued participation.

(9)

Under Mr. Cope’s agreement, resignation for good reason may only take place during the two years following a change-in-control (defined as acquisition of more than 50% of the common shares of Bell Canada or BCE by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) Mr. Cope is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in Mr. Cope’s compensation.

(10)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

BCE Inc. 2020 Proxy Circular

The payments and benefits described in the table on the previous page (with the exception of the Notice Period column) are subject to Mr. Cope’s compliance with the 12-month non-competition (in Canada), non-solicitation and non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. A breach of these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by Mr. Cope to the Corporation of the payments and benefits already received. Furthermore, all of his vested and unvested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, Mr. Cope’s stock options, PSUs and RSUs will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, PSUs and RSUs will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

OTHER NAMED EXECUTIVE OFFICERS

The table below shows the incremental payments that would be made to our NEOs other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2019.

	EVENT	SEVERANCE ($)	(1)	RSUs ($)	(2) (3)	PSUs ($)	(4)	STOCK OPTIONS ($)	(5)	TOTAL ($)

G. LeBlanc (6)	Termination without cause (other than following a change-in-control)	2,600,000		–		–		–		2,600,000

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		1,773,615		886,839		702,834		3,363,288

	Retirement (11)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	2,600,000		1,773,615		886,839		702,834		5,963,288

W. Oosterman (7) (8)	Termination without cause	2,700,000		–		–		–		2,700,000
	(other than following a change-in-control)

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		5,085,947		2,543,005		2,307,021		9,935,973

	Retirement (11)	–		–		–		–		–

	Termination without cause in the 18 months	2,700,000		5,085,947		2,543,005		2,307,021		12,635,973
	following a change-in-control

M. Bibic (9)	Termination without cause (other than following a change-in-control)	3,000,000		810,132		–		–		3,810,132

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		2,825,681		1,412,840		1,275,028		5,513,549

	Retirement (11)	–		810,132		–		–		810,132

	Termination without cause in the 18 months following a change-in-control	3,000,000		2,825,681		1,412,840		1,275,028		8,513,549

S. Howe (10)	Termination without cause (other than following a change-in-control)	3,450,000		–		–		–		3,450,000

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		1,915,805		957,967		793,316		3,667,088

	Retirement (11)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	3,450,000		1,915,805		957,967		793,316		7,117,088

(1)

For Messrs. LeBlanc, Oosterman, Bibic and Howe, this represents the severance indemnity payable in accordance with their respective employment agreements, as detailed in footnotes (6), (7), (8), (9) and (10) below. There are no special severance provisions in the event of a termination without cause following a change-in-control for Messrs. LeBlanc, Oosterman, Bibic and Howe, and such termination would therefore trigger the provisions set forth for termination without cause, if any.

BCE Inc. 2020 Proxy Circular

(2)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period will render the individual eligible for continued vesting of RSUs. As of December 31, 2019, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2019, of $60.16, under the RSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2019

G. LeBlanc	29,482	$1,773,615

W. Oosterman	84,540	$5,085,947

M. Bibic	33,503	$2,015,549

S. Howe	31,845	$1,915,805

(3)

In compliance with Income Tax Act requirements, the company will pay unvested 2019 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2020, DSU payout will occur at time of vesting (December 31, 2021). As of December 31, 2019, our NEOs had the following holdings evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2019, of $60.16, in unvested DSUs:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2019

M. Bibic	13,466	$810,132

(4)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period will render the individual eligible for continued vesting of PSUs. As of December 31, 2019, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2019, of $60.16, under the PSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2019

G. LeBlanc	14,741	$886,839

W. Oosterman	42,271	$2,543,005

M. Bibic	23,485	$1,412,840

S. Howe	15,924	$957,967

(5)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the stock option expiry date will render the individual eligible for continued vesting and rights to exercise the stock options granted between 2013 and 2019 until their expiry. In case of death or termination following a change-in-control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock exchange on December 31, 2019 of $60.16. Refer to section 11.3, entitled Incentive plan awards, for complete details on outstanding stock options for our NEOs.

(6)

Mr. LeBlanc’s employment agreement provides for the payment of a severance indemnity equal to 24 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. LeBlanc’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.

(7)

Mr. Oosterman’s employment agreement provides for the payment of a severance indemnity equal to 18 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Oosterman’s compliance with the 12-month non-competition (in Canada) and release provisions of his employment agreement.

(8)	Under the terms of Mr. Oosterman’s 2018 and 2019 additional grants, retirement before January 1, 2021 is not considered a qualified retirement and treatment upon resignation would apply.

(9)

Mr. Bibic’s employment agreement provides for the payment of a severance indemnity equal to 24 months of his base salary and annual short-term incentive award at target in effect at the time of termination if his employment is terminated by the Corporation other than for cause. This payment is subject to Mr. Bibic’s compliance with the 18-month non-competition (in Canada) and release provisions of his employment agreement.

(10)

Even though there is no formal agreement between Mr. Howe and the Corporation with respect to severance in the event of termination without cause, a severance indemnity equal to 18 months of base salary and annual short-term incentive award at target has been estimated based on his seniority and years of service and includes full payment of a future retention payment on termination without cause.

(11)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

BCE Inc. 2020 Proxy Circular

12  Other important information

12.1  Interest of informed persons in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

12.2  Personal loans to directors and officers

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

12.3  Canadian ownership and control regulations

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares

•	at least 80% of the members of the carrier company’s board of directors are Canadian

•	the carrier company is not controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2/3% of its voting shares, and

•	it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians

•	refuse to register a transfer of voting shares to a non-Canadian, and

•	force a non-Canadian to sell his or her voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian owned and controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the CEO of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

BCE Inc. 2020 Proxy Circular

12.4  How to request more information

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2019. These documents are also available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. All of our news releases are available on our website. You can also ask us for a copy of these documents, as well as of the documents listed below, at no charge:

•	our most recent annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report

•	any interim financial reports that were filed after the financial statements for our most recently completed financial year

•	our MD&A for the interim periods

•	the circular for our most recent annual shareholder meeting, and

•	our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, D.F. King, by email at inquiries@dfking.com, by telephone at 1-866-822-1244 (toll free within Canada and the United States) or 416-682-3825 (banks, brokers and collect calls outside Canada and the United States) for service in English and French or by fax at 1-888-509-5907 (North American toll free facsimile) or 647-351-3176.

12.5  Shareholder proposals for our 2021 annual meeting

We will consider proposals from shareholders to include as items in the management proxy circular for our 2021 annual shareholder meeting.

Your proposals must be received by us by December 7, 2020.

BCE Inc. 2020 Proxy Circular

13  Schedule A – Shareholder proposal

One shareholder proposal has been submitted for consideration at the meeting by the Mouvement d’éducation et de défense des actionnaires (MÉDAC), being an investor holding at least $2,000 worth of BCE common shares. The full text of the proposal and supporting comments are set out in italics below (translation of the original proposal submitted by MÉDAC in French).

PROPOSAL NO. 1 – 40% TARGET FOR BOARD GENDER REPRESENTATION

It is proposed that the company adopt a target of more than 40% for the composition of its Board of Directors for the next five years.

Currently, BCE has set a target of achieving 30% female representation among non-executive directors. At the last annual meeting, this percentage was 31%.

Large companies often serve as a beacon of good governance for small and medium-sized companies, not updating the target once it has been attained could suggest that this target is the ideal to be achieved.

However, it is recognized that there are more qualified women than there are positions to be filled and that different stereotypes and biases hinder their access to such functions. In this perspective, it is therefore proposed that BCE review its diversity policy to increase to 40% the minimum representation of both sexes on its board of directors.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 1 for the following reasons:

Over the past five years, BCE has made substantial progress as it relates to the representation of genders on the Board of Directors.

In 2015, the BCE Board adopted a gender diversity policy and a target that women represent at least 25% of non-executive directors by the end of 2017. That year, women represented 17% of non-executive directors.

In 2016, the Board reviewed progress made in relation to gender representation and decided to adopt a new target that women represent at least 30% of non-executive directors by the end of 2021. That same year, BCE became a member of the 30% Club and signed the Catalyst Accord 2022, which both aim for a 30% target, similar to BCE. In 2019, in recognition of the principle of gender equality, the Board revised its target to be that each gender represent at least 30% of non-executive directors by the end of 2021.

The BCE Board has made significant progress since adopting a gender diversity policy and it remains committed to its goals and target. The Governance Committee and the Board will, as they have done since 2015, continue to annually review progress made in relation to gender representation on the Board, including the appropriateness of updating its target, but at this time consider the policy and target to be appropriate and consistent with leading organizations’ best practices.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

WITHDRAWN PROPOSAL – ADVISORY VOTE BELOW 90%

It is proposed that the Board of Directors disclose the corrections made to its compensation policy in order to address the concerns of shareholders who voted against it at 12.49% last year.

Since 2015, the dissatisfaction vote on the senior executive compensation policy has continued to increase, from 4.44% to 12.49% at the last annual meeting. In your response to our proposal last year, you wrote:

“[…] the Compensation Committee is aware that due to the voting guidelines adopted by some of our shareholders, they will only support a “say on pay” vote if a minimum percentage of executive long-term incentive compensation is deemed to be “performance-based”. In determining this percentage, certain shareholders do not consider stock options to be performance-based. We believe that this position taken by certain shareholders may, in part, explain the variance in 2017 and 2018 vote results.1”

These shareholders remain concerned about your compensation policy and others joined them at the last annual meeting. Allow us to remind you of our concerns, which remain important, by repeating them here:

“Is the shareholders’ concern about the supplemental defined contribution pension plan for senior executives, which is specific to this class of employees? Is this dissatisfaction rather related to the short-term incentive compensation they receive, compared to other sources of compensation? Is it because of the importance of the compensation granted to the President and Chief Executive Officer compared to his four main collaborators? Would shareholders want a compensation policy that is more focused on achieving [ESG] objectives?”

These voting results are worrisome and require corrective measures before the situation deteriorates and damages the corporation’s reputation.

(1)	2019 Circular, page 79.

BCE Inc. 2020 Proxy Circular

The Board of Directors’ comments with regard to this withdrawn proposal are as follows:

Following the 2019 shareholders’ meeting, management and the Compensation Committee reviewed the vote on executive compensation. Following this review and discussion with certain shareholders, we remain of the view that, as indicated last year and highlighted in the proposal, the variation in the advisory vote on executive compensation is related to the voting guidelines adopted by some of our shareholders, which require that a minimum percentage of executive long-term incentive compensation be linked to the attainment of performance objectives.

As the current structure of BCE’s long-term incentive plan (LTIP) has remained largely unchanged since 2011, the Compensation Committee will conduct a comprehensive review of the plan in 2020, including with regard to the use and weightings of PSUs, performance stock options (PSOs), stock options and RSUs, with a view to, amongst other things, attaching performance criteria to 50% of LTIP grants, and ensuring continued alignment with the objectives of BCE’s executive compensation strategy and shareholders’ interests. Changes resulting from the review will be implemented effective with the 2021 grant and disclosed in the 2021 proxy circular.

WITHDRAWN PROPOSAL – REPORT ON THE INTEGRATION OF ENVIRONMENTAL,

SOCIAL AND GOVERNANCE (ESG) IN MANAGEMENT

It is proposed that the Board of directors table, at least every two years, a report on the importance it attaches to the integration of environmental, social and governance criteria in assessing the performance of the company.

It should be noted from the outset that the guidelines published in 2012 by the United Nations Principles for Responsible Investment (PRI) and the United Nations Global Compact specify that the use of ESG criteria can be an important factor in protecting and creating shareholder value.

These objectives could be expressed as follows: the extent of the presence of women in their decision making bodies, the rate of integration of people from various socio-cultural communities, initiatives aimed at reducing paper, energy and water consumption, actions taken to ensure the sustainable employability of its various employees with respect to task automation, the various programs put forward to promote employee health and wellness, etc.

In this respect, it should be noted that companies with clear ESG guidelines typically enjoy a better reputation with their customers, adapt more easily to change, manage risks more effectively, are more innovative and are thus better equipped to develop long-term added value for their shareholders and stakeholders.

It would be important to reassure shareholders and stakeholders that the performance of the company is assessed against demanding ESG targets and to disclose this information in accordance with the principles and guidelines of the key non-financial reporting standards, in particular those of the Sustainability Accounting Standards Board (SASB), Global Reporting Initiative (GRI), International Integrated Reporting Council (IIRC), Task force on climate-related financial disclosures (TCFD), as well as regional and national regulations of the countries in which the company operates.

The Board of Directors’ comments with regard to this withdrawn proposal are as follows:

BCE publishes a corporate responsibility report annually, which is available at BCE.ca, in the Responsibility section. This report describes the environmental, social and governance (ESG) factors that are integrated in the management and performance of our business. BCE’s corporate responsibility report is prepared in accordance with the Global Reporting Initiative (GRI) Standards-Core option and adheres to the principles of the United Nations Global Compact (UNGC). BCE’s corporate responsibility report describes actions we have taken to implement these guidelines and principles, and serves as our Communication on Progress (COP), as required for all companies that endorse the UNGC. In addition, we report on certain Sustainability Accounting Standards Board (SASB) indicators, Sustainable Development Goals (SDGs) and disclosures recommended by the Task Force on Climate-Related Financial Disclosures (TCFD).

On pages 21 and 22 of the latest corporate responsibility report, we provide a number of key performance indicators and results summarizing BCE’s progress against objectives, including as it relates to GRI indicators, SDGs, Global Compact principles and SASB indicators. Moreover, the report contains information regarding the impacts of our actions in terms of ESG factors on the performance of our business, which affect all our stakeholders. BCE also reports to the CDP, a global organization that helps companies improve their sustainability initiatives, on the potential impacts of risks and opportunities related to climate change, as well as on our corporate objectives in that regard. Furthermore, in 2019, BCE confirmed its support of the TCFD.

BCE has received a number of awards and recognitions, including Canada’s Greenest Employers, Top 100 Employers, Best Diversity Employers and Top Employers for Young People. BCE is also listed on several social investment indices and is included in more than 60 investment funds based on social and/or environmental screening criteria.

The proxy circular also contains relevant disclosure regarding our ESG practices on pages 31 to 33, including this year’s addition of BCE’s support of the TCFD. In addition, our senior leadership team is accountable for achieving BCE’s social and environmental objectives, which are included in individual objectives and embedded in the corporate operational objectives (progress against our 6 Strategic Imperatives) that form part of BCE’s Annual Incentive Plan, in addition to financial objectives. The Chief Human Resources Officer and Executive Vice President, Corporate Services and the Chief Legal Officer and Corporate Secretary co-chair the Health & Safety, Security, Environment and Compliance Oversight Committee (HSSEC), which oversees progress against these objectives. Furthermore, in 2020, the Compensation Committee has introduced a metric to track corporate performance against our ESG targets, some of which are disclosed in our corporate responsibility report.

BCE Inc. 2020 Proxy Circular

WITHDRAWN PROPOSAL – COMPENSATION OF THE NEW PRESIDENT AND CEO

It is proposed that the Board of Directors disclose the broad outlines of the compensation offered to the President and CEO’s successor with a view to improving alignment of the compensation of the new president with the median compensation of employees.

In a press release issued by the company on June 28, the shareholders were informed that Mr. Mirko Bibic, Chief Operating Officer, would be appointed President and CEO of BCE as of January 5, 2020.

According to last year’s management circular, Mr. Bibic’s compensation was $4,154,769 and Mr. Cope’s was $12,014,442. Let us recall the evolution of Mr. Bibic’s compensation over the past three years and particularly that of 2018 to reflect his appointment in 2018 as Chief Operating Officer 1:

2018 ACTUAL PAY MIX

	2018 ($)	2017 ($)	2016 ($)

Salary (1)	598,767	525,000	525,000

At-Risk Compensation

Annual Short-Term Incentive Plan	851,016	800,625	606,375

RSU-Based Awards	1,250,000	625,000	625,000

PSU-Based Awards	625,000	312,500	312,500

Option-Based Awards	625,000	312,500	312,500

Total At-Risk Compensation	3,351,016	2,050,625	1,856,375

Pension & Other Compensation	204,986	168,147	94,531

Total Compensation	4,154,769	2,743,772	2,475,906

(1)

Mr. Bibic’s 2018 base salary increased from $550,000 to $750,000 upon his appointment as COO to reflect increased scope of responsibilities and better align his compensation with his peers from our comparator group.

Last year’s circular mentions that the basic orientation applied to setting the compensation for BCE senior executives is to reflect their responsibilities and to ensure their compensation remains competitive with their counterparts at key competitors. Two elements are of serious concern in this statement: the absence of the learning component linked to the occupation of a new function and the importance of maintaining an equity ratio acceptable to employees and society as a whole.

This change of presidency could be a unique opportunity to adopt a new compensation policy that would integrate the concepts of learning the job and equity.

The Board of Directors’ comments with regard to this withdrawn proposal are as follows:

In accordance with disclosure requirements, Mr. Bibic’s and Mr. Cope’s compensation for 2019 are fully disclosed in this circular. Furthermore, Mr. Bibic’s total target direct compensation for 2020 as President and CEO is disclosed at page 45 of this circular.

(1)	2019 Circular, page 61.

BCE Inc. 2020 Proxy Circular

BCE Inc. 2020 Proxy Circular

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To sign up, go to our website at BCE.ca, click on the banner “2020 Annual Shareholder Meeting” and then on the relevant link under the heading “Sign up for electronic delivery”.

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INFORMATION

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact the Corporation’s proxy solicitation agent, D.F. King.

North American toll free phone	1-866-822-1244

Banks, brokers and collect calls	416-682-3825

Facsimile	647-351-3176

North American toll free facsimile	1-888-509-5907

Email	inquiries@dfking.com

BCE.ca